2024 Annual Report

To the shareholders of Pampa Energía S.A. (‘Pampa,’ the ‘Company’ or the ‘Group’):

Pursuant to the statutory rules and Bylaws currently in force, we submit for your consideration the Annual Report and Financial Statements for the 81st fiscal year that ended December 31, 2024.

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1.	The fiscal year 2024 and the outlook

The year 2024 was marked by a process towards normalization of macroeconomic variables, with an emphasis on fiscal balance as the basis for balanced growth. In this context, the energy sector was one of the most impacted by the adjustment since tariff normalization raised the coverage of real costs from 22% in January to 90% in December 2024, the highest level in more than 20 years. Said adjustment made it possible to reduce energy subsidies by 0.5% of GDP, from US$9.7 to US$6.3 billion of annual outflows, and to normalize the payment chain, minimizing delays to the lowest level in 7 years. It also laid the foundations for the deregulation of electricity generation, consolidating opportunities for organic growth, economic development and the sector’s stable projection.

Coverage of seasonal price over actual electricity cost (%)

Note: Values between 2001 and 2011 are only available with an annual frequency.

In 2024, we took a strategic step with the development of Rincón de Aranda, a block 100% owned by Pampa located at the heart of Vaca Muerta’s shale oil. With a firm commitment to the country’s energy development and operational efficiency, we are ramping up production in one of the world’s most promising formations. The well, connected in March 2024, has exceeded our expectations, with an initial production of 1.4 kbbl/day and an average of 1.1 kbbl/day in 2024, outperforming the neighboring blocks’ average yield. In August, we started developing the plan with an active drilling campaign in anticipation of Duplicar’s commissioning, with six wells drilled in 2024 and the construction of facilities and treatment plants. By the end of 2024, we increased drilling rigs to four, and in February 2025, we incorporated a fracking fleet. We aim to increase Pampa’s current oil production tenfold, reaching 45 kbbl/day in 2027.

Given the increasing production scale at Rincón de Aranda and the higher need for additional evacuation, we announced our participation in the Vaca Muerta Sur project in December 2024, together with YPF, PAE, Vista and Pluspetrol. This project involves the construction and operation of a 437-km oil pipeline, with an initial 550 kbbl/day capacity, expandable to 700 kbbl/day, and an estimated US$3 billion investment. In addition to our firm capacity in Duplicar, we have secured the evacuation of new shale oil production through VMOS, multiplying Pampa’s firm transportation capacity by nine times.

Also, to continue monetizing our gas reserves in Vaca Muerta and mitigate seasonality effects on production, in November 2024, we confirmed our participation in the FLNG Project, a pioneering initiative in gas liquefaction in Argentina, together with PAE, Harbour Energy, YPF and Golar. This project envisages the assembly of floating liquefaction facilities in the San Matías Gulf, Río Negro, with operations starting in 2027. From Pampa, we will procure gas backed by the solid performance of our Sierra Chata and El Mangrullo blocks, estimating strong production growth. The FLNG project will position Argentina in the global LNG market, boosting the energy sector.

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All these new shale oil and infrastructure initiatives in Vaca Muerta are strategic investments generating employment, foreign currency, operational efficiencies and new markets for growth and economic development, positioning Argentina and Pampa as top-tier energy suppliers.

Moreover, our gas production continues to reach record highs, consolidating our position in the Neuquina Basin. In July 2024, midwinter and the most critical supply period, we reached 16.7 million m3 per day, showing once again our shale gas wells’ outstanding productivity, especially in Sierra Chata. The growing natural gas contribution to the national energy matrix is key to replacing liquid fuels and decreasing foreign-currency dependency and electricity generation costs, which are fundamental for the grid’s sustainability.

In 2024, and thanks to our asset portfolio’s operational excellence, we were recognized once again as the country’s largest independent power producer. Our asset portfolio includes four CCGTs that, together with our Vaca Muerta gas supply, offer us a key competitive advantage given the imminent sector deregulation. Our thermal units recorded a 95.4% commercial availability, reflecting our assets’ strength and reliability, backed by sustained maintenance and modernization investments toward efficiency.

In terms of expansion projects, in December, we completed the commissioning of PEPE 6, our most recent wind farm, reaching a total 427-MW clean energy capacity and positioning us as one of the country’s leading renewable energy generators.

Evolution of thermal generation availability

In % of rated capacity

Another important milestone in 2024 was the significant improvement in our debt profile. Thanks to our proactivity and leveraging market opportunities, we placed two 7- and 10-year international bonds with the most competitive market rates. Furthermore, backed by solid cash generation in our power generation and gas production businesses, we closed the year with a net debt of US$410 million, the lowest level since 2016. These achievements reaffirm the market’s trust in our management, contributing more robustly to our growth plan.

In addition to our operational excellence, in 2024, we reinforced our commitment to ESG principles, promoting our teammates and contractors’ well-being, close dialog with our stakeholders and the development of the communities where we operate. This progress is the result of our team’s effort and dedication, along with the support of our families, suppliers, financial institutions and investors. We thank our shareholders for the trust placed in us and renew our commitment to continuing to invest and grow to consolidate our position as a key player in the Argentine energy sector.

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2.	Macroeconomic context

In 2024, the new administration launched an economic stabilization plan based on a fiscal and an exchange rate pillar.

In the fiscal sphere, the Government achieved a primary and financial surplus of 2.4% and 0.8% of GDP, respectively, a milestone that had not been reached for 14 years. This result was possible thanks to a 27% adjustment in public spending in real terms, despite political and social challenges. A key component of this reduction was the decrease in energy subsidies: at the beginning of the year, electricity tariffs only covered 22% of the real cost, whereas by the end of 2024, the coverage reached 90%. The reduction in economic subsidies accounted for 12% of the total adjustment.

In line with the economic plan, in July 2024, the ‘May Pact’ was signed, which included fiscal balance and a public spending level below 25% of GDP among its goals. The Treasury has been rigorous in this respect, considering it a central axis of its economic policy. In this way, the achieved surplus has allowed it to meet its obligations, paying both amortizations and interest on its foreign-currency international obligations, significantly reducing the country risk from 1,938 in December 2023 to 635 basis points in December 2024. This improvement has reopened the international capital markets for Argentine companies, with 16 corporate bond issues, including two by Pampa and one by TGS, enabling the refinancing of the companies’ US$-denominated debts. However, the fiscal adjustment has impacted economic activity, which accumulated a 3% year-on-year decline as of the third quarter of 2024.

On the monetary front, the Government applied a policy that included two main measures: limiting the expansion of the broad monetary base and establishing a foreign exchange crawling peg regime, with a monthly 2% devaluation, to anchor devaluation expectations. This policy was feasible, in part, due to the continuity of capital controls. The wholesale US$ exchange rate closed at AR$1,032/US$ as of December 31, 2024, accumulating a 28% increase vs. the end of 2023 and an average 210% year-on-year increase. A controlled exchange rate, combined with the lack of need to issue money to finance the Treasury given the above-mentioned surplus, resulted in a sharp decrease in the monthly inflation rate, from 25.5% in December 2023 to 2.7% in December 2024.

Regarding the balance of payments, an estimated US$18.9 billion surplus was achieved, with a US$5.7 billion energy surplus, the highest in 18 years. This was made possible by oil export growth and lower imports of gas and liquids used for electricity generation, which was driven by the gas production increase at Vaca Muerta. Furthermore, progress was made in regularizing importers’ commercial debt through the issuance of US$-denominated securities by the BCRA and the elimination of most of the entity’s remunerated liabilities, helping to clean up its balance sheet.

It is worth highlighting that in October, the Government launched a tax amnesty. Under it, more than US$32 billion was declared, of which US$22 billion entered the system in cash. This result contributed to strengthening fiscal accounts and allowed the Government to rebuild BCRA’s reserves, which closed at approximately US$30 billion, US$7 billion more than at the end of 2023, strengthening the local market and providing new financing sources.

Finally, towards the end of 2024, the Government started reducing some taxes, including the elimination of the PAÍS tax, with a positive impact on Pampa.

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3.	Corporate governance

At Pampa, we consider that the best way to preserve and protect our investors is by adopting and implementing the best corporate governance practices. This approach has consolidated us as one of the most reliable and transparent companies in the market. We work continuously to incorporate the above-mentioned practices, aligning them with international trends and current local and foreign regulations.

In this sense, Pampa is a member of the +GC Panel, sponsored by ByMA, which brings together BYMA-listed companies with single-vote shares that are committed to good governance and corporate transparency best practices, going beyond regulatory requirements. Pampa fulfills all these practices, which are aligned with the Corporate Governance principles of the Organization for Economic Co-operation and Development (OECD) adopted by the G20 and periodically reviewed to ensure compliance.

Further details on Pampa’s corporate governance practices are available in Appendix I of this Annual Report, which includes the corporate governance report required under the Code as per Sect. 1, Title I, Chapter I, Part IV of the CNV Rules, restated in 2013 and amended by CNV General Res. No. 797/19.

3.1	Our shareholders

As of December 31, 2024, Pampa’s capital stock consisted of 1,363,520,380 common shares, each with a par value of AR$1 and granting the right to one vote. The following table shows information on Pampa’s common shareholdings:

Holders as of December 31, 2024	In million		% of outstanding capital stock
	Shares	ADR
Management[1]	302.2	12.1	22.2%
Free float on NYSE and ByMA	1,057.4	42.3	77.6%
Employee stock-based compensation plan	3.9	0.2	0.3%
Outstanding capital	1,363.5	54.5	100.0%

Note: Figures are rounded, so the total may not equal the sum of the figures. 1 Direct and indirect stakes of Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani and Ricardo Alejandro Torres.

Pampa is listed on the ByMA, participates in the S&P Merval and the Sustainability (non-traded) indexes, and is a member of the +GC Panel. Moreover, Pampa has a Level II ADS program listed on the NYSE, where each ADS represents 25 common shares.

3.2	Pampa’s corporate bodies

Board of Directors

Under the ABOL, the CMA, and Pampa’s Bylaws, decision-making within the Company is vested in the Board of Directors. The Board consists of ten regular directors and an equal or smaller number of alternate directors, as determined by the Shareholders’ Meeting, a percentage of whom will be independent according to the independence criteria set out in the CNV rules. All our directors are elected for a term of three years and may be re-elected indefinitely, except for the restrictions arising from CNV’s independence standards. The expiration and further renewal of terms of office are made on a partial and staggered basis every year, with the election of three directors for two consecutive years and four directors the following year. Currently, Pampa’s Board is composed by:

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Name	Position	Independence	Term-expiration*
Marcos Marcelo Mindlin	Chairman	Non-Independent	12/31/2026
Gustavo Mariani	Vice-chairman	Non-Independent	12/31/2025
Ricardo Alejandro Torres	Director	Non-Independent	12/31/2025
Damián Miguel Mindlin	Director	Non-Independent	12/31/2026
María Carolina Sigwald	Director	Non-Independent	12/31/2026
Silvana Wasersztrom	Director	Independent	12/31/2025
Carolina Zang	Director	Independent	12/31/2024
Carlos Correa Urquiza	Director	Independent	12/31/2024
Julia Sofía Pomares	Director	Independent	12/31/2024
Lucas Sebastián Amado	Director	Independent	12/31/2024
Horacio Jorge Tomás Turri	Alternate Director	Non-Independent	12/31/2025
María Agustina Montes	Alternate Director	Non-Independent	12/31/2025
Mariana De la Fuente	Alternate Director	Non-Independent	12/31/2024
Mauricio Penta	Alternate Director	Non-Independent	12/31/2026
Diego Martín Salaverri	Alternate Director	Non-Independent	12/31/2024
Clarisa Diana Lifsic	Alternate Director	Independent	12/31/2024
Clarisa Vittone	Alternate Director	Independent	12/31/2026
María de Lourdes Vázquez	Alternate Director	Independent	12/31/2026
Verónica Cheja	Alternate Director	Independent	12/31/2024
Lorena Rappaport	Alternate Director	Independent	12/31/2024

Note: *They will be in office until their reelection or the election of their substitutes.

On March 5, 2025, María Carolina Sigwald resigned as a Director, and her replacement will be appointed at Pampa’s next shareholders’ meeting.

Our senior management

The following table includes information on our senior management:

Name	Position
Marcos Marcelo Mindlin	Chairman
Gustavo Mariani	Executive vice-president and CEO
Ricardo Alejandro Torres	Executive vice-president
Damián Miguel Mindlin	Executive vice-president
Nicolás Mindlin	Executive vice-president
Horacio Jorge Tomás Turri	Executive vice-president and executive director of exploration and production
Adolfo Zuberbühler	Executive director of finances (CFO)
María Carolina Sigwald	Executive director of legal affairs
Mauricio Penta	Executive director of administration, IT and supply

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On December 23, 2024, the Board of Directors approved Nicolás Mindlin and Horacio Turri’s promotion to executive vice-presidents, effective January 1, 2025. Horacio Turri maintains his position as executive director of exploration and production. Also, Adolfo Zuberbühler, who previously held the position of director of finance, was promoted to CFO.

Supervisory Committee

The Supervisory Committee’s primary responsibility is exercising statutory control over the Board’s compliance with the provisions of the ABOL, the Bylaws, their regulations, if any, and the decisions adopted at Shareholders’ Meetings, without intervening in operational management or the merits of decisions adopted by the directors.

Our Bylaws establish that the Supervisory Committee should be composed of three regular members and three alternate members appointed by our shareholders, who should be lawyers or certified accountants. Members serve for a term of three fiscal years. The current composition is as follows:

Name	Position	Term expiration*
José Daniel Abelovich	Statutory Auditor	12/31/2026
Roberto Antonio Lizondo	Statutory Auditor	12/31/2026
Tomás Arnaude	Statutory Auditor	12/31/2026
Martín Fernández Dussaut	Alternate Statutory Auditor	12/31/2026
Noemí Ivonne Cohn	Alternate Statutory Auditor	12/31/2024
Germán Wetzler Malbrán	Alternate Statutory Auditor	12/31/2026

Note: * They will be in office until their reelection or the election of their substitutes.

Audit Committee

Under Sect. 109 of the CMA, Pampa has an Audit Committee composed of three regular members and one alternate member, all of whom are independent, as per CNV rules, and have professional experience in financial, accounting, legal and/or business matters.

In accordance with the applicable legislation and its own internal regulations, the Audit Committee has, among others, the following duties:

i.	Supervising the operation of internal control and administrative/accounting systems and the reliability of the latter and of all financial information or any other noteworthy events that may be disclosed to the CNV and the markets.
ii.	Rendering an opinion on any Board proposal appointing external auditors to be hired by the Company and ensuring their independence.
iii.	Reviewing the plans sent by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of annual FS. The Committee may determine objective indicators to assess the external auditor’s performance, commitment, efficiency and independence.
iv.	Supervising the implementation of risk management reporting policies.
v.	Providing the market with complete information on transactions involving potential conflicts of interest with members of corporate bodies or controlling shareholders.
vi.	Rendering its opinion on remunerations and stock options plans’ proposals for the Company’s directors and managers drawn up by the Company’s Board.
vii.	Rendering its opinion on compliance with legal requirements and the reasonableness of conditions for the issuance of shares or convertible securities in case of capital increases with the exclusion or limitation of preemptive rights.

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viii.	Issuing a well-founded opinion on related-party transactions in the cases established by legislation and disclosing it in compliance with the law in case there is an actual or alleged conflict of interest within Pampa.
ix.	Supervising the operation of a channel whereby the Company’s executives and staff may report accounting, internal control and audit issues.
x.	Providing any report, opinion or statement required by the current regulations in force, with the scope and frequency required by such regulations, as amended, etc.
xi.	Fulfilling all obligations imposed in the Bylaws, as well as laws and regulations binding the Company.
xii.	Ensuring compliance with applicable standards of conduct.
xiii.	Drawing up an annual action plan, for which it will be held accountable to the Board and the Audit Committee. The Audit Committee will submit this action plan within 60 calendar days from the beginning of the fiscal year.

Pampa’s Audit Committee is composed as follows:

Name	Position	Independence
Carlos Correa Urquiza	Chair	Independent
Carolina Zang	Vice president	Independent
Silvana Wasersztrom	Regular Member	Independent
Clarisa Diana Lifsic	Alternate Member	Independent
3.3	Minority shareholder protection

Pampa’s Bylaws include specific measures to protect minority shareholders:

•	A single class of shares granting equal economic and political rights.
•	Special majorities of up to 66.6% of the votes to amend specific clauses of the Bylaws.
•	The possibility of convening a shareholders’ meeting upon the request of shareholders representing at least 5% of the capital stock.
3.4	Corporate governance policies

Integrity Program – Law No. 27,401

Pampa fully complies with the Legal Entities’ Criminal Liability Law. To this effect, it implements internal actions, mechanisms and procedures making up our Integrity Program, which aims to prevent, detect and correct irregularities and illicit acts typified in said law. The Program is periodically reviewed by the Board, including the identification of possible improvements. The internal audit department is internally responsible for the program and is in charge of its development, coordination, and supervision.

Code of Conduct

Pampa has a Code of Conduct approved by the Board that guides honest decision-making in day-to-day activities and how challenges are addressed. The Code promotes relationships based on principles of excellence with our customers, suppliers, teammates, shareholders, authorities, intermediate organizations and the community.

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Ethics Committee

We have a consultation body on the Integrity Program. Its main responsibilities include providing guidance on the Code of Conduct, supervising cases received through the Ethics Hotline and rendering its opinion on disciplinary actions and conflicts of interest. This committee is composed of the Human Resources, Legal and Audit Departments, under the supervision of the CEO, and is accessible by direct contact or e-mail: etica@pampa.com.

Ethics Hotline

Pampa offers the Ethics Hotline, an exclusive channel to report any suspected irregularities or breaches of the Code of Conduct on a strictly confidential basis. The line is operated by an external provider offering different reporting channels (website, chat, toll-free telephone line or e-mail), thus ensuring transparency. It also has a procedure for handling complaints, which describes the process from the reception of an objection to the investigation’s conclusion and the potential application of corrective actions. The Audit Committee supervises the channels’ operation and resolution of complaints in issues within its authority.

Policy against fraud, corruption and other irregularities

This policy reinforces ethics and transparency as essential behaviors to carry out Pampa’s business, prohibiting any form of fraud, corruption or other misconduct. It also sets Pampa’s stance on preventing corruption and other irregular conduct, complementing the principles and values defined in our Code of Conduct. Therefore, both documents should be read in conjunction. This policy also contemplates the obligation to report any actual or suspected violation of laws and/or regulations, and the prohibition of retaliation against anyone filing a report in good faith or refusing to participate in acts of corruption.

Policy on best security market practices

This policy regulates the purchase and sale of Pampa and/or its affiliates’ marketable securities to ensure transparency and prevent the improper use of material non-public information. It applies to all Pampa’s and its subsidiaries’ staff, including Board and Supervisory Committee members and Senior management lines.

Policy on related-party transactions

In line with the CMA, the policy establishes that all relevant transactions carried out by Pampa with individuals and/or legal entities deemed ‘related parties’ must be authorized and controlled by the Board and the Audit Committee, as appropriate, in coordination with Pampa’s executive legal affairs department.

Board of directors’ self-assessment questionnaire

The Board conducts an annual management self-assessment, answered individually by each Board member, to identify performance improvement areas. The executive legal affairs department is responsible for analyzing and filing the questionnaires.

Policy on relevant information disclosure

This policy regulates processes for publishing relevant information in compliance with the regulatory requirements of the stock exchanges where Pampa’s securities are traded or in which Pampa is a registered issuer.

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Integrated management policy

This policy promotes our businesses’ sustainable development, incorporating the efficient use of energy and natural resources, the reliability and integrity of our facilities and operations, and asset management optimization. It includes ten management principles that guide its simple and agile implementation and strengthen Pampa’s culture.

Dividend Policy

This policy sets out the guidelines for balancing dividend distribution with investment plans, offering clarity, transparency and consistency so that shareholders can make informed decisions, following the Company’s Bylaws and current regulations.

Compensation Policy

This policy establishes general rules to determine the composition, updating and handling of directors’ compensation and expense reimbursement. The Compensation Committee reports to Pampa’s Board and is exclusively made up of three regular members and an equal or smaller number of alternate independent members. Its composition is as follows:

Name	Position	Independence
Silvana Wasersztrom	Chair	Independent
Carlos Correa Urquiza	Regular Member	Independent
Carolina Zang	Regular Member	Independent
Clarisa Lifsic	Alternate Member	Independent

Nomination Policy

This policy establishes independence, diversity and competence criteria applicable to Board nominees, whether proposed by the Board itself or by the shareholders, to be presented at the shareholders’ meeting. The Nomination Committee, which assists the Board and the shareholders’ meeting in the Board members’ nomination and appointment process, is composed of three regular members and an equal or lower number of alternate members, and its Chair must be independent. Its composition is as follows:

Name	Position	Independence
Silvana Wasersztrom	Chair	Independent
Gustavo Mariani	Regular Member	Non-independent
Carlos Correa Urquiza	Regular Member	Independent
Mariana de la Fuente	Alternate Member	Non-independent
Clarisa Lifsic	Alternate Member	Non-independent

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4.	The Argentine oil and gas market
4.1	Hydrocarbon exploration and exploitation[1]

The Argentine energy matrix

Natural gas and oil constitute the main resources in the national primary energy matrix. The following chart illustrates the matrix as of December 31, 2023 (last available information):

2023 Argentine energy matrix

100% = 79.4 million tons of oil equivalent

Note: It excludes other primary sources for 4.7%. Source: SE.

Natural gas

In 2024, total gross natural gas production amounted to 139 million m3 per day, a 5% increase vs. 2023. This increase is explained by growth in the Neuquina Basin (+9.1 million m3 per day) driven by the commissioning of the GPM in August 2023, partially offset by falls in production in the remaining basins: Austral (-1.2 million m3/day), Golfo San Jorge (-0.6 million m3/day) and Noroeste (-0.2 million m3/day). Net production grew by 7%, totaling 129 million m3 per day.

Total demand grew by 2% year-on-year, mainly due to higher power plants’ gas consumption, residential demand and exports. Likewise, there was a significant reduction in natural gas imports, with year-on-year decreases of 48% from Bolivia (3.2 million m3/day) and 34% in LNG (4.5 million m3/day), explained by the new evacuation capacity from Neuquén and the reversal of the Northern gas pipeline. In contrast, exports to Chile increased by 10%, reaching 6.5 million m3/day and representing 5% of total production in 2024.

As of December 31, 2023, the country’s natural gas reserves and resources totaled 1,839 million m3, a 10% increase vs. 2022. Of the total, 27% were proven reserves, and 78% came from unconventional formations.

1 For further information on the assets under this segment, see section 6.1 of this Annual Report.

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Evolution of natural gas production, and reserves and resources*
In billion m3, 2012-2024

Note: * There is no information on reserves and resources for 2024. Source: SE.

Oil

In 2024, total oil production reached 700.7 kbbl per day, a 10% increase vs. 2023. This growth was led by the Neuquina Basin, where production increased by 20%. Oldelval and OTASA’s systems have improved the evacuation capacity from Vaca Muerta, which has also contributed to the increase. Out of total production, 69% came from the Neuquina Basin (481 kbbl per day) and 27% from the Golfo San Jorge Basin (190 kbbl per day, -5% vs. 2023).

Evolution of oil production, and reserves and resources*

In million boe, 2012-2024

Note: * There is no information on reserves and resources for 2024. Source: SE.

Local refining remained at 2023 levels, with a total volume of 520.7 kbbl per day, mainly supplied by the Neuquina (341.3 kbbl per day, +6% year-on-year) and the Golfo San Jorge Basins (160.6 kbbl per day, -9% vs. 2023). Other basins contributed 18.8 kbbl per day (-7.5% year-on-year). In 2024, no oil imports were made, and exports increased by 41%, reaching 185.5 kbbl per day (26% of total production), thanks to improvements in transportation infrastructure.

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As of December 31, 2023, the country’s total oil reserves and resources remained stable at 10,513 million bbl, of which 29% were proven and 68% were unconventional reserves.

The Argentine Hydrocarbons Law

Hydrocarbons Law No. 17,319, amended in October 2014 (Law No. 27,007) and updated on July 8, 2024 (Law No. 27,742 or Bases Law), establishes a regulatory framework to promote the exploration, exploitation and commercialization of conventional and unconventional hydrocarbon resources. Its pillars include the flexibilization of permit terms, onshore and offshore unconventional hydrocarbon exploration and exploitation concepts, investment incentives and exports not subject to internal supply considerations, among others.

Unconventional hydrocarbons exploitation

The Law conferred legal status to the ‘Hydrocarbons Unconventional Exploitation Concession’ concept created by DNU No. 929/13 for the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sandstone (tight sands, tight gas, tight oil), coal bed methane and/or characterized by the presence of low permeability rocks.

Holders of hydrocarbon exploration permits and/or exploitation concessions may request an unconventional exploitation concession to the enforcement authority until December 31, 2028. This application must include the development of a pilot plan for the field’s commercial exploitation, and adjacent unconventional blocks may be unified, provided geological continuity is demonstrated.

Unconventional hydrocarbons exploitation concession (CENCH) in the Province of Neuquén

The Ministry of Energy and Natural Resources of the Province of Neuquén set certain parameters to grant a CENCH (Res. No. 53/20 and 142/21, ratified by Provincial Executive Order No. 2183/21).

Companies are required to submit annual development plans for up to five years, demonstrating their technical and economic feasibility, along with additional parameters related to operation, actual productivity assessments, costs and investment commitment. Once the request is filed, a block extension bond payment is incorporated. Its value will be associated with the resources expected to be recovered in the block, considering the average price over the last 2 years.

Terms for concessions and permits

The terms for the exploration permits will be established in each call for tenders issued by the enforcement authority according to the exploration’s target: (i) conventional exploration, divided into two 3-year periods, plus an optional extension of up to 5 years (maximum 11 years); (ii) unconventional exploration, divided into two 4-year periods, plus an optional extension of up to 5 years (maximum 13 years); and (iii) onshore and offshore exploration, divided into two 3-year periods, plus an optional extension of one year each.

Upon expiration of the basic term’s first period, the permit holder will decide whether to continue exploring the block or entirely relinquish it to the Government. The originally granted block may be kept provided permit obligations are met. If the exploration permit holder exercises the right of extension upon the basic term’s expiration, the relinquishment will be limited to 50% of the remaining block. In exploitation concessions, terms run as from the date of the granting Res.: (i) conventional exploitation, 25 years; (ii) unconventional exploitation, 35 years; and (iii) onshore and offshore exploitation, 30 years.

Exploitation concessions granted before the Bases Law’s enactment will continue being governed by the established terms until expiration. After that, they may not be awarded without a new tender process. In new concessions, the above-mentioned terms are maintained, and the authority may justifiably extend them for up to 10 more years.

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Awarding of blocks

Law No. 17,319, amended by Laws No. 27,007 and 27,742, proposes model tender specifications drawn up by the SE and the provincial authorities establishing conditions, guarantees and minimum investments to which tenders must conform. It also establishes adjustment mechanisms for royalties, which may consider investments made, income obtained and operating expenses, among other variables. The evaluation of tenders will consider the project’s total value, and tenderers will compete for royalties, with a base 15% value plus a percentage of their choice, which may even be negative.

Levy and royalties

Levy values per km2 or fraction will be paid annually in AR$ and in advance by the permit holder, adjusted as per the average Brent crude oil barrel price. The amount equals 0.50 bbl of oil per km2 in the first and 2 oil barrels per km2 in the second period. In extensions, the levy is the equivalent in AR$ to 15 bbl of oil per km2.

Royalties are the only production-based income mechanism the granting jurisdictions will receive on a monthly basis and are set as a percentage in the awarding process. Contracts prior to the Bases Law range from 12% to 15%, as agreed with the PEN or Province, and may be reduced to 5% depending on the wells’ productivity, conditions and location.

Transport and processing

The Bases Law replaces concessions with transportation concessions, granted and extended for the same term as the originating exploitation concession. After these terms’ expiration, the facilities will be transferred to the Federal or Provincial Government, as applicable, without any charges or encumbrances. Previous concessions will be governed by the terms and conditions under which they were awarded.

Moreover, the Bases Law enables the grantor to issue authorizations to process hydrocarbons and derivatives and construct and operate natural gas conditioning, separation and liquefaction plants and the necessary facilities without being linked to an exploitation concession. Holders of processing projects and/or facilities may request an indefinite-term transportation authorization to and from their facilities. Holders authorized before the Bases Law will not be required to apply for the reconversion of the granted authorizations (DNU No. 1,057/24).

Authorizations for underground natural gas storage

Under the Bases Law, the PEN may authorize the underground storage of gas in depleted natural hydrocarbon reservoirs to any subject who (i) meets technical experience and financial capacity requirements, (ii) has the consent of the holder of the exploration permit and/or exploitation concession where the reservoir is located, and (iii) builds the necessary facilities.

These authorizations will be granted for an indefinite term, and holders of storage authorization may apply for the transportation to and from their facilities to the transportation system. Exploitation bonds and similar payments will be made. Likewise, stored natural gas will only pay royalties when first marketed.

Hydrocarbon export and import

The Bases Law establishes that international hydrocarbon trade will be free and unobjectionable by the SE, except during the 30 administrative working days following the exercise of the export right, founded on domestic supply security. For LNG, the Undersecretariat of Liquid Fuels informed producers that until regulations are readjusted, the current authorization procedure would remain in effect (Note No. 135497092).

Pampa Energía ● 2024 Annual Report ● 17

Uniform legislation

The Bases Law empowers the PEN to draw up, with the provinces’ agreement, harmonized environmental legislation primarily aimed at applying the best international environmental management practices in hydrocarbon exploration, exploitation and/or transportation tasks and achieving the activity’s development with proper environmental care.

Regulations in the gas market

Plan Gas

Created in 2020, Plan Gas promotes Argentine natural gas production and manages the gas cost impact on the Priority Demand’s tariff through tendering long-term supply agreements (DNU No. 892/20). Initially, the term for onshore production was 4 years, with an additional 4 years for offshore production from January 2021. Later, the term was extended until December 31, 2028, for the 70 million m3/day base volume awarded under rounds 1 and 3 (DNU No. 730/22).

Agreements are executed between producers (as sellers) and CAMMESA, gas distributors and ENARSA (as purchasers), with a 100% daily DoP and a 75% monthly ToP for CAMMESA and quarterly ToP for gas distributors and ENARSA. The following seasonal adjustment factors are applied to the awarded price: 0.82 in the summer period (October – April), 1.25 (May -September) for the base volume and 1.30 for the additional volume in the winter period. CAMMESA and ENARSA pay the price awarded in the call for tenders. Distributors pay the amount according to the current tariff scheme, with the difference being compensated by the Federal Government, guaranteed by tax credit certificates, without prejudice to other applicable mechanisms.

In December 2020, round 1 was awarded for an annual base volume of 67.4 million m3/day at US$3.5/MBTU as of January 2021 and a winter additional volume of 3.6 million m3/day at US$4.7/MBTU as of May 2021 (SE Res. No. 391/20 and 447/20). In December 2022, rounds 4.1 and 5.1 extended, until December 2028, 48.0 million m3/day in the Neuquina Basin at US$3.592/MBTU and 2.4 million m3/day in the Austral Basin at US$3.479/MBTU (SE Res. No. 860/22).

Round 2 was awarded in March 2021, with an increasing daily DoP and a 75% quarterly ToP for a base volume of 3.3 million m3/day during winter at US$4.7/MBTU from June 2021 (SE Res. No. 169/21).

Round 3 was awarded in November 2021 for an annual base volume of 3 million m3/day at US$3.43/MBTU from May 2022 (SE Res. No. 1091/21). In December 2022, it was extended at US$3.435/MBTU in the Neuquina Basin until December 2028 (SE Res. No. 860/22).

Round 4.2 awarded new volumes until December 2028. Awardees may limit up to 30% of the volume committed with ENARSA for industrial customers and/or CNG, subject to SE’s approval. The tender calls were:

•	Annual flat commitment from July 2023: 11 million m3/day at US$3.41/MBTU;
•	Annual flat commitment from January 2024: 3 million m3/day at US$2.989/MBTU;
•	Peak (winter) commitment from May 2024: 7 million m3/day at US$4.249/MBTU; and
•	Peak (winter) commitment from May 2025: 7 million m3/day at US$3.597/MBTU.

Finally, round 5.2 awarded the incremental volumes set monthly in the Austral, Golfo San Jorge and Noroeste Basins for 3.3 million m3/day at US$7.319/MBTU from October 2023 to December 2028. The customers are ENARSA and CAMMESA, with an 80% daily DoP and a 0% monthly ToP (SE Res. No. 799/23).

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Pampa awards under Plan Gas

Pampa’s awards under each round are detailed below:

Round	Type of delivery	Volume in million m3 per day	Price in US$/MBTU	Expiration
1 & 4.1	Annual flat	4.90[1]	3,60[2]	December 2028
1	Winter[3]	1.00	4,68	September 2024
2	Winter[3]	0.86	4,68	September 2024
3 & 4.1	Annual flat	2.00	3,347[2]	December 2028
4.2	Annual flat	4.80	3,485[2]	December 2028
5.2 Northwest	Monthly variable	13.5 – 70.5 thousand m3/day	6 - 9,8[4]	December 2028

Note: 1 The total commitment from May 2021 is 7 million m3/day. Out of this, 4.9 are deliveries under Plan Gas, and the balance is sold on the market. 2 A 1.25 adjustment factor in the winter and 0.82 for the rest of the year. 3 It covers May through September. 4 Prices start at US$9.8/MBTU and drop to US$6/MBTU in 2028.

Natural gas for the residential and CNG segment

Priority Demand and CEE

In June 2016, CEE criteria were established to guarantee the Priority Demand’s supply in case of operational emergencies (MEyM Res. No. 89/16, as amended). In June 2017, the procedure for dispatch administration in the CEE was approved (ENARGAS Res. No. 4502/17). If the CEE does not reach an agreement, ENARGAS defines the required supply considering each producer’s available quantities and deducts the amounts previously contracted to meet the Priority Demand, with a progressive allocation until matching each producer/importer’s proportional quota in the Priority Demand.

Natural gas prices within the PIST

As of January 2021, gas volumes for the Priority Demand are contracted under Plan Gas. Gas distributors pay the price stated in the effective tariff scheme, and the Federal Government offsets the difference with Plan Gas’ awarded price. ENARSA pays 100% of the Plan Gas’ awarded price.

Natural gas for power plants

Since the end of 2019, power plants’ fuel supply has been centralized in CAMMESA, except for generators with PPA under Energía Plus and SEE Res. No. 287/17 (MDP Res. No. 12/19). CAMMESA launches calls on an interruptible basis to cover its monthly consumption, and most gas has been supplied under Plan Gas since 2021. Generators under Energía Plus and SEE Res. No. 287/17 PPA can assign natural gas operation and transportation to CAMMESA. Pampa opted into this scheme.

As of 2021, reference PIST prices were set for production out of Plan Gas at US$2.3/MBTU in the summer (October – April) and US$3.5/MBTU in the winter period (May – September) for the Neuquina Basin (SE Res. No. 354/20). In addition to Plan Gas, CAMMESA launches calls with a maximum price equal to Plan Gas and 30% DoP, although the volume is marginal.

On January 28, 2025, the SE repealed the dispatch scheme established in SE Res. No. 354/20 as of February 1, 2025. The scheme prioritized dispatch per the obligations under ENARSA’s contracts with Bolivia and Plan Gas. As from March 1, 2025, it authorizes the recognition of fuel costs based on reference prices and declared and accepted CVP, including freight, natural gas transportation and distribution costs, and taxes and fees. CAMMESA will continue centralizing the fuel management of PPA under SE Res. No. 220/07, 21/17 and 287/17. Generators remunerated under spot energy will be able to manage their fuel, with CAMMESA as a last resort supplier (SE Res. No. 21/25). However, note NO-2025-16900682-APN-SE#MEC, sent by the SE to CAMMESA on February 19, 2025, establishes the new dispatch criteria as from March 1, 2025. The note allows generators to choose to manage their fuel to compete based on their declared CVP once CAMMESA has ensured the placement of the ToP volumes set under Plan Gas. This change could affect volumes between ToP and DoP committed under Plan Gas.

Pampa Energía ● 2024 Annual Report ● 19

Natural gas export

In April 2021, a procedure was regulated to authorize natural gas exports on a firm and preferential basis for Plan Gas awardees during the summer period, extendable to the winter period in case of oversupply at a specific basin, with the applicable authority’s prior approval (SE Res. No. 360/21). In November 2022, exports were authorized on a firm basis in winter, prioritizing producers with competitive prices and/or a higher contribution under Plan Gas (DNU No. 730/22). In addition, the SE established amendments, such as (i) export limitations per producer to a maximum of 30% of the authorized volume per basin or 50% of the commitment under Plan Gas, (ii) quotas per basin for firm exports, (iii) the exported volume will be deductible from the Plan Gas summer commitment, and (iv) the minimum price will be the higher between a Brent percentage and the Plan Gas price with the adjustment factor (SE Res. No. 774/22).

On July 8, 2024, the Bases Law provided for free sale unobjectionable by the SE, requiring SE Res. No. 360/21’s readjustment. This regulation is still pending.

LNG exports

The Bases Law establishes a special LNG export regime for entities producing, processing, refining, marketing, storing and/or fractionating hydrocarbons and/or their derivatives without objection from the SE within 120 administrative working days from the presentation of the export notification.

LNG export authorizations will be firm sales for up to 30 years from the commissioning of the liquefaction plant or its expansions. The SE will evaluate the long-term gas resource availability to supply domestic demand at least every five years or when a new LNG export request warrants it based on its scale, terms or investment amounts (DNU No. 1057/24).

Liquid hydrocarbon export duty

As from May 2020, export duties are exempted provided the international Brent price is equal to or lower than US$45/bbl, with progressive increases until the reference price reaches 8%, the cap to be recognized when the Brent price equals or exceeds US$60/bbl (DNU No. 488/20). In 2024, the rate remained at 8%. Moreover, the Bases Law provided that the PEN may not intervene in domestic market sales for any segment in the hydrocarbon production chain.

FX access regime

DNU No. 277/22 facilitates access to FX in the MULC for companies with incremental production vs. 2021 to pay principal and interest on commercial and financial liabilities abroad and with non-resident affiliates, dividends from closed and audited balance sheets, and to repatriate direct investments by non-resident companies, transferable to direct suppliers.

For natural gas, the benefit equals 30% of the incremental injection valued at the country’s weighted average export price over the last 12 months, net of export duties. For oil, the benefit equals 20% of the quarterly incremental production at the average Brent quote over the previous 12 months, net of export duties and adjusted based on the crude oil quality.

On January 13, 2023, through Res. No. 13/23, the SE established the conditions for companies to access the regime. Through notes issued in August and September 2023, the Undersecretariat of Hydrocarbons granted Pampa the certificates to access the benefit for Q3 22, Q4 22 and Q1 23. Pampa submitted the applications from Q2 23 to date, which have not been granted.

Pampa Energía ● 2024 Annual Report ● 20

Export Growth Program

To encourage oil and gas exports, in October 2023, SE Res. No. 808/23 allowed hydrocarbon exporters to settle transactions under the Export Growth Program (Programa de Incremento Exportador —PIE—, DNU No. 576/22). PIE partially recognizes exports under a differential blue-chip swap (CCL) rate and the remaining balance under the official FX. Pampa opted into this regime. In 2024, 20% of exports were settled under this regime (DNU No. 28/23).

Regulations in the oil market

No domestic reference price has been established for crude oil sales as of this date. Refining companies validated prices below export parity until July 2024, when both prices aligned.

4.2	Midstream[2]

Regulations in gas main pipeline transportation - TGS’s tariff situation

TGS makes significant investments in the operation of gas pipelines to guarantee the service’s quality, safety and reliability. These investments require natural gas transportation tariffs determined based on prudent and efficient economic operation. In this sense, TGS maintains negotiations with ENARGAS for the transitionary tariff update and the RQT.

On December 14, 2023, ENARGAS called for a public hearing, held on January 8, 2024, to define the transitionary tariff update (Res. No. 704/23). As a result, transitionary tariff schemes were published on February 15, 2024 (ENARGAS Res. No. 112/24).

In parallel, DNU No. 55/23, issued on December 16, 2023, declared the national energy sector’s emergency until December 31, 2024, later extended until July 9, 2025, the resulting tariff schemes’ last effective date (DNU No. 1,023/24). Among other issues, this executive order launched the RQT process, intervened in the ENARGAS as of January 1, 2024, and instructed the SE to issue the rules and procedures to set market prices for the natural gas transportation utility.

On March 26, 2024, TGS entered into the 2024 Transitionary Agreement with ENARGAS, which established a transitory 675% update as from April 2024 (ENARGAS Res. No. 112/24). From May 2024 to the RQT’s completion, tariffs would be adjusted monthly according to an index composed of salaries, the PPI and the construction cost in Greater Buenos Aires, as published by INDEC. However, ENARGAS has postponed this monthly update and notified the companies that it would replace the formula with one based on the monthly inflation projected by the MECON. TGS received the following tariff updates:

Effective as of:	Natural gas transportation
	Tariff increase	Resolution
Apr-24	675%	ENARGAS No. 112/24
Aug-24	4%	ENARGAS No. 411/24
Sep-24	1%	ENARGAS No. 491/24
Oct-24	2.7%	ENARGAS No. 601/24
Nov-24	3.5%	ENARGAS No. 735/24
Dec-24	3%	ENARGAS No. 815/24
Cumulative 2024	791.3%
Jan-25	2.5%	ENARGAS No. 915/24
Feb-25	1.5%	ENARGAS No. 51/25

2 For further information, see sections 6.2 about Oldelval and 6.4 about TGS of this Annual Report.

Pampa Energía ● 2024 Annual Report ● 21

On January 14, 2025, ENARGAS called for a public hearing for February 6, 2025, to consider the RQT and tariff adjustment methodology, among other issues. TGS presented its 2025-2029 expenditure and investment plan, capital base and its proposed rate of return (WACC). In addition, it proposed two periodic tariff update methodologies: one based on the PPI and another on a formula composed of 30% PPI, 40% wage index and 30% construction cost index. To date, ENARGAS has not concluded the RQT process. However, at that hearing, it proposed a real rate of 7.18% after tax and a periodic tariff update of 50% CPI and 50% PPI.

TGS license renewal

TGS’s license to operate the natural gas transportation system will expire in December 2027. On September 8, 2023, TGS requested ENARGAS to initiate the renewal process. The original contract allowed for a 10-year extension, but the Bases Law approved in July 2024 allows for a 20-year extension, extending the license until December 2047. On June 13, 2024, ENARGAS issued a favorable technical and legal report, highlighting TGS’s compliance with its obligations and authorizing ENARGAS’ comptroller, after the non-binding public hearing held on October 21, 2024, to submit his recommendation report to the PEN, which could finally issue the license extension executive order within 120 business days. This is expected to occur during the first half of 2025 once the affirmative recommendations by the various involved entities have been issued.

Perito Francisco Pascasio Moreno gas pipeline

The GPM, declared of national public interest in February 2022, is a strategic project for Argentina’s gas development (SE Res. No. 67/22). ENARSA was appointed as concession holder for 35 years and is the trustor and beneficiary under the FONDESGAS trust (Fondo de Desarrollo Gasífero Argentino, Argentine Gas Development Fund) with Banco de Inversión y Comercio Exterior S.A. (BICE) acting as trustee (DNU No. 76/22).

On June 5, 2023, ENARSA awarded TGS the technical operation of GPM’s first section for 5 years, extendable for up to 12 months, including the two compression plants at Tratayén and Salliqueló, which increased transportation capacity from 11 to 21 million m3 per day in 2024. TGS has also been the technical operator of the Mercedes Cardales Gas Pipeline for a 5-year term.

Private initiative

Aiming to substitute gas oil and LNG imports with gas from Vaca Muerta, guaranteeing domestic supply and FX savings for the country, in June 2024, TGS submitted to the Federal Government a private initiative proposal on the GPM and an investment commitment in the regulated system, totaling an estimated US$700 million investment. The private initiative proposal, declared of public interest in December 2024 (DNU No. 1,060/24), envisages the expansion of GPM’s transportation capacity by 14 million m3 per day under the RIGI and as provided in the Hydrocarbons Law, with an estimated US$500 million investment and a US$200 million investment commitment in the regulated gas transportation system through the construction of 20 km of pipeline loops and the installation of 15,000 HP of compression in the Neuba II gas pipeline, expanding transportation capacity in the final sections by 12 million m3 per day. On February 25, 2025, the MECON delegated to the SE and ENARSA the responsibility to conduct the Private Initiative call for tenders, establishing the guidelines for drawing up the tender specifications (Res. No. 169/25). To date, the call for tenders has not been launched.

Regulations in the LPG business

Household Gas Bottles’ Program and Propane for Grids Agreement

The Household Gas Bottles’ Program, effective since 2015, subsidizes the price of LPG gas bottles for low-income users (DNU No. 470/15 and amendments). TGS participates in this program, producing and selling a defined LPG quota at below-market reference prices:

Pampa Energía ● 2024 Annual Report ● 22

Period	AR$/ton	Res. SE No.
From Sep-23 to Jan-24	50,938	762/23
Feb-24	137,838	11/24
Sep-24	240,000	216/24
Dec-24	420,000	394/24

On January 22, 2025, the SE abrogated the contributions and reference prices defined in the Household Gas Bottles’ Program, setting export parity as the sales price limit (Res. No. 15/25).

On November 6, 2024, TGS signed a new Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Grids. The agreement establishes the participants’ compensation, calculated based on the difference between the sale price and the export parity published monthly by the SE. The Federal Government will pay the compensation through tax credit certificates, which are only applicable to the cancellation of hydrocarbon export duties. To date, the certificates for the year 2024 have not been issued.

Export duty

As with hydrocarbon exports, as from May 2020, export duties are exempted as long as the international Brent price is equal to or lower than US$45/bbl, with progressive increases until the reference price reaches 8%, the cap to be recognized when Brent price equals or exceeds US$60/bbl (DNU No. 488/20). In 2024, the rate remained at 8%.

Regulations in oil transportation3

In November 2022, the SE launched the tariff update process. In 2023 and 2024, Oldelval submitted the requested information, and in July 2024, SE’s audit was conducted. On October 22, 2024, the SE reported the new tariff schemes (Note No. 115035654). However, approval by the enforcement authority is still underway. On September 14, 2022, the SE granted the concession extension and expansion, called Medanito-Puesto Hernández, until November 14, 2037. Therefore, in 2022, Oldelval tendered firm transportation capacity in Duplicar Project’s Allen-Puerto Rosales oil pipeline for more than 314 kbbl/day through contracts valid until the concession’s termination. The Duplicar Project is 89% complete.

3 For further information on the assets under this segment, see section 6.1 on Oldelval of this Annual Report.

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5.	The Argentine electricity market
5.1	Power generation[4]

Electricity consumption experienced a slight 0.5% contraction in 2024, reaching 140,227 GWh, explained by decreases of 1.2% in the commercial segment and 1.3% in the industrial demand, partially offset by a 0.4% increase in the residential sector. The following chart shows the breakdown of electricity consumption in 2024 by type of customer:

Electricity demand by type of customer

Source: CAMMESA.

Peak power capacity records

	2017	2018	2019	2020	2021	2022	2023	2024	2025
Capacity (MW)	25,628	26,320	26,113	25,791	27,088	28,283	29,105	29,653	30,257
Date	Feb-24	Feb-8	Jan-29	Feb-4	Dec-29	Dec-6	Mar-13	Feb-1	Feb-10
Temperature (°C)	27.7	30.2	34.0	29.5	31.7	29.0	31.0	31.5	31.1
Time	14:25	15:35	14:25	14:57	14:28	14:43	15:28	14:48	14:47

Source: CAMMESA.

On February 1, 2024, the SADI registered a 29,653 MW record-breaking demand for power capacity. However, on February 10, 2025, there was a new record-breaking demand of 30,257 MW.

Evolution of the electricity supply

Power generation grew by 1% in 2024, reaching 141,592 GWh, driven by renewable sources (+2,791 GWh), thermal sources (+2,370 GWh) and nuclear power availability (+1,486 GWh), partially offset by a 15% reduction in hydropower generation, net of pumping (-5,635 GWh). The grid maintained its dependence on thermal generation, using both natural gas and liquid fuels (GO and FO) and mineral coal, contributing 53% of the total energy volume (75,388 GWh), followed by hydropower generation net of pumping (32,880 GWh, 23%), renewable energies (22,875 GWh, 16%) and nuclear power (10,449 GWh, 7%). Although the SADI has been a net power importer for the third consecutive year, in 2024, imports decreased by 25% to 4,654 GWh, exports increased tenfold to 970 GWh, and losses were reduced by 14% to 5,049 GWh. The following chart shows the evolution of electric power generation by type of technology:

4 For further information on the assets under this segment, see section 6.2 of this Annual Report.

Pampa Energía ● 2024 Annual Report ● 24

Generation by type of power plant

In % and TWh, 2014 - 2024

Note: It includes WEM and Patagonian WEM System. Hydroelectric power generation net of pumping. Source: CAMMESA.

Argentina’s generation capacity fell by 423 MW, reaching a total of 43,351 MW as of December 2024, mainly due to Yacyretá Power Plant’s lower firm availability (-1,195 MW) and the decommissioning of obsolete units (-583 MW). However, 925.2 MW from renewable units and 365.5 MW from thermal units were incorporated, including the 60 MW repowering of the Docksud CCGT. The following table summarizes the incorporation of new power units in 2024:

Region	Technology	Capacity (MW)
Buenos Aires	CCGT	60	438
	Wind	378
Center	Biogas	4.2	273.9
	CCGT	114.7
	Wind	155
Comahue	Solar		10.3
Cuyo	Solar		52.7
Greater Buenos Aires	CCGT		85.4
Litoral	CCGT		105.4
Northeast	Solar		130
Northwest	Solar		114
Patagonia	Wind		81
Total			1,290.7
Thermal			28%
Renewable			72%

Source: CAMMESA and Pampa Energía’s analysis.

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The composition of Argentine installed power capacity as of December 31, 2024, is shown below:

2024 Argentine installed power capacity

100% = 43.4 GW

Source: CAMMESA.

Fuel supply and consumption5

Since December 30, 2019, the commercial management and supply of power plants’ fuel have been centralized in CAMMESA, except for generators with PPA under Energía Plus and SEE Res. No. 287/17 (MDP Res. No. 12/19). Since January 2021, with the implementation of Plan Gas (SE Res. No. 354/20) and the transfer of gas and its transportation by exempted generators to CAMMESA, thermal dispatch has prioritized units supplied with gas imported from Bolivia under a ToP condition, followed by those provided by Plan Gas according to their efficiency and, finally, units assigning gas to CAMMESA.

However, on January 28, 2025, the SE abrogated SE Res. No. 354/20, effective February 1, 2025, and established that, as of March 1, 2025, it would authorize generators to manage their fuel for spot energy units (SE Res. No. SE 21/25).

Fuel consumption for power plants increased by 1% year-on-year in 2024, totaling 45.4 million m3/day of gas equivalent. Natural gas accounted for 92% of total consumption, with a 9% increase, to 41.6 million m3/day, 93% of which was local and 7% imported. The use of alternative fuels (FO, GO and mineral coal) decreased by 65%, 27% and 51%, respectively.

Fuel consumption by type

In % and million m3/day of gas equivalent, 2014 – 2024

Source: CAMMESA.

5 For further information, see Regulations in the gas market – Natural gas for power plants, in section 4.1 of this Annual Report.

Pampa Energía ● 2024 Annual Report ● 26

Price of electricity

Since 2003, the energy authority has determined the WEM spot price based on the CVP with natural gas in the available units, even if they are not firing that fuel (SE Res. No. 240/03). Any additional liquid fuel consumption cost is recognized outside the specified market price and considered a temporary dispatch surcharge. The WEM bears the costs of gas and its regulated transportation, as well as import costs (SGE Res. No. 25/18 and SE Res. No. 354/20).

Evolution of WEM prices

The maximum spot energy prices passed since 2024 are summarized below:

Effective as of:	Spot price in WEM
	Maximum	Resolution
February 2024	AR$ 7,534	SE No. 9/24
June 2024	AR$ 9,418	SE No. 99/24
August 2024	AR$ 9,606	SE No. 193/24
September 2024	AR$ 10,086	SE No. 233/24
October 2024	AR$ 10,358	SE No. 285/24
November 2024	AR$ 10,979	SCEyM No. 20/24
December 2024	AR$ 11,528	SE No. 387/24
January 2025	AR$ 11,989	SE No. 603/24
February 2025	AR$12,469	SE No. 27/25
March 2025	AR$12,656	SE No. 113/25

However, the following chart shows the monthly wholesale price that all electricity system users should pay so that the power grid would not run into a deficit, as well as the seasonal energy price. The wholesale cost includes, besides the energy price, the power capacity payment, the generation cost, fuels such as natural gas, FO, GO and mineral coal, and other minor items. As of December 2024, the coverage amounted to 92%.

Wholesale monthly cost and seasonal price

In US$/MWh

Source: CAMMESA, converted into US$ at the official FX rate.

Pampa Energía ● 2024 Annual Report ● 27

Remuneration scheme for generation without PPA - legacy energy

Increases in legacy energy remuneration granted since 2024 are set out below:

Effective as of:	Legacy/spot energy
	Remuneration increase	Resolution
February 2024	74%	SE No. 9/24
June 2024	25%	SE No. 99/24
August 2024	3%	SE No. 193/24
September 2024	5%	SE No. 233/24
October 2024	2.7%	SE No. 285/24
November 2024	6%	SCEyM No. 20/24
December 2024	5%	SE No. 387/24
Cumulative 2024	169%
January 2025	4%	SE No. 603/24
February 2025	4%	SE No. 27/25
March 2025	1.5%	SE No. 113/25

Thermal power generators

The remuneration comprises a fixed payment for the monthly available power capacity, with or without offering DIGO, and a variable payment for the energy generated, operated and generated during each month’s hours of maximum thermal demand.

The prices for power capacity, in AR$/MW-month, for generators not offering DIGO are as follows:

Technology/scale	Until Jan-24	Feb-24	…	Jan-25	Feb-25	As of Mar-25
Large CCGT > 150 MW	617,377	1,073,619		1,725,384	1,794,399	1,821,315
Small CCGT ≤ 150 MW	688,220	1,196,815		1,923,370	2,000,305	2,030,310
Large ST > 100 MW	880,520	1,531,224		2,460,790	2,559,222	2,597,610
Small ST ≤ 100 MW & ICE	1,052,573	1,830,424		2,941,625	3,059,290	3,105,179
Large GT > 50 MW	718,586	1,249,621		2,008,232	2,088,561	2,119,889
Small GT ≤ 50 MW	931,122	1,619,221		2,602,206	2,706,294	2,746,888

The prices for power capacity, in AR$/MW-month, for generators offering DIGO are as follows:

Period	Until Jan-24	Feb-24	…	Jan-25	Feb-25	As of Mar-25
Summer (Dec-Feb) and winter (Jun-Aug)	2,208,195	3,840,051		6,171,236	6,418,085	6,514,356
Others (Mar-May & Sep-Nov)	1,656,146	2,880,038		4,628,428	4,813,565	4,885,768

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Prices for generated energy according to fuel, in AR$/MWh, are as follows:

Fuel	Until Jan-24	Feb-24	…	Jan-25	Feb-25	As of Mar-25
Natural gas	1,473	2,562		4,118	4,283	4,347
FO or GO	2,578	4,483		7,206	7,494	7,606
Biofuels	3,681	6,401		10,287	10,698	10,858
Coal	4,417	7,681		12,343	12,837	13,030

The price for operated energy, regardless of the type of fuel, was set at AR$513/MWh (Jan-24), rose to AR$892/MWh (Feb-24), and after the above-detailed increases, reached AR$1,433 (Jan-25), AR$1,490 (Feb-25) and AR$1,512 (Mar-25).

The price for generated energy at peak hours each month equals the prices for generated energy for the fuel type dispatched between 6 and 11 pm, applying a 2.0 factor in the summer (Dec-Feb) and winter (Jun-Aug) periods and a 1.0 factor the rest of the year.

PPA - SE Res. No. 59/23

To promote the maintenance and efficient use of CCGT under legacy energy, on February 7, 2023, the SE published Res. No. 59/23 calling on generators to execute a Power Capacity Availability and Efficiency Improvement Agreement with CAMMESA for a maximum term of 5 years. Adhering units undertake to maintain an 85% net power capacity availability. The PPA offers a US$2,000/MW-month power capacity price, adjusted based on availability, as well as a partial payment of the power capacity price in AR$ under the legacy energy scheme.

Availability	Adjustment to power capacity price in US$
≥85%	Price x 100%
>50% & <85%	Price x [30% + 2 x (Availability – 50%)]
≤50%	Price x 30%
Period	Adjustment to power capacity price in AR$
Dec-Feb and Jun-Aug	Price x 65%
Rest of the year	Price x 85%

The generated energy price was set at US$3.5/MWh for natural gas, US$6.1/MWh for FO or GO, and US$8.7/MWh for biofuel. The price for energy operated and generated at peak hours is set in AR$ according to the legacy energy price scheme.

On March 15, 2023, the SE established the implementation criteria, including: (i) CCGTs partially committed under other PPA could opt in, excluding self-generators with associated industrial or commercial demand; (ii) the term could not extend beyond May 31, 2028; and (iii) power generators could request termination by proving that the supplementary remuneration resulting from the legacy energy does not reflect cost variations.

Under this scheme, Pampa signed the two CCGTs at CTLL and CTGEBA (1,243 MW) and the two GTs at CTEB, making up the CCGT (569 MW). This differential remuneration came into effect in March 1, 2023, and will continue until February 29, 2028.

Pampa Energía ● 2024 Annual Report ● 29

2024-2026 Contingency Plan

On October 1, 2024, the SE established a plan through Res. No. 294/24 to address the energy grid’s critical condition in the months of greatest demand. The plan incorporates an opt-in scheme recognizing an additional, complementary and exceptional remuneration to promote thermal generation plants’ availability in critical months and hours, effective from December 2024 to March 2026:

•	Additional fixed remuneration of US$2,000/MW-month for power, adjusted according to the criticality of the node where the unit is located and availability during peak demand hours, and 50% of this remuneration for power exceeding the committed power[6].
•	Additional variable remuneration in US$/MWh for energy generated during peak-demand periods, according to fuel, technology and criticality:
Technology	Natural gas	Fuel Oil	Gas Oil	Biofuels	Coal
GT	6.4	-	8.6	8.7	-
ST	3.4	6.0	-	8.7	10.4
ICE	8.1	15.4	10.5	8.7	-

The SEE may extend this additional remuneration for 12 further months, subject to the presentation of a maintenance program for each generating unit.

In addition, CAMMESA must implement a strategic dispatch procedure to reduce supply restriction risks during increased consumption periods. The procedure may include dispatch reserve from units nearing the end of their useful life to leverage them during the SADI’s peak demand.

On November 20, 2024, Pampa signed CPB, CTG, CTP, CTLL, CTGEBA and Ecoenergía into the scheme, effective from December 1, 2024, to March 31, 2026.

Unconventional source power generators

The remuneration for energy generated from any unconventional source was set at AR$10,304/MWh (Jan-24) and AR$17,919/MWh (Feb-24); after the above-detailed increases, it reached AR$28,799 (Jan-25), AR$29,951 (Feb-25) and AR$30,400 (Mar-25). The remuneration is reduced by 50% for energy generated before commissioning.

Hydropower generators

The remuneration includes fixed pay for the monthly available power capacity and variable pay for generated and operated energy, as well as generated at peak hours. In addition, a 1.05 factor is maintained on the power capacity to compensate for programmed maintenance’s impacts, and a 1.20 factor for units in charge of maintenance of control structures on river courses and not having an associated power plant.

The following chart shows power capacity prices in AR$/MW-month:

Scale	Until Jan-24	Feb-24	…	Jan-25	Feb-25	As of Mar-25
Pumped, MW > 300	607,254	1,056,015		1,697,094	1,764,978	1,791,453
Pumped, 120 < MW ≤ 300	809,672	1,408,020		2,262,791	2,353,303	2,388,603
50< MW ≤ 120	1,113,298	1,936,025		3,111,333	3,235,786	3,284,323
MW ≤ 50	1,821,760	3,168,041		5,091,272	5,294,923	5,374,347

6 A distinction is made between nodes with high (1.25), medium (1.00) and low (0.75) criticality, and summer and winter.

Pampa Energía ● 2024 Annual Report ● 30

The price for generated and operated energy was set in AR$/MWh:

Price	Until Jan-24	Feb-24	…	Jan-25	Feb-25	As of Mar-25
Generated energy	1,288	2,240		3,600	3,744	3,800
Operated energy	513	892		1,433	1,490	1,512

The price for generated energy at peak hours each month equals the prices for energy generated between 6 and 11 pm, applying a 2.0 factor in the summer (Dec-Feb) and winter (Jun-Aug) periods and a 1.0 factor the rest of the year.

Classification of Pampa’s legacy energy units

Power plant	Generating unit	Technology	Size	Capacity
CPB	BBLATV29	ST	Large	>100 MW
	BBLATV30	ST	Large	>100 MW
CTEB	EBARTG01	GT	Large	>50 MW
	EBARTG02	GT	Large	>50 MW
CTG	GUEMTV11	ST	Small	≤100 MW
	GUEMTV12	ST	Small	≤100 MW
	GUEMTV13	ST	Large	>100 MW
CTGEBA	GEBATG01	CCGT	Large	>150MW
	GEBATG02	CCGT	Large	>150MW
	GEBATV01	CCGT	Large	>150MW
CTLL	LDLACC01	CCGT	Large	> 150 MW
	LDLACC02	CCGT	Large	> 150 MW
	LDLACC03	CCGT	Large	> 150 MW
	LDLATG04[1]	GT	Large	>50 MW
	LDLMDI01	ICE	-	-
CTP	PIQIDI01	ICE	-	-
HIDISA	ADTOHI	HI	Medium	> 120 ≤ 300 MW
	LREYHB	Pumped HI	Medium	> 120 ≤ 300 MW
	ETIGHI	Renewable HI	-	≤ 50 MW
HINISA	NIH1HI	HI	Small	> 50 ≤ 120 MW
	NIH2HI	HI	Small	> 50 ≤ 120 MW
	NIH3HI2	HI	Small	> 50 ≤ 120 MW
HPPL	PPLEHI	HI	Medium	> 120 ≤ 300 MW

Note: 1 Only applicable to the unit’s 26 MW. 2 A 1.20 multiplier to the remuneration.

In the case of CTG’s GUEMTG01, EcoEnergía and CTGEBA’s GEBATG03 units, energy and available power capacity under no contractual commitments will be remunerated as legacy energy, excluding from the transaction the cost of fuel provided by CAMMESA.

Pampa Energía ● 2024 Annual Report ● 31

Non-spot remuneration for conventional energy

Energía Plus - Res. No. 1,281/06

In September 2006, to encourage the development of new generation supply, the SE implemented the Energía Plus program, which allows generators to sell energy to GU300 above their 2005 electricity consumption under freely negotiated US$ prices, provided they have fuel supply and transportation. If they cannot meet the demand, the generator must buy the energy on the spot market.

GU300 not contracting in the MAT must pay the Surplus Demand Incremental Average Charge (Cargo Medio Incremental de la Demanda Excedente, CMIEE) set as the maximum between AR$1,200/MWh and the temporary dispatch surcharge since June 2018 (SE Note No. 28663845/18).

Some Energía Plus contracts are adjusted according to CAMMESA price variations. From January 2021, with the implementation of Plan Gas, Pampa assigns gas supply and transportation to CAMMESA. Currently, CTG, EcoEnergía and CTGEBA provide Energía Plus to different WEM customers with a 283 MW total gross capacity.

However, on January 28, 2025, the SE introduced changes in dispatch regulation and WEM operation, which impacted Energía Plus, limiting new contracts’ renewal and execution. Although the provision does not specify a termination date, they may be extended until October 31, 2025. Upon the contracts’ expiration, Energía Plus would cease to exist and the power plants under this scheme would have to sell their capacity and energy according to market schemes yet to be defined by the SE during the WEM’s regularization process.

PPA - SE Res. No. 220/07

To increase generation supply, the SE passed Res. No. 220/07 empowering CAMMESA to enter into ‘WEM Supply Commitment Agreements’ with WEM generators for the energy produced with new generation equipment. These are long-term PPAs denominated in US$, and the price payable by CAMMESA remunerates the investment made by the plant at a rate of return accepted by the SE. CTLL’s TG04 (79 MW) and CTEB’s expansion (279 MW) are remunerated under this scheme until July 2026 and February 2033, respectively.

PPA - SEE Res. No. 21/16

The power generators awarded under the SEE’s March 2016 tenders entered into a PPA for a fixed price (US$/MW-month) and a variable price excluding fuel (US$/MWh), with CAMMESA as offtake on behalf of distributors and WEM GU. The units remunerated under this regulation are CTLL’s GT05 (105 MW) and CTPP (100 MW) until August 2027 and CTIW (100 MW) until December 2027.

PPA - SEE Res. No. 287/17

In May 2017, the SEE launched a call for tenders for co-generation and existing equipment’s CCGT closing projects. Awarded projects executed a 15-year PPA for an available power capacity price plus the non-fuel CVP for the delivered energy and the fuel cost (if tendered), minus the penalties and fuel surpluses.

CTGEBA has a 400 MW gross capacity PPA until July 2035. Besides, as from January 2021, CTGEBA assigns gas supply and transportation operations to CAMMESA, and a centralized dispatch order was established considering the fuel designated for generation.

Non-spot remuneration for renewable energy

In October 2015, Law No. 27,191 was enacted, providing that by December 31, 2025, 20% of Argentina’s total demand for energy should be covered with renewable energy sources. To meet this objective, WEM GU and CAMMESA should cover 20% of their demand from such sources by December 31, 2025. The average price under agreements entered with GU and GUDI may not exceed US$113/MWh.

Pampa Energía ● 2024 Annual Report ● 32

Additionally, several incentives were established, including tax benefits (advance value-added tax return, income tax accelerated amortization, import duty exemptions, etc.) and the creation of the Fund for the Development of Renewable Energy (Fondo para el Desarrollo de Energía Renovables, FODER) for financing projects.

RenovAr

Under Law No. 27,191, in 2016 RenovAr Program’s rounds 1 and 1.5 were launched (MEyM Res. No. 71/16 and 252/16), awarding 1,142 MW under round 1, and 1,281.5 MW under round 1.5. In 2017, round 2 was called, and 2,043 MW were awarded (MEyM Res. No. 275/17). Finally, in 2018, 246 MW were awarded under round 3 (MiniRen).

PEA (100 MW) is remunerated under RenovAr round 1 until March 2040.

All greenhouse gas reductions resulting from projects under RenovAr or any other renewable power project as per Law No. 27,191 should be accounted for by the Federal Government towards its contribution target under the United Nations Framework Convention on Climate Change and the Paris Agreement.

MAT ER

Created in August 2017, this regime allows WEM GU and GUDI to purchase or self-generate clean energy to meet their electricity demand through renewable sources. Projects destined for the MAT ER may not participate in other remuneration schemes, such as RenovAr (Res. MEyM No. 281/17).

Generation surpluses contracted in the MAT ER are remunerated at the minimum price effective for each technology under RenovAr, up to 10% of the power generation. The remainder is sold on the spot market. Moreover, parties are free to define contractual conditions (terms, allocation priorities, prices, and others), except for the maximum price set by Law No. 27,191. However, committed volumes are limited to agreements with generators or suppliers authorized in the MAT ER.

In May 2023, the SE introduced improvements to the regime, prioritizing dispatch from projects combining incremental demand with new renewable generation and over incremental transmission capacity for projects financed at their own cost (SE Res. No. 360/23). These projects can access ‘Referential A Dispatch Priority’ in corridors with limited capacity, guaranteeing a 92% injection probability of the typical annual energy. PEPE VI has qualified for this priority.

PEPE 2, 3, 4 and 6 sell energy under MAT ER (327 MW). The energy is sold under US$-denominated PPA with private customers for an average term of approximately 5 years. Besides, Pampa has sold third parties’ renewable energy since 2019, with a total 15 GWh volume in 2024, contributing to increasing the MAT ER segment’s margin.

TERConf call suspension

In 2023, the SE launched a call for tenders to incorporate thermal generation or co-generation capacity, aiming to replace or repower the existing capacity and improve the SADI’s reliability. The awarded projects were going to sign a PPA with CAMMESA for up to 15 years, with a base power capacity price ranging from US$9,000 to US$19,800/MW-month (depending on the line item under the call), operation and maintenance in US$/MW-month, a variable payment in US$/MWh depending on the fuel used, and the cost of the associated fuel, if offered. 66 projects were presented for 7,112 MW. On November 24, 2023, a total of 29 projects were awarded for 3,340 MW, including the installation of a 300-MW GT in CTGEBA and CTEB’s 11-MW repowering (SE Res. No. 961/23).

Pampa Energía ● 2024 Annual Report ● 33

However, after the 60-business-day extension on April 16, 2024 (SE Res. No. 45/24), the SE canceled the signing of the supply contracts on July 8, 2024 (Res. No. 151/24).

Payment agreement with CAMMESA

On May 27, 2024, Pampa entered into a payment agreement with CAMMESA for unpaid WEM transactions through an exceptional, transitionary and one-off payment scheme (SE Res. No. 58/24). Consequently, the December 2023 and January 2024 transactions were settled with government securities (AE38 sovereign bonds), whose local price at closing was US$0.65 per US$ FV. Likewise, the February 2024 transaction was settled in cash with funds available at CAMMESA and transfers made by the Federal Government.

All payments were made without recognizing interest, resulting in a US$53 million loss for Pampa (US$23 million corresponding to interest). For its part, affiliate CTEB recognized a US$16 million loss (US$8 million corresponding to interest).

Regulatory reform of the electricity market

On July 8, 2024, the Bases Law was enacted, which proposes to unify ENRE and ENARGAS into a single regulatory body and empowers the PEN to adjust —within the declared emergency’s validity— the electricity regulatory framework to: (i) promote the opening of international electricity trade; (ii) ensure free commercialization and maximum competition, guaranteeing free supplier choice to end users; (iii) ensure remuneration based on the system’s hourly economic cost, considering the system’s hourly marginal expenditure and non-supplied energy; (iv) adjust tariffs based on real supply costs, satisfy investment needs and guarantee uninterrupted provision; (v) make items payable by the user explicit on the final bill, with the distributor’s express obligation to collect the energy, transportation and tax amounts corresponding to the WEM and the Treasury, as appropriate; and (vi) guarantee the development of the electricity transmission infrastructure through open, transparent, efficient and competitive mechanisms.

As of the date of release of this Annual Report, the associated regulations had not been passed.

On January 28, 2025, the SE published Res. No. 21/25 introducing changes in WEM MAT’s dispatch and operation regulation. Its implementation requires future regulations and/or clarifications.

The resolution exempts from the MAT contracting suspension thermal, hydraulic and nuclear generators, self-generators and co-generators commissioned as from January 1, 2025, or managing their fuel through new infrastructure. As for Energía Plus, the executed contracts will remain in effect until their termination, and no new agreements may be signed or renewed as from October 31, 20257.

Regarding natural gas dispatch and allocation for power generation, the priority scheme set by SE Res. No. 354/20 was abrogated effective from February 1, 2025. As from March 1, 2025, generators with units under spot energy are authorized to manage fuel, recognizing fuel costs according to reference prices and the declared CVP. CAMMESA will continue centralizing fuel management for PPA under SE Res. No. 220/07, 21/17 and 287/17, and remains the supplier of last resort. However, note NO-2025-16900682-APN-SE#MEC, sent by the SE to CAMMESA on February 19, 2025, establishes the new dispatch criteria as from March 1, 2025, allowing generators opting to manage their own fuel to compete based on their declared CVP, once CAMMESA has ensured the placement of the ToP volumes set under Plan Gas. This change could affect the volumes between ToP and DoP committed under Plan Gas, contradicting DNU No. 730/22’s provisions8.

In addition, as of February 1, 2025, new values were established for the cost of non-supplied energy, with the following tiers: (i) US$350/MWh: up to 5% of non-supplied energy; (ii) US$750/MWh: between 5% and 10%; and (iii) US$1,500/MWh: more than 10%.

7 For further information, see Non-spot remuneration for conventional energy - Energía Plus in section 5.1 of this Annual Report.

8 For further information, see Natural gas for power plants in section 4.1 and Fuel supply and consumption in section 5.1 of this Annual Report.

Pampa Energía ● 2024 Annual Report ● 34

Also, on January 28, 2025, the SE sent Note NO-2025-09628437-APN-SE#MEC to CAMMESA, analyzing the WEM’s current state and instructing the publication of a proposal for progressive adjustment guidelines, with changes in the WEM’s structure and the remuneration schemes for generation. CAMMESA published the reports on its website, giving WEM Agents’ associations 30 days to submit comments on the proposed schemes. Once received, CAMMESA will prepare reports assessing the impact of the modifications and send them to the SE, which will issue transitionary regulations for WEM’s adaptation as of November 1, 2025, the beginning of the 2025-2026 summer period.

To date, Pampa is evaluating the projected changes based on the reports sent by the SE to CAMMESA.

Termination of the PAIS tax

On August 10, 2023, LNG, natural gas, electricity and good imports for GPM’s construction and commissioning, the Northern Gas Pipeline reversal and works under the TransportAR Program were exempted from the PAIS tax (SE Res. No. 671/23). Subsequently, the SE extended the scope to goods for electricity generation-related works. PEPE IV and PEPE VI works were covered by this exemption (SE Res. No. 714/23).

The PAIS tax expired on December 23, 2024, in line with the 5-period term provided in Law No. 27,541.

Expiration of HINISA and HIDISA’s concessions and the start of the transitionary period

HINISA’s concessions were due to expire on June 1, 2024: one granted by the province of Mendoza for the use of water resources and assets and another by the Federal Government for the generation of electricity. Pampa has a 52.04% shareholding in HINISA.

On May 27, 2024, the Government of the Province of Mendoza and the SE established a 12-month extension from the expiration date, with the Ministry of Energy and Environment’s Undersecretary of Energy and Mining and ENARSA as overseers (DNU No. 1,021 and SE Res. No. 83/24). However, on June 11, 2024, the SE reduced the period to 6 months, expiring on November 29, 2024, extendable for a like period, and appointed the Undersecretary of Energy and Mining of Mendoza as overseer (Res. No. 98/24). Finally, this concession was extended until June 1, 2025.

HIDISA’s concessions were due to expire on October 19, 2024: one was granted by the province of Mendoza for the use of water resources and assets, and another was granted by the Federal Government for the generation of electricity. Pampa has a 61% shareholding in HIDISA.

On October 18, 2024, the Government of Mendoza set a 12-month transition period from expiration, with the Undersecretary of Energy and Mining as overseer (Executive Order No. 2,096/24). Moreover, the National Secretariat for Energy and Mining Coordination set the transition period until June 1, 2025, and appointed the SEE as overseer (SCEyM Res. No. 1/24).

5.2	Transmission[9]

Evolution of the high-voltage transmission system

The Argentine high-voltage transmission system has experienced significant growth since 2005, mainly driven by the 500 kV Federal Transmission Plan. The Federal Plan’s execution has allowed expansion of the transformation capacity and extension of high-voltage lines, keeping pace with peak demand’s growth since 1992. As a result, the SADI has gained operational stability, improving its capacity to respond to the sustained increase in national energy consumption.

9 For further information, see Transener’s description in section 6.4 of this Annual Report.

Pampa Energía ● 2024 Annual Report ● 35

Evolution of the transmission system

Cumulative growth (in %)

Source: Transener and CAMMESA.

Transener’s tariff situation

In December 2023, DNU No. 55/23 declared the national energy sector’s emergency until December 31, 2024, seeking to unify regulation under a single body for gas and electricity that would replace ENRE and ENARGAS. Moreover, the SE was instructed to pass prices under competition and free access conditions and to maintain real-term income levels to guarantee the provision of public utilities. Tariff review processes were launched for electricity and natural gas transportation and distribution, with their entry into effect not exceeding the end of 2024.

Through ENRE Res. No. 104/24 and 105/24, 179.7% and 191.1% increases were established over Transener and Transba’s November 2023 tariff schemes, respectively, applicable as from February 2024. A formula combining salaries, PPI and CPI was also determined to adjust the tariff monthly as of May 2024.

However, on May 9, 2024, the ENRE informed Transener and Transba that, by MECON’s instruction to the SE, it suspended the planned tariff update formula. On June 11, 2024, the ENRE communicated the suspension’s extension to June 2024 and the modification of the mechanism from July 2024 with a formula based on projected inflation. On July 2, 2024, the ENRE communicated again the suspension of the monthly update scheduled for July 2024. Transener and Transba rejected these measures as they affected their financial sustainability.

Pampa Energía ● 2024 Annual Report ● 36

Transener and Transba received the following tariff updates:

Effective as of:	Tariff increase		Resolution
	Transener	Transba	Transener	Transba
Feb-24	179.7%	191.1%	ENRE No. 104/24	ENRE No. 105/24
Aug-24	6%	6%	ENRE No. 512/24	ENRE No. 513/24
Sep-24	6%	6%	ENRE No. 581/24	ENRE No. 580/24
Oct-24	2.7%	2.7%	ENRE No. 696/24	ENRE No. 692/24
Nov-24	6%	6%	ENRE No. 901/24	ENRE No. 902/24
Dec-24	5%	5%	ENRE No. 1,016/24	ENRE No. 1,015/24
Cumulative 2024	259.2%	273.9%
Jan-25	4%	4%	ENRE No. 1,065/24	ENRE No. 1,066/24
Feb-25	4%	4%	ENRE No. 85/25	ENRE No. 87/25
Mar-25	2%	2%	ENRE No. 158/25	ENRE No. 154/25

On the other hand, on April 15, 2024, the ENRE approved the electricity transmission RQT, valid for five years starting January 1, 2025 (Res. No. 223/24). The information on capital base, historical costs, fixed assets, easements status and existing facilities was submitted to the ENRE in due time and form before May 17, 2024.

On August 21, 2024, the ENRE set the high-voltage and main electricity distribution utility concessionaires’ return rate for the 2025-2029 period at 10.14% after taxes (Res. No. 554/24).

On October 2, 2024, the ENRE called for a public hearing for November 5 (Res. No. 705/24). However, on October 14, 2024, it suspended the call (Res. No. 743/24).

DNU No. 1,023, dated November 19, 2024, extended the energy emergency until July 9, 2025. Consequently, on January 7, 2025, the ENRE announced the new schedule for the RQT, which includes the presentation of the intended annual remuneration by January 20, 2025, the holding of a public hearing on February 25, 2025, and the implementation of new tariff schemes by April 1, 2025 (Res. No. 7/25).

Finally, on January 10, 2025, the ENRE set the high-voltage and main electricity distribution utility concessionaires’ return rate at 6.10% after taxes (ENRE Res. No. 28/25).

Modification of CAMMESA’s payment priority

On March 15, 2024, through Res No. 34/24, the SE modified the payment order for WEM transactions, giving priority to high-voltage electricity transmission and main distribution utilities over generating agents.

Pampa Energía ● 2024 Annual Report ● 37

6.	Our assets

Pampa is an independent energy company with active participation in the Argentine electricity and gas value chains:

Note: As of December 31, 2024. CTEB, Transener and TGS are affiliates which, under IFRS, are not consolidated in the FS. The sum of the parts is subject to rounding. 1 Average 2024 production. It includes 0.9 kbbl of crude oil produced in Gobernador Ayala, assigned to Pluspetrol in October 2024. 2 It includes 848 MW at CTEB.

The oil and gas segment comprises operated and non-operated blocks at Pampa’s stake. In 2024, our average production in Argentina reached 78.2 kboe/day, 94% corresponding to gas, consolidating ourselves as the country’s fifth-largest gas producer.

In power generation, we are the country’s main independent operator, with a 5,472 MW installed capacity, representing 13% of Argentina’s total generation capacity.

In petrochemicals, through two high-complexity plants, we are the only producer of styrene, SBR and polystyrene in Argentina, with a market share between 93% and 100%.

Finally, our holding and others segment mainly comprises our 25.5% interest in TGS, the country’s largest gas transportation company, which operates 9,248 km of gas pipelines, collection and treatment infrastructure in Vaca Muerta, and an NGL plant in General Cerri with a production capacity of 1 million tons per year. We also have a 26.3% indirect interest in Transener, which manages 86% of Argentina’s high voltage transmission grid and, through its subsidiary Transba, operates the main distribution transmission system of the Province of Buenos Aires, in charge of a total of 22.4 thousand km of lines.

Pampa Energía ● 2024 Annual Report ● 38

Corporate structure as of December 31, 2024

PAMPA ENERGÍA
52.04%
Hidroeléctrica Los Nihuiles
61%
Hidroeléctrica Diamante
50%
C.T. Barragán
100%
Pampa Energía Bolivia[2]
50%
CIESA
50%
CITELEC
14.08%
VMOS S.A.
70%
Enecor
2.1%
Oleoductos del valle
100%
Vientos de Arauco Renovables
2.4%
97.6%
Generación Argentina
52.65%
Transener
100%
Pampa Inversiones
1.4%
0.8%
1.6%
0.9%
100%
99.96%
0.04%
25.44%
3.84%
100%
Termoeléctrica José de San Martín[1]
Termoeléctrica Manuel Belgrano[1]
Vientos Solutions Argentina
Pampa Energía Chile
Comercializa-dora e Inversora[3]
Transba
2.8%
3.2%
70.72%
10%
0.01%
99.60%
0.4%
51%
99.99%
Unblock LLC
Autotrol Renovables
Pampa Energía Soluciones
TGS
100%
99.98%
0.02%
100%
49%
TGS - Sucursal Dedicada 1
Telcosur
CTG Energía
Gas Link
100%
93.85%
6.15%
100%
100%
100%
Energía e Inversiones
Pampa Bloque18
Pampa Ecuador
Ecuador Pipeline Holdings Limited
Petrolera San Carlos
20%
81.83%
14.15%
65%
Petrolera Mata
Oleoducto de Crudos Pesados LTD
4.02%
Cía. Anónima Mixta San Carlos

[1] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust. [2] Comercializadora e Inversora and Generación Argentina hold each 0.00003% of Pampa Energía Bolivia. [3] The company is undergoing a process of split-merge with an effective date starting from 1/1/2024.

Pampa Energía ● 2024 Annual Report ● 39

6.1	Oil and gas[10]

Pampa is one of the leading companies in hydrocarbon E&P in Argentina, having strategic operations in Vaca Muerta, the country’s most important formation. In 2024, we reached an average production of 78.2 kboe per day, marking a 20% year-on-year growth. This progress was driven by the development of shale gas, achieving a historic record high of 16.7 million m³/day in July 2024. Natural gas accounted for 94% of total production, positioning us as the fifth-largest national producer and the fourth-largest shale gas producer in Vaca Muerta.

In 2024, investments amounted to US$243 million, a 56% reduction, explained by the large expenditures made in 2023 to migrate production to shale gas and develop our gas areas in Vaca Muerta. For the next three years, our growth is focused on the Rincón de Aranda block, and we are starting to produce shale oil at Pampa, requiring an over US$1.5 billion development investment during that period.

E&P’s main technical indicators	2023	2024
Number of productive wells in Argentina	813	688
Average total production in Argentina (thousand bbl/day)	65.4	78.2
Average gas production in Argentina (thousand m3/day)	10,296	12,478
Average oil production in Argentina (thousand bbl/day)	4.8	4.8

The following chart shows Pampa’s market share in national gas production:

2024 gross natural gas production

100% = 138 million m3/day

Source: IAPG. Percentages were calculated using information from the last 12 months as of November 2024.

Pampa’s exploration and exploitation blocks

On September 13, 2024, following an offer received from a third party, Pluspetrol S.A. (operator) exercised its pre-emptive right, as stipulated in the Joint Operating Agreement, and acquired Pampa’s interest in the Gobernador Ayala exploitation block, which contributed only 1.2% of Pampa’s total hydrocarbon production during the third quarter of 2024. The transaction was closed on October 21, 2024, for a US$23 million base price.

We wrote off the Borde del Limay and Los Vértices exploration blocks as Pampa had no rights or obligations over these two blocks since 2015. Moreover, the Province of Mendoza accepted Río Atuel block’s relinquishment, with retroactive effects to August 2023 (Administrative Decision No. 12/24).

10 For further information on the market and regulatory context, see section 4.1 of this Annual Report.

Pampa Energía ● 2024 Annual Report ● 40

Note: Production at our ownership. 1 It includes 0.9 kbbl of crude oil produced in Gobernador Ayala, transferred to Pluspetrol in October 2024. 2 Province of Río Negro. 3 Province of Neuquén. 4 It does not include the Vaca Muerta formation. 5 Under relinquishment process.

Production

In 2024, our oil and gas production averaged 78.2 kboe per day, representing a 20% year-on-year increase, 94% of which corresponded to gas. Its monthly evolution is detailed below:

E&P segment’s production

In kboe/day

Natural gas

In 2024, Pampa’s net production increased once again by 21% year-on-year and 56% since 2021, reaching an annual average of 12.5 million m3/day and setting new record highs, in line with the 5% increase in national production over the same period.

Pampa Energía ● 2024 Annual Report ● 41

Gas continued dominating hydrocarbon production, driven by the commitment to fill the new GPM infrastructure, which has been operational since August 2023. Pampa contributed 4.8 million m3 per day, equivalent to 44% of the total additional capacity.

With 13 wells drilled and 18 completed, on July 20, a new peak production of 16.7 million m3 per day was reached, surpassing the 2023 record of 16.4 million m3 per day. In the winter, production averaged 14.5 million m3 per day, 19% more than in the winter of 2023. This significant increase in production was supported by the development of reserves in Vaca Muerta, with a shift from tight to shale gas.

In Sierra Chata, production grew by 40% year-on-year, reaching an average of 3.1 million m3 per day and a maximum peak of 5 million m3 per day on July 12, 2024, thanks to the high productivity of its wells. At El Mangrullo, there was a 23% year-on-year growth, with an average of 7.5 million m3 per day and a peak of 10.4 million m3 per day on June 4, 2024. El Mangrullo represents 60% of Pampa’s total production.

Together, Sierra Chata and El Mangrullo account for 85% of our total gas production. Both are among the main gas-producing blocks in the Neuquina Basin, with areas of almost 200 km2 and 870 km2, respectively. Pampa operates and holds 100% of the exploitation concession in El Mangrullo until 2053 and has a 45.55% stake in Sierra Chata until 2053.

Participation in the FLNG project

On November 29, 2024, Pampa announced its participation in Argentina’s pioneering LNG project, with a 20% shareholding in SESA, in association with PAE, Harbour Energy and Golar. Pampa is committed to supplying natural gas.

This project includes the installation of floating liquefaction facilities in the San Matías Gulf, Province of Río Negro, together with the construction of auxiliary and supplementary facilities. The project is expected to become operational in 2027. SESA also applied for adherence to the RIGI, complying with the requirements of the Bases Law and DNU No. 749/24 as a ‘Long-Term Strategic Export Project.’

The FLNG project represents a strategic step towards monetizing Pampa’s reserves in Vaca Muerta and positioning Argentina in the global LNG market. In addition, it will boost foreign currency generation, employment and local supplier development.

Gas exports

In 2024, Pampa exported gas to Chile with valid firm permits:

Period	Volume in million m3/day
	Authorized	Traded
October 2023 – April 2024	1.5	0.7
May 2024 – September 2024	0.6	0.5
October 2024 – December 2024	0.6	0.3
January 2025 – December 2026	0.9	0.5[1]

Note: 1 It corresponds to the average of January 2025.

Moreover, Pampa holds permits to export to Chile and Brazil on an interruptible basis.

Pampa Energía ● 2024 Annual Report ● 42

Oil

In 2024, oil production at our ownership averaged 4.8 kbbl/day, which is in line with 2023 levels. The declines at Gobernador Ayala and Los Blancos (-0.9 kbbl/day) were offset by the increase in Rincón de Aranda. In 2024, 7 oil wells were drilled and one was tied in.

Pampa continued exporting crude oil, with foreign sales accounting for 38% of the total, against 27% in 2023. Eleven Medanito crude oil shipments were exported, totaling 656 kbbl of oil, mainly to the United States and Brazil.

Start of development of Rincón de Aranda

In 2024, Pampa began developing shale oil in Rincón de Aranda, completing the well drilled in 2018, RdA-2001, and rehabilitating the well closed in 2020, RdA-2000. RdA-2001’s initial production delivered promising results above neighboring blocks’ average initial yield. Consequently, we achieved an average output of 1.1 kbbl/day of crude oil. During the fiscal year, 6 wells were drilled, one was connected and one was rehabilitated. Additionally, 4 drilling rigs are operating simultaneously as of the end of 2024.

The pilot plan’s investment commitments, which contemplated drilling 8 wells and completing 9, are expected to be met by May 2025, fulfilling the requirements in less than half of the initially stipulated 4-year term. At the same time, we are making progress in constructing our own treatment and transportation facilities and reaching agreements with third parties to maximize evacuation capacity.

The development plan will require an estimated investment of more than US$1.5 billion between 2025 and 2027, aiming to reach a 45 kbbl/day production plateau by the end of 2027. To this end, 28 horizontal wells will be drilled. Upon reaching 45 kbbl/day, we estimate that we will maintain the production level for 15 years through an inventory of 286 wells.

Exploration

As part of the commitment with the Province of Neuquén, in 2024, a special 216 km2 3D processing was carried out in the Las Tacanas Norte block, where Pampa operates and holds a 90% stake under a
4-year exploration period.

In Río Neuquén - Río Negro license, we completed the drilling of two wells in January and August 2024, one exploratory and the other outpost, as part of the commitment for the concession’s extension until 2027. An exploratory pad of two horizontal wells was also drilled in the Province of Neuquén.

Reserves

Pampa estimates its reserves annually, which the Company’s geologists and engineers assess. These estimates determine recoverable hydrocarbon volumes from a specific date based on the quality of the available information and the specialists’ interpretation. As they depend on multiple assumptions, these estimates and forecasts may differ from the final amounts recovered. The reserve estimates are evaluated and reported under the SEC’s regulations. Gaffney Cline & Associates, international technical consultants, carried out an independent audit of our reserves, auditing 98% of Pampa’s estimated proven reserves (P1), and concluded that oil and natural gas reserve volumes are reasonable.

As of December 31, 2024, Pampa’s P1 reserves amounted to 231 million boe, 16% higher than the value recorded on the same date in 2023. Considering production levels and the 2024 incorporations, the reserve-replacement ratio was 2.2, and the average life obtained was approximately 8.6 years. Out of total P1 reserves, 93% correspond to natural gas and 7% to oil. Furthermore, 57% come from shale reservoirs, mainly in Sierra Chata, El Mangrullo and Rincón de Aranda, vs. 42% in 2023.

Pampa Energía ● 2024 Annual Report ● 43

Proven reserves (P1) in Argentina, in mboe	Crude oil, condensed and NGL	Natural gas	Total	% Gas
Proven developed (P1-D)	4.4	123.6	128.0	97%
Proven undeveloped (P1-U)	12.8	90.4	103.2	88%
Total as of December 31, 2024	17.2	214.0	231.2	93%

Total as of December 31, 2023	11.6	187.4	199.0	94%

Reserve-replacement ratio	4.1x	2.1x	2.2x
Average life (years)	9.6	8.5	8.6

Proven reserves (P1) by block, in mboe	Crude oil	Natural Gas	Total	Variation vs. 2023
El Mangrullo	0.1	89.9	90.0	+9%
Sierra Chata	0.2	67.9	68.1	+40%
Río Neuquén	3.0	52.0	55.0	-1%
Rincón de Aranda	11.6	0.8	12.4	+572%
Aguaragüe	0.2	1.8	2.0	-5%
El Tordillo	1.4	0.2	1.6	-41%
Rincón del Mangrullo	-	1.4	1.4	-36%
Los Blancos	0.7	-	0.7	-10%
Gobernador Ayala	-	-	-	-100%
Total as of December 31, 2024	17.2	214.0	231.2	+16%

In the Republic of Argentina, estimated reserves are submitted before the payment of royalties since they are treated as operating costs due to their similarity to taxes on production. The composition and evolution of Pampa’s proven reserves as of December 31, 2024, both developed and undeveloped, are detailed below.

Pampa’s total proven reserves As of December 31, 2024 100% = 231 million boe	Evolution of Pampa’s certified proven reserves In million boe

Pampa Energía ● 2024 Annual Report ● 44

Hydrocarbon transportation11

OldelVal

As of December 31, 2024, Pampa holds a 2.1% direct interest in OldelVal, a company engaged in the exploitation of main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, facilitating the evacuation of the oil produced in the Neuquina Basin to the Bahía Blanca harbor, and supplying the Plaza Huincul and Luján de Cuyo distilleries in its route.

In 2024, the total transported volume was 55,826 m3 per day, equivalent to 128.2 million bbl, experiencing a 1.5% increase vs. 2023. Transportation from Allen to Puerto Rosales reached 46,962 m3 per day on average. In contrast, the refineries located in Neuquén and Mendoza received an average of 2,525 m3 and 6,339 m3 per day, respectively. As of the closing of 2024, the section’s transportation capacity was 36,000 m3 per day without drag-reducing agents and 51,408 m3 per day with their use for the entire transportation system.

Given the production growth in the Neuquina Basin, Oldelval will expand transportation capacity with the Duplicar project, with 525 km of new pipelines in Río Negro, La Pampa and Buenos Aires, and a new terminal station in Puerto Rosales. With an initial investment estimated at US$1,180 million and a
28-month execution term, the project was financed through the local capital markets and disbursements from shippers under Ship or Pay contracts. In August 2024, Oldelval updated the investment amount to US$1,325 million, explained by cost variations and the project’s greater scope.

On October 1, 2023, the first phase became operational, adding 12,000 m3 of transportation per day. On August 29, 2024, Oldelval announced a new expansion schedule: 12,500 m3 per day (Sep-24), 13,500 m3 per day (Oct-24), 15,000 m3 per day (Nov-24) and 16,000 m3 per day (Dec-24). Pampa was awarded a 6,302 bbl/day quota.

Participation in the Vaca Muerta Sur Project

On December 16, 2024, Pampa confirmed its participation in the Vaca Muerta Sur (VMOS) Project, together with YPF, Vista, PAE and Pluspetrol. Pampa holds a 14% stake in VMOS S.A., a company created to develop the project, with the possibility of dilution if new shareholders are incorporated.

VMOS consists of the construction and operation of a 437-km oil pipeline that will connect Allen with Punta Colorada, in the Province of Río Negro, with a capacity of up to 550 kbbl per day, expandable to 700 kbbl per day. In addition to the pipeline, VMOS includes a loading and unloading terminal equipped with interconnected monobuoys, a tank farm and other associated facilities for exporting oil and liquids by Very Large Crude Carriers (VLCC).

With an estimated US$3 billion investment, it will be funded with shareholder contributions and external sources. Pampa will have a firm transportation contract for 50 kbbl per day, as well as storage and dispatch capacity. On November 15, 2024, VMOS applied for adherence to the RIGI, complying with the requirements of the Bases Law and DNU No. 749/24.

VMOS is a strategic project that will not only facilitate crude oil extraction and export from Vaca Muerta and Rincón de Aranda, but will also help reduce transportation costs, open up new markets, generate foreign currency and employment, and multiply Pampa’s firm transportation capacity ninefold.

OCP Ecuador

On August 30, 2024, Pampa acquired 36% of OCP Ecuador for US$23 million, reaching a 100% stake. After successive extensions, the concession was terminated on November 30, 2024. The shares, along with all rights and interests in the pipeline, were transferred to the Government of Ecuador under the terms of the authorization agreement.

11 For further information, see Regulations on oil transportation in section 5.2 of this Annual Report.

Pampa Energía ● 2024 Annual Report ● 45

6.2	Power generation[12]

The following tables summarize the 17 power generation assets operated by Pampa as of the closing of 2024:

Note: All figures are rounded, so the total may not match the sum of the individual figures. Gross margin before amortization and depreciation. 1 Divested in July 2023. 2 Gradual commissioning: 45 MW (Jul-24), 36 MW (Aug-24), 13.5 MW (Sep-24), 18 MW (Oct-24), 27 MW (Nov-24). 3 Jointly operated by Pampa (50% equity stake).

12 For further information on the market and regulatory context, see section 5.1 of this Annual Report.

Pampa Energía ● 2024 Annual Report ● 46

The following chart shows Pampa’s market share in the power generation segment:

2024 net power generation

100% = 142,134 GWh

Note: Hydroelectric power generation includes pumping.

Source: CAMMESA.

Wind power generation

Pampa has five wind farms, with a total 427 MW installed capacity, consolidating its position as one of the country’s leading renewable energy generators.

PEPE 2, located on provincial route 51, 18 km from the city of Bahía Blanca, in the province of Buenos Aires, was commissioned in May 2019 with a 53 MW installed capacity, representing 0.1% of Argentina’s installed capacity. Its 14 V-136 Vestas wind turbines, each with a 3.8 MW power capacity, have a 120-meter hub height and a 56% net load factor of P50. Since 2020, its average annual generation has been 195 GWh.

PEPE 3, located in Coronel Rosales, on national route 3, 45 km from Bahía Blanca, is PEPE 2’s twin wind farm, but with a 63% net load factor of P50 and an average annual generation of 217 GWh since 2020. PEPE II and PEPE III are registered to issue IREC certificates.

PEPE 4, adjacent to PEPE 3, contributes 81 MW, equivalent to 0.2% of the country’s installed capacity through 18 V-150 Vestas wind turbines of 4.5 MW each, with a hub height of 105 meters and a 63% net load factor of P50. Since 2023, its average annual generation has been 205 GWh.

PEA, in the province of La Rioja, 90 km north of the provincial capital, on provincial route No. 9, was acquired in December 2022. PEA comprises 38 Siemens Gamesa G-114 wind turbines having a 2.625 MW power capacity each, with an 80-meter hub height and a 43% net load factor of P50. Its installed capacity is 100 MW, representing 0.2% of Argentina’s installed capacity. PEA was commissioned in March 2020 and sells its energy to CAMMESA under the RenovAr program. Its historical average annual generation has been 277 GWh since 2020.

In October 2024, with an approximate US$250 million investment, we completed the installation of all the wind turbines and civil works at PEPE 6, commissioned in November 2024. PEPE 6 has 31 Vestas wind turbines of 4.5 MW each and a total installed capacity of 139.5 MW, representing 0.3% of Argentina’s installed capacity. In 2024, it generated 197 GWh.

Hydroelectric generation

Pampa operates three concessions in Mendoza and Neuquén with a total 938 MW gross capacity, representing 10% of the national hydroelectric capacity and 2% of the country’s total.

Pampa Energía ● 2024 Annual Report ● 47

Located on the Atuel River in the province of Mendoza, HINISA operates the Los Nihuiles System, consisting of three dams, three hydroelectric power plants (Nihuil I, Nihuil II and Nihuil III) and a compensator dam. With a 265 MW installed capacity, representing 0.6% of Argentina’s total capacity, HINISA covers approximately 40 km, and its height ranges between 754 m and 1,251 m above sea level. From 1990 to 2024, its historical average annual generation was 781 GWh, with a record high of 1,250 GWh in 2006 and a record low of 428 GWh in 2022.

HINISA began its 30-year concession for the generation, sale and commercialization of electricity from the Los Nihuiles hydroelectric system in June 1994, later extended until June 1, 2025. Pampa has a 52% direct stake in HINISA’s capital stock.

On January 11, 2025, a storm inflicted severe damage in the Atuel Canyon, leaving the Nihuil II and Nihuil III power plants out of service and inoperative. Insurance under the Operational All Risks policy was activated, notifying authorities and assessing the affected equipment’s condition.

In the same province of Mendoza, on the Diamante River, HIDISA operates the Diamante System, which consists of three dams and hydropower plants (Agua del Toro, Los Reyunos and El Tigre). With a 388 MW gross capacity, which represents 0.9% of Argentina’s total capacity, HIDISA extends over around 55 km, and its height ranges between 873 m and 1,338 m above sea level. The average annual generation between 1990 and 2024 was 529 GWh, with a record high of 943 GWh in 2006 and a record low of 303 GWh in 2022.

HIDISA began its 30-year concession for the generation, sale and commercialization of electricity from the Diamante hydroelectric system in October 1994, extended until June 1, 2025. Pampa has a 61% direct stake in HIDISA’s capital stock.

The HPPL plant, located in the province of Neuquén, on the Limay River, started operating in 1999 under a 30-year concession. HPPL has a 285 MW installed capacity distributed in 3 Kaplan-type turbines, representing 0.7% of Argentina’s total installed capacity. The dam is made up of loose materials with a waterproof concrete side. It has a length of 1,045 m, a maximum height of 54 m and a crest of 480 m above sea level. Between 2000 and 2024, HPPL recorded an average annual generation of 927 GWh, with a record high of 1,430 GWh in 2006 and a record low of 494 GWh in 2016. HPPL’s concession is 100% owned by Pampa.

Thermal generation

Pampa is one of the main thermal generators in the country, with nine power plants throughout Argentina and a total 4,107 MW capacity.

CTG is in northwestern Argentina, in the City of Gral. Güemes, Province of Salta. Privatized in 1992, it has a 361 MW open-cycle thermal power generation plant, which accounts for 0.8% of Argentina’s installed capacity, after incorporating a 100 MW GE gas-fired turbo generator unit in September 2008. Between 1993 and 2024, its average annual generation was 1,525 GWh, with a record high of 1,903 GWh in 1996 and a record low of 225 GWh in 2022 and 2023.

Also in Salta, CTP is located in the small village of Piquirenda, Municipality of Aguaray, Department of General San Martín. Finished in 2010, it has a 30 MW capacity, consisting of ten GE Jenbacher JGS 620 gas-fired engines, representing 0.1% of Argentina’s installed capacity. From 2011 to 2024, its average annual generation was 99 GWh, with a record high of 156 GWh in 2017 and a record low of 52 GWh in 2022.

Towards the south, in the Province of Neuquén, CTLL is located at Loma de la Lata, near what used to be one of the largest gas fields in Latin America known by the same name. Commissioned in 1994, it has a 780 MW capacity, 1.8% of Argentina’s installed capacity, and consists of three 125 MW GE GTs, a 180 MW Siemens ST installed in 2011 for its closing to CCGT and repowered in January 2018, two 105 MW GE aero-derivative GT, installed in May 2016 and August 2017, and 15 MW from MAN gas engines commissioned in August 2021. From 1997 to 2024, the average annual generation was 2,475 GWh, with a record high of 5,103 GWh in 2022 and a record low of 272 GWh in 2002.

Pampa Energía ● 2024 Annual Report ● 48

After suffering a failure in 2023, GE GT05 was reinstated at the end of January 2024, failing again in August 2024. Therefore, it operated with a used power turbine until December 2024, when the repaired turbine was installed. Pampa is taking the appropriate steps with GE to minimize the economic impact of these failures resulting from the breach of availability commitments under PPA.

Pampa operates six CTs in the Province of Buenos Aires. Three of them are near the City of Bahía Blanca: CPB, in the port of Ingeniero White, has a 620 MW capacity, equivalent to 1.4% of Argentina’s installed capacity, distributed in 2 STs with a 310 MW capacity each. Its boilers can operate with FO or gas. Gas is supplied through a proprietary 22-km gas pipeline connected to TGS’s main gas pipeline system. Furthermore, CPB has two 60,000 m3 tanks for FO storage. From 1997 to 2024, the average annual generation was 1,788 GWh, with a record high of 3,434 GWh in 2011 and a record low of 189 GWh in 2002.

Located on a site adjacent to CPB, CTIW has a 100 MW installed capacity, representing 0.2% of Argentina’s installed capacity, through 6 dual-fuel (natural gas or FO) Wärtsilä engines and with a 46% performance rate. Liquid fuel is supplied using CPB’s unloading and storage facilities, and natural gas through the plant’s internal facilities. From 2018 to 2024, its average annual generation was 262 GWh, with a generation record high of 312 GWh in 2019 and a record low of 145 GWh in 2024.

Moreover, EcoEnergía, located on the outskirts of the City of Bahía Blanca, is a co-generation power plant located inside TGS’s General Cerri Complex. Commissioned in 2011, it consists of a 14 MW ST and sells electricity in the Energía Plus market. From 2012 to 2024, its average annual generation was 87 GWh, with a generation record high of 108 GWh in 2018 and a record low of 68 GWh in 2023.

The other two CTs in the Province of Buenos Aires are located in Greater Buenos Aires: CTGEBA, in Marcos Paz, strategically located 1 km from the Ezeiza transforming station, a key node for the supply of electricity to the country’s highest demand area. CTGEBA began operating in 1999 and is one of the largest CTs in the country, with a total of 1,253 MW capacity, representing 2.9% of Argentina’s installed capacity. It has two CCGTs: the first one, with a 684 MW capacity, consists of two GTs of 223 MW each and a 239 MW ST, repowered in October 2020. The second CCGT consists of an 182 MW GT, known as Genelba Plus, installed in 2009 and repowered in June 2019. Another 188 MW GT was installed in 2019, and the 199 MW ST was commissioned in July 2020. From 2000 to 2024, its average annual generation was 5,386 GWh, with a generation record high of 8,594 GWh in 2021 and a record low of 3,438 GWh in 2001.

To the north of Greater Buenos Aires, in the Industrial Complex of the district of Pilar, CTPP has a 100 MW capacity, 0.2% of the country’s installed capacity, through 6 Wärtsilä motor generators with a 43% efficiency. CTPP may indistinctly consume FO stored in its own tanks or natural gas, supplied through a dedicated gas pipeline connected with TGN’s main gas pipeline. From 2018 to 2024, its historical average annual generation was 234 GWh, with a generation record high of 321 GWh in 2022 and a record low of 168 GWh in 2019.

Finally, CTEB is the sixth CT in the Province of Buenos Aires, located in Ensenada, Greater La Plata. It has an 848 MW power capacity, equivalent to 2.0% of Argentina’s installed capacity, and it consists of two Siemens GTs of 285 MW and 284 MW each, commissioned in 2012 and repowered in 2023, and a 279 MW Siemens ST installed in 2023 for the closing to CCGT. CTEB may consume natural gas or GO stored in two 45,000 m3 tanks. From 2013 to 2024, its historical average annual generation was 1,724 GWh, with a generation record high of 4,741 GWh in 2024 and a record low of 255 GWh in 2020. Pampa operates CTEB under a shared operation scheme with YPF Luz, and we hold a 50% stake in the capital stock of CTBSA, a company whose only asset is CTEB.

Current expansions

Project	MW	Marketing	Investment[1]	Date of commissioning
PEPE VI	139.5	MAT ER	US$250 million	November 2024

Note: Estimated as of December 31, 2024. 1 Without value-added tax.

Pampa Energía ● 2024 Annual Report ● 49

6.3	Petrochemicals

The petrochemicals segment is vertically integrated into our gas operations, allowing us to maximize the value chain and consolidate our position in the styrenics market. Our products include octane bases for gasoline, benzene, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, styrene monomer, rubber and polystyrene for domestic and foreign markets.

The performance of this segment is influenced by global supply and demand, which impacts our results. Pampa is the only Argentine producer of styrene monomer, polystyrene and elastomers, and the only integrated manufacturer transforming oil and gas into plastics. As part of the integration strategy, we use our benzene production to obtain styrene, which in turn is used in the production of polystyrene and SBR.

Pampa operates the PGSM integrated petrochemical complex in San Lorenzo, Province of Santa Fe, with an annual production capacity of 50 kton of gases (LPG used as raw material and propellant), 155 kton of aromatics, 290 kton of gasoline and refined products, 160 kton of styrene, 55 kton of SBR, 180 kton of ethylbenzene and 31 kton of ethylene. This business also includes a polystyrene plant in Zárate, Province of Buenos Aires, with a 65 kton production capacity. As of December 31, 2024, Pampa’s estimated share in the Argentine styrene, polystyrene, and SBR markets amounted to 100%, 98% and 93%, respectively.

As for exports, this business is subject to a 4.5% export duty for most of its products (styrene, polystyrene, rubber and toluene, DNU No. 1060/20). Other products, such as gasoline, aromatics and solvents, are taxed at 8% (DNU No. 488/20).

Petrochemical’s main indicators	2023	2024
Revenues (in kton):	404	469
Styrene (incl. propylene)	55	47
SBR	43	45
Polystyrene	56	42
Others	250	336
Sales destination
Argentina	71%	63%
Abroad	29%	37%

Styrenics

In 2024, the economic activity contraction and the increase in customer inventories affected domestic demand for all styrenic products, with declines of 23% in styrene, 30% in polystyrene and 46% in rubber. However, this impact was partially offset by increased exports of styrene and rubber, mainly to Chile, Brazil and the United States. As for propylene, the sales volume fell by 15%, reaching 7 kton, due to the ethylene plant’s reduced load.

Gasoline reforming division

In 2024, Reforming sales grew by 33% compared to 2023, driven by increases of 54% in octane bases, 28% in solvents and aromatics, 100% in aromatic fractions, 17% in gasoline and 12% in propellant volumes. 362 kton of raw gasoline were processed, 36% more than in 2023, including the import of 34 kton and stock remnants from the closing of 2023, accumulated by the annual plant shutdown scheduled for November.

Pampa Energía ● 2024 Annual Report ● 50

6.4	Other businesses

Transener13

Transener is the leading company in Argentina’s high-voltage electric energy transmission utility service. It holds a concession over 15,408 km of lines and 60 transforming stations, directly operating 86% of the country’s high-voltage lines. Its subsidiary, Transba, operates the Main Distribution Transmission System of the Province of Buenos Aires, consisting of 6,988 km of lines and 113 transforming stations. As of December 31, 2024, Pampa holds a 26.3% stake.

Transener’s main indicators	2023	2024
Technical information
Transener transmission lines (Km)	15,408	15,408
Transba transmission lines (Km)	6,982	6,988
Financial information, in million US$*
Revenues	161	330
Fiscal year’s results, attributable to the company’s shareholders	8	68
Assets	435	819
Liabilities	123	219
Shareholders’ equity	312	600

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2023 and 2024, and later restated at each period’s closing FX.

Operation and maintenance

The extra high voltage power transmission grid, operated and maintained by Transener, faces increasing demands year after year. On February 1, 2024, demand reached a new all-time high of 29,653 MW, exceeding by 2% the peak recorded in 2023.

Despite the high demands, at the end of 2024, 0.35 failures per 100 km of line were recorded, a service quality consistent with accepted international parameters for companies operating and maintaining extra high voltage transmission systems.

Annual revenues generated by this segment amounted to US$292 million, representing 89% of Transener’s total revenues, a 103% increase vs. 2023, explained by tariff updates since February 2024, in transition to the RQT, combined with the real appreciation of the AR$.

13 For further information on the market and regulatory context, see chapter 5 of this Annual Report.

Pampa Energía ● 2024 Annual Report ● 51

Failure rate

Rate per each 100 km of lines

Source: Transener.

Business development

Annual revenues generated by this segment amounted to US$38 million, representing 11% of Transener’s total revenues, a 115% increase vs. 2023, explained by the real appreciation of the AR$.

Engineering services, works and maintenance

Transener prioritizes projects leveraging its competitive advantages in 500 kV and 132 kV systems, with a growing focus on renewable energies. In 2024, in addition to providing engineering consultancy for transforming stations in new wind farms, Transener expanded its range of services with the installation of production and demand monitoring systems and experienced significant growth in the provision of access to the interconnected system, including electrical studies, basic engineering and preparation of technical specifications to budget works.

Since its beginnings, Transener has been committed to operating, maintaining and providing specialized electricity transmission services to private customers, either for exclusive use or linked to public utilities, such as independent carriers. Its activities include the replacement of transformers and bushings, oil analyses, specialized diagnostics, fiber optic repair, electric and magnetic field measurements, implementation of automated systems, and maintenance of lines and transforming stations, among other services.

Transener has maintained a fair and transparent remuneration policy, with most contracts being continually renewed, reflecting the quality of the service and its customers’ satisfaction.

Communications

In 2024, Transener continued offering infrastructure services to communication companies, from assigning dark fiber optics over its system to renting space in microwave stations and their antenna-supporting structures. The growing demand for these services has boosted revenues, reflecting the increase in provided service volumes and commercial conditions.

Besides, Transener continues to provide specialized support services for WEM agents’ operational communications and data transmission.

Pampa Energía ● 2024 Annual Report ● 52

TGS14

TGS is the country’s main gas transportation company, operating the largest pipeline system in Latin America. It is also a leader in the production and sale of NGL for domestic and export markets, conducting this activity from the General Cerri Complex, located in Bahía Blanca, Province of Buenos Aires. TGS provides comprehensive natural gas solutions, such as transportation to the main pipeline through the Vaca Muerta gathering pipeline and treatment at the Tratayén plant. It also provides telecommunications solutions through its controlled company, Telcosur. As of December 31, 2024, Pampa holds a 25.5% interest in TGS.

TGS’s main indicators	2023	2024
Technical information
Gas transportation
Average firm capacity contracted (in million m3 per day)	83.2	83.5
Average delivery (in million m3 per day)	66.8	69.5
Production and commercialization of liquids
Total liquids production (in kton)	1,134	1,052
Gas processing capacity (in million m3 per day)	47.0	47.0
Storage capacity (in kton)	54.0	54.0
Financial information, in million US$*
Revenues	560	1,182
Fiscal year’s results, attributable to the company’s shareholders	29	359
Assets	1,887	3,289
Liabilities	829	1,125
Shareholders’ equity	1,058	2,164

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2023 and 2024, and later restated at each period’s closing FX.

Regulated segment: gas transportation

Revenues in this segment come mainly from firm transportation contracts, which guarantee the reservation of pipeline capacity through payment regardless of actual use, and also from interruptible services, which are subject to availability. Likewise, TGS operates and maintains gas transportation assets expanded by the Federal Government and held under trusts created to such effects. For this service, TGS receives the CAU, which is set by ENARGAS.

In 2024, revenues from this segment amounted to US$427 million, representing 36% of TGS’s total revenues, experiencing a 249% growth vs. 2023, explained by the tariff updates since April 2024, in transition toward the RQT, combined with the real appreciation of the AR$. 84% of regulated revenues come from firm transportation contracts (vs. 82% in 2023), with a weighted average life of approximately 10 years and an average contracted firm capacity of 83.5 million m3 per day.

In 2024, the average daily gas injection into the system operated by TGS was 83.4 million m3 per day (+10% vs. 2023), including contributions from the Austral, Golfo San Jorge and Neuquina Basins, and the gas fed into the GPM in Salliqueló, which averaged 11.7 million m3 per day.

14 For further information, see section 5.2 of this Annual Report.

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Moreover, 85 new contracts were executed, 36 for interruptible transportation and 49 for exchange and displacement services.

Non-regulated segment: production and commercialization of NGL

Unlike gas transportation, NGL production and commercialization are not regulated by ENARGAS. In 2024, revenues from the segment amounted to AR$539 million, 64% more than in 2023, due to the real appreciation of the AR$ and an improved price for ethane.

NGL is produced and commercialized in the Cerri Complex, located near the City of Bahía Blanca and supplied by all of TGS’s main gas pipelines. Ethane, propane, butane and natural gasoline are extracted at Cerri and sold at local and export markets. Propane and butane are sold to fractionating companies in Argentina, whereas they are sold at international prices together with natural gasoline for foreign markets. Moreover, ethane is sold to Polisur at a price agreed between the parties.

In 2024, TGS sold 1,077 kton of NGL (-5% vs. 2023), of which 38% was exported. Out of total domestic market sales, 75% were made at US$-denominated prices.

The dispatch of LPG was carried out through 14,389 trucks (331,751 tons), less than the 379,544 tons dispatched in 2023. The trucks mainly supply domestic demand and neighboring countries and allow for improved operating margins and customer diversification. Besides, TGS leveraged spot LPG export opportunities, with substantial improvement in premiums. In 2024, TGS continued to consolidate its position in Brazil, aiming to make direct seaborne sales of LPG to Brazilian distributors in 2025.

NGL sales by destination market In kton Source: TGS.

As for the domestic market, TGS continued participating in different national government programs, such as the Household Gas Bottles Program, which subsidizes bottled LPG for low-income households. Outside these programs, TGS sold 160,697 tons of propane and 2,828 tons of butane, mainly to fractionating companies and, to a lesser extent, to the propellant and automotive industries.

The agreement with PBB Polisur for the sale of ethane is still in force, with improvements in the ToP clause (annual compliance), which ensured TGS increased sales volumes during the first 5 years of the contract. However, ethane sales decreased to 309,894 tons (vs. 394,370 tons in 2023), mainly due to operational difficulties at PBB and the overhaul of the Cerri Complex.

Regarding gas arriving at the Cerri Complex for processing, a slight decrease was observed compared to 2023, attributed to lower production in the Austral Basin. However, toward the end of the year, the situation was reversed with Fénix offshore field’s entry into operation. The Neuquina Basin has maintained stable volumes with greater gas wealth, offsetting the decline in the Austral Basin.

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NGL sales, by product

In kton

Foreign market Source: TGS.	Domestic market

Non-regulated segment: midstream

The midstream segment, which is not regulated by ENARGAS, includes gas collection, treatment, and compression services. The most relevant are those provided through Vaca Muerta and INTEGRA’s services, including the operation and maintenance of third-party facilities, such as gas pipelines and plants. It also includes telecommunications, provided by the subsidiary Telcosur.

In 2024, the segment’s revenues were US$215 million, representing 18% of TGS’s total, a 97% increase vs. 2023, mainly due to natural gas transportation and conditioning in Vaca Muerta.

Since 2018, TGS has focused on being a leading provider of integrated services and a key player in the country’s energy development, having invested more than US$700 million in midstream infrastructure, a 183-km gas pipeline network crossing multiple hydrocarbon blocks, and a gas conditioning plant in Tratayén that allows entry into the regulated transportation systems.

During 2024 and part of 2025, TGS expanded the Tratayén plant’s capacity from 5.4 to 28 million m3 per day, with an approximate US$320 million investment. Works consisted of the installation of two plants of 6.6 million m3 per day each, inaugurated in November 2024 and February 2025. It is worth highlighting that, with minimal investment, these plants can be converted to process natural gas in the heart of the Neuquina Basin, enabling the extraction of NGL.

Likewise, in 2024, progress was made in engineering studies to expand the Tratayén plant’s processing capacity, construct a multiproduct pipeline to evacuate NGL for separation at the Tratayén plant, and develop new fractionation, storage and dispatch facilities in Cerri. These projects aim to commercialize NGL in the international market and improve the infrastructure for growing gas production, which is in line with the upstream segment’s demand.

In telecommunications, Telcosur entered into new agreements in 2024, increasing its sold capacity and strengthening its operation.

Finally, TGS INTEGRA is the business unit that brings together all support services offered by TGS to the energy market, from third-party pipelines and plants’ operation and maintenance to the execution of minor works and pipeline repair works, scrapper passage assistance, laboratory tasks such as meter calibration and hydrocarbon sample analysis, and turbines and compressors’ overhaul, among others. In 2024, hot-tap, integrity, engineering and operation, and maintenance services for the GPM were awarded. In addition, Golar selected TGS to provide consultancy services on the FLNG project.

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Enecor

Pampa holds a 70% interest in Enecor, an independent power transmission company, under a 95-year concession valid until 2088. Enecor subcontracts Transener for the operation and maintenance of the 21 km 132 kV double-circuit lines from the Paso de la Patria transforming station in the Province of Corrientes.

On October 3, 2024, the SE initiated the RQT for independent transporters (Res. No. 706/24), later postponing the process until July 9, 2025 (ENRE Note No. 128974332). However, on January 7, 2025, the procedure was resumed, and the ENRE modified the approval terms for the values to be remunerated during the following tariff period (Res. No. 5/25). The corresponding information was submitted by January 20, 2025.

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7.	Finance
7.1	Our stock performance

The following chart shows the price evolution on ByMA (per share and Pampa’s traded volume) from January 2014 to December 31, 2024:

Note: * Price adjusted to preemptive subscription rights and issuances. Source: ByMA/Bloomberg.

The following chart shows the price evolution per ADS and Pampa’s traded volume on the NYSE from January 2014 to December 31, 2024:

Note: *Price adjusted as per issuances. Source: Bloomberg.

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7.2	Financial debt

As of December 31, 2024, Pampa’s financial debt at the consolidated level under IFRS reached US$2,079 million, a US$631 million increase vs. the closing of 2023. However, net debt fell by 33%, to US$410 million, the lowest level in 9 years, thanks to the greater liquidity generated by power generation and E&P’s operating flows and improved collections from CAMMESA and ENARSA. The gross debt capital breakdown is as follows:

Currency	Type of issuance	Amount in million US$	Legislation	% over total gross debt	Avg coupon
US$	US$[1]	1,535	Foreign	75%	8.2%
	US$	183	Argentine	9%	4.4%
	US$ MEP	208	Argentine	10%	5.3%
AR$	AR$	17	Argentine	1%	30.9%, variable
	US$-link	98	Argentine	5%	0%

In 2024, Pampa significantly improved its maturity profile through the successful placement of two 7- and 10-year international bonds, 2031 CB and 2034 CB, at very competitive rates, reflecting strong interest by major institutional investors. The funds obtained were used to redeem 2027 CB, a buyback approved by the Board of Directors on August 26, 2024. Consequently, the average life of Pampa’s consolidated financial debt amounted to 4.2 years.

The following chart shows the Restricted Group’s principal maturity profile, net of repurchases, in million US$ by the end of fiscal year 2024:

Note: It only considers Pampa consolidated under IFRS; it does not include affiliates TGS, Transener and CTBSA.

The 2025 maturities have already netted the repurchase of the remaining 2027 CB, completed in January 2025, for US$353 million.

Pampa’s issuances in 2024 are summarized below:

CB	Denomination	Legislation	Face value in million	Coupon	Maturity
Series 19	AR$	Argentine	17,131	Private Badlar -1%	Feb-25
Series 20[1]	US$	Argentine	108	6%	Mar-26
Series 21	US$	Foreign	410	7.95%	Sep-31
Series 22	US$-MEP	Argentine	84	5.75%	Oct-28
Series 23	US$	Foreign	360	7.875%	Dec-34

Note: 1 Series 20 consisted of two issuances: US$55 million in March 2024 and US$52 million in May 2024, later repurchased, with US$47 million being canceled.

On February 5, Pampa early redeemed its Series 17 Green Bond, maturing on May 4, 2024, for AR$5,980 million. Later, on June 27, 2024, it redeemed Series 15 CB for AR$18,264 million and paid US$59 million for the first amortization of the 2026 CB (net of repurchases).

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Furthermore, in 2024, it obtained US$ loans on the local market for US$130 million, and short-term loans were repaid for AR$25,968 million. In addition, the last two installments of the FINNVERA loan, in the amount of US$8 million, were repaid.

Regarding affiliates, CTBSA took out short-term financing for US$66 million and AR$6 billion, canceled Series 8 CB for AR$4,236 million and early redeemed Series 2 CB for AR$31,760 million and Series 4 CB for US$96 million. Transener canceled loans for AR$194 million. TGS paid short-term bank debt for US$13 million and issued discounted Series 3 CB for US$490 million, with an 8.5% interest rate, a single maturity in July 2031 and an 8.75% yield. Subsequently, TGS redeemed all of its CB with a 6.75% interest rate and maturity in May 2025 for US$470 million.

After the closing of fiscal year 2024, Pampa redeemed 2027 CB’s remaining balance and took out net financing for US$31 million. Moreover, CTBSA took out bank loans for US$75 million net of repayments, canceled short-term bank debts for AR$6 billion and repurchased Series 6 CB for US$18 million.

As of the issuance date of this Annual Report, the Company and its subsidiaries comply with the covenants established in their debt agreements.

Pampa Group’s credit rating

In April 2024, FIX SCR upgraded CTEB’s local rating from ‘A+’ to ‘AA-’ due to its low operational risk and solid debt structure; subsequently, on February 19, 2025, it upgraded the rating to ‘AA+.’ Likewise, S&P upgraded Pampa’s and TGS’s global ratings to ‘B-,’ which is in line with the improvement in sovereign debt. FitchRatings upgraded Pampa’s local rating from ‘AA+’ to ‘AAA’ with a stable outlook. On January 14, 2025, Moody’s upgraded Pampa and TGS’s rating from ‘Caa3’ to ‘Caa1,’ reflecting the foreign-currency sovereign rating upgrade.

The following table shows Pampa and its subsidiaries’ ratings:

Company	Agency	Rating
		Global Scale	Local Scale
Pampa	S&P	B-	na
	Moody’s	Caa1	na
	FitchRatings[1]	B-	AAA (long term) A1+ (short term)
TGS	S&P	B-	na
	Moody’s	Caa1	na
	FitchRatings	B-	na
Transener	FitchRatings[1]	na	A+ (long term)
CTEB	FitchRatings[1]	na	AA+

Note: 1 Local rating issued by FIX SCR.

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8.	Human resources

From the Human Resources team, we work to add value through proximity with operations and businesses, guided by Pampa’s values. Our main objective is to attract and develop talent, enhance the organizational culture and create a positive working environment and 360° communication. We also promote efficiency and continuous process improvement, relying on digitalization to offer a simpler and swifter work experience.

8.1	Recruitment and selection

In 2024, we continued looking for dynamic profiles reflecting our teamwork, excellence, adaptability and commitment culture. We use social networks to communicate vacant positions, consolidate our employer brand to attract talent and improve the applicants’ flow. We also prioritize internal development, managing to fill 10% of vacancies through internal staff movements.

8.2	Internships

In 2024, we incorporated 13 interns in various Company areas and businesses, besides renewing 6 individual agreements.

8.3	Planning of human resources

Our processes, policies and practices are geared at developing individual and collective talent to maximize organizational capabilities. We believe in leadership as a fundamental pillar to promote a culture of collaborative work, opportunities for exploration and goal achievement. In 2024, we held an annual meeting with human resources leaders from our assets to review strategies and set priorities. We also organized the Extended Executive Committee, where key leaders reviewed results and business plans.

8.4	Compensation

Our compensation policy seeks to ensure external competitiveness and in-house equity. We perform permanent monitoring with surveys and market surveys to adjust our compensation and salary structure, especially for non-unionized staff.

8.5	Relations with unions

We maintain a constant and transparent dialog with the trade unions of the different industry branches where we operate, fostering relationships based on respect and the pursuit of common interests. During 2024, we carried out multiple collective bargaining negotiations to keep up with inflation and preserve salary purchasing power. We conducted negotiations both at the company and the regional and/or activity level through our active participation in different business chambers and negotiating committees. At our Zárate petrochemical plant, the 2024 collective bargaining agreement has been open since last April.

8.6	Management of personnel

In 2024, we continued moving forward with process digitization and optimization to improve access to information and management control. We have upgraded the electronic signature management platform for procedures and policies, digitized leave records since 2022, enhanced outsourced payroll settlement and worked on the migration to a new version of SAP, including human resources modules testing and a new expense reporting tool.

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8.7	Training and development

In 2024, we launched Academia Pampa, an integral space for learning focused on three axes: transformation, business and leadership. Specifically, the following projects have been carried out:

•	At the Transformation School, we provided training in tools such as Power BI, personal brand development, high-impact presentations, exponential thinking and Python.
•	At the Leadership School, we conducted programs such as leadership induction, neuroleadership, personal branding and exponential leadership.
•	At the Business School, we offered certifications and programs on our businesses.
•	We supported academic training in master’s degrees and specializations, organized technical training courses in all businesses and corporate areas, and continued offering English language training, accompanying around 100 teammates.
•	Internal development: in 2024, we had 94 internal staff movements, including promotions, lateral transfers and area changes, among others.
•	Internal mentors train for internal networking, boosting the role of Pampa’s leaders and generating development conversations, with the participation of 12 leaders acting as training mentors and 24 teammates.
•	New development model, seeking to enhance conversations among leaders and teammates, developing 6 strategic drivers: asset management, market participation, new businesses, professional development, sustainability, and efficiency and innovation.
8.8	Internal communications, working environment, well-being and culture

An integrated, professional, agile and diverse work model characterizes Pampa’s culture. In 2024, we promoted proximity with our teammates through experience design, communication, well-being and recognition. The main initiatives conducted were the following:

•	Conecta, a new collaborative platform to share information, foster communication and concentrate applications. It reached a 98% adoption rate, with 1,580 posts and a 71% engagement rate by year-end.
•	Diversity and inclusion workshops for human resources teams from all assets and selection processes are reviewed from an inclusive standpoint.
•	New benefits include improved vacation time for teammates with lower seniority and a monthly reimbursement for connectivity to support remote work.
•	Pampa en Familia, a day to integrate our teammates’ families with the Company. More than 1,200 people attended, with a high satisfaction level.
•	Un Aplauso Program, whereby we recognize our teammates for developing Pampa Attitudes and make visible and encourage good practices and exemplary behaviors. During 2024, we focused specifically on QHSE aspects in all power generation and petrochemical assets.
•	#MODOPAMPA: activities to promote integration and a sense of belonging to the Company, such as after-office, sports and family meetings and year-end parties.
•	Employer brand: workshops on our culture, values, businesses and purposes.

•	Employee experience continuous measurement: we implemented Qualtrics, a tool that measures our teammates’ life cycle and commitment.

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9.	Community and Pampa Energía Foundation

Social investment, developed together with the Pampa Foundation, is based on a strategic model fostering relationships with our various stakeholders. With a solid social commitment, we implement programs and actions aimed at improving people’s quality of life, enhancing education and strengthening institutions in the communities where we operate.

To guarantee a clear, measurable and sustainable impact, we have framed our social investment strategy around three axes:

•	Education as a basis for growth and personal autonomy, which is essential for professional training. Therefore, we strive to offer equal opportunities for children and young people in vulnerable situations.
•	Employability, a driver for the effective development of individuals in the short term and communities in the medium and long term.
•	Social inclusion allows us to bring opportunities and resources closer to social, environmental, cultural and economic settings.

In line with the Sustainable Development Goals (SDG), our social investment initiatives especially contribute to SDG 4 (quality education), SDG 7 (affordable and clean energy), SDG 8 (decent work and economic growth) and SDG 12 (responsible consumption and production). Besides, SDG 17 (partnerships for the goals) is cross-cutting to all our actions as we synergize with the social organizations and public bodies’ trajectory and importance, consolidating our commitment to a more equitable society.

In 2024, we received recognitions such as the Gold Statuette in Social Sustainability awarded by the Eikon Awards and the ‘Mixed Project’ award from Britcham for the impact of ‘Ellas Pueden.’ For the second consecutive year, we have been distinguished by the Ecumenical Social Forum as a ‘Solidarity Entrepreneur’ and by CEADS through the program ‘Connecting Companies with the SDG.’ Other recognitions included the award as ‘Socially Committed Company’ granted by the Provincial Department of Relationships with the Community of Buenos Aires and that awarded by the International Organization of Human Capital Managers (FCH) and the International Youth Organization for Ibero-America (IYO) to our Professionalizing Practices program.

9.1	Education and labor placement training

Accompaniment in educational paths

We supported the completion of technical secondary education studies and facilitated teenagers’ transition into university and college in the Provinces of Neuquén, Salta, Mendoza, Buenos Aires and Santa Fe. Our scholarship grantees receive financial support, accompaniment, training and educational outings, and the possibility to explore formal work environments, providing them with a clear vision of future career opportunities.

In 2024, we supported 1,160 students, including 911 students in the last three years of technical secondary schools and 249 university and college students. As of December 2024, 338 high school and 34 university students graduated, mainly in courses of study associated with our businesses, such as engineering.

Moreover, we trained 482 teachers and school authorities, who implemented their learnings with more than 19,000 students. Through the Pampa Foundation’s School Network, we invited the management teams from more than 30 technical high schools in Buenos Aires, Santa Fe, Salta, Mendoza and Neuquén to receive management training. In addition, together with Eutopía, we promoted the transformation of 16 technical high schools through 60 principals and teachers, benefiting more than 12,000 students.

To encourage energy education, we carried out initiatives such as ‘Energy Researchers,’ reaching 66 kindergarten and primary-level teachers in Neuquén. In Mendoza, together with the Varkey Foundation, EMESA, EPRE and the General Schools Department, we implemented the ‘Learning with Sustainable Energy’ program, training 236 teachers and impacting 4,000 students. At the secondary level, we provided energy efficiency courses for 89 teachers of 22 technical schools in Mendoza and Neuquén. In Buenos Aires, with the support of the province’s Technical Schools Department, we launched the ‘Experiment Project’ together with the Siemens Foundation for 31 teachers of 16 secondary schools with an orientation on renewable energies.

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In total, we allocated AR$413 million to research, educational donations and educational programs.

Labor placement training

In 2024, more than 1,900 high school, college and university students participated in professionalizing practices, first-job workshops and training programs that strengthened their technical and personal skills, thus promoting their employability.

In association with strategic partners, we conducted more than 1,000 professionalizing practices for students in the last years of technical schools. At certain Pampa’s assets, 101 students from 17 technical schools completed 13,456 theoretical and practical training hours. Together with UTN at San Rafael and Neuquén, we brought 54 young people closer to assets for a hybrid training course. We established alliances with Fundación Siemens, 500RPM, Fundación El Sol Sale Para Todos and Plapiqui-IPA for the development of internships in renewable energies and 3D design (Solid Edge) for 204 students. In addition, 628 students performed internships as part of the energy efficiency teacher’s training program. At the Pampa Building, we conducted World of Work Approach Activities (ACAP) for 50 high-school students, with an average of 40 practice and training hours in the Company. Finally, at the university and college levels, we facilitated 200-hour supervised professional practices and internships for 4 scholarship grantees from universities and colleges in Salta and Buenos Aires.

We also promoted employability activities, such as the meeting together with AcercaRSE for 437 students from 9 technical schools in Zárate and surrounding areas, the participation in the Expo Argentina Oil & Gas (AOG) Patagonia jointly with the IAPG for 64 university scholarship holders, 343 students and 47 technical high school teachers, and technical and interpersonal skills workshops given by professionals from Pampa and other group companies to 61 scholarship students from Buenos Aires and Neuquén. Finally, we assisted in the training of 66 students as Full Stack web developers together with JP Morgan Chase and Fundación Pescar.

9.2	Local assessment and development of community impact projects

At Pampa, we foster a close and constructive relationship with our stakeholders in all our business areas. In 2024, the 27 action plans aimed at the community, civic forces and local governments continued. We held six workshops with more than 50 leaders and implemented the Stakeholder Strategic Management Procedure, focusing on risk management for the power generation business, which allowed us to improve the 2024 Stakeholder Matrix. At the national level, we participated in working groups and contributed financially to 13 alliances for sustainable development.

Sustainable energy

As an energy company, we develop social initiatives facilitating access to energy through renewable sources and promoting energy efficiency. In Salta, together with Fundación Solar Inti, we advanced a project for the self-construction of eco-stoves for women of the Guaraní aboriginal community of Piquirenda. In 2024, we monitored and maintained the 10 stoves and ovens delivered in 2023 and added 14 new female beneficiaries, expanding the impact to more than 400 people.

We also developed the Energy Efficiency program in Mendoza and Neuquén, training 717 teachers and students from technical schools who obtained certifications as technical energy management assistants. This program, which implemented 55 projects in 2024, achieved 28% annual energy savings and prevented the emission of 87 tCO2e. We also delivered 20 experimental boards and learning kits and carried out 144 energy efficiency actions. In Coronel Rosales, we collaborated with students and teachers from technical schools in Bahía Blanca and Monte Hermoso in the maintenance of low-power wind turbines installed in rural schools.

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Skills training and support to productive undertakings

We continued promoting the development of productive activities generating employment and social and/or environmental benefits. In Buenos Aires, 75 participants from Bahía Blanca and Ingeniero White successfully completed the ‘Good Job’ program, aimed at improving employability for people out of work or without a formal occupation, mostly aged 18-45. In La Rioja, 59 people completed the electrical installation assistant course developed together with the University of La Rioja and Fundación Voz.

To promote labor inclusion of people with disabilities, we awarded scholarships for 4 students from the Baccigalupo Foundation to receive training as sports assistants, reaching a total of 38 scholarships awarded since 2016. Moreover, we continued providing supplies to the Accervil Protected Workshop, where 42 workers with motor disabilities manufacture products. We joined the Alamesa project, promoting monthly employee meetings in its inclusive restaurant.

Through the ‘Responsible Inclusive Purchases’ program, in 2024, we organized our first business round, a business linkage meeting between social suppliers and key areas of the Company and other companies. We organized 16 trade fairs in Salta, Mendoza, Santa Fe, Neuquén and Buenos Aires with the participation of 30 social undertakings.

Enhancement of local organizations

In Salta, together with Pata Pila, we provided baking workshops for 27 women and support to the Guaraní community of Piquirenda Viejo with talks on trades and bromatology. Since 2021, we have strengthened the women’s network in this community through workshops on building a healthy community, gender perspective and rights, childhood, adolescence and families.

We are founding partners of the Foundations and Companies Group (GDFE)’s Public-Private Lab, which seeks to accelerate collaboration between governments, companies and civil society organizations. The lab currently operates in 18 cities, involving more than 130 institutions.

In Bahía Blanca, we support the Bahía Network to promote public-private articulation. In 2024, we supported 83 organizations with work networks’ strengthening training. In addition, after the storm at the end of 2023, we allocated resources to the reconstruction of 3 local clubs and donated 26,500 kg of food.

In the City of Buenos Aires, we continued supporting the Social Economy Development Fund (Fondo de Desarrollo de Economía Social, FONDES), advancing financing alternatives for undertakings in low-income neighborhoods and cooperatives.

9.3	Pampa’s volunteering program

At Pampa, we consider that our teammates are our main asset, and we are responsible for creating shared value in the communities where we develop our operations. We currently have 10 active Volunteering Committees made up of 121 members, who meet periodically to define activities and action plans in coordination with local strategic partners. In 2024, we fostered 27 actions, with more than 1,300 participants and 11,000 hours dedicated to solidarity activities.

Professional volunteering

We encourage our teammates to contribute their specific skills and knowledge to social causes, projects and organizations. Aiming to contribute to educational training based on knowledge of our production processes and facilities, in 2024, we performed 81 visits to 12 assets under the ‘Open Doors’ program, with the participation of more than 1,800 students and teachers in Buenos Aires, Mendoza, Salta, Santa Fe, La Rioja and Neuquén. As previously mentioned, under ACAP, 29 volunteers from the Pampa Building shared their knowledge and experience, and 171 volunteers collaborated in high school and university internships at our assets.

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In 2024, together with the QHSE team, we provided training on environmental management, tree planting and environmental care to more than 1,900 young people in Mendoza, Neuquén, Salta, Santa Fe and Buenos Aires. In Santa Fe, we trained students in first aid and safety.

Annual campaigns

In 2024, we performed 5 editions of the Blood Donation Drive in the City of Buenos Aires, Salta and Neuquén in partnership with local organizations, reaching 129 actual donations, with an impact on 516 lives.

We conducted ‘Empezamos con Todo’ (A Sound Start), a school supplies and toys drive reaching 786 children and young people, and ‘Nos Juntamos Contra el Frío’ (Together against Cold Weather) during the winter in Salta, Buenos Aires and Mendoza, collecting warm clothing and non-perishable food for 9 organizations supporting more than 1,000 people in vulnerable situations. We also celebrated Children’s Month with workshops and recreational activities in Neuquén, Bahía Blanca (in partnership with the organization Deportes y Valores), Santa Fe (together with Hogar ANIDE) and Zárate (together with Casa de Abrigo).

Finally, 366 teammates from all assets joined the annual Solidarity Christmas Eve campaign during November and December, assembling 1,300 bags with food and gifts for families from more than 35 organizations in the communities where we operate.

Sessions and projects with a social and community impact

In General Güemes, under the TEA project, 15 volunteers began to manufacture inclusive games to promote creativity and visibility for the Monseñor Tavella School, which will be delivered in 2025. In Piquirenda, we completed the refunctionalization of the community soccer field, started in 2023, crowning it with a soccer tournament with the participation of 10 volunteers. In Zárate, we improved the infrastructure of school No. 25. We received donations from a group of knitters at the Pampa Building for the Dr. Oscar Allende Maternity and Children’s Hospital and Hogar Anide, where volunteers also assisted in painting the facilities. In Marcos Paz, 21 volunteers created an educational orchard at Primary School No. 4 La Colorada.

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10.	Information technology

During 2024, we reinforced our cybersecurity capabilities, expanding our protection of digital assets and improving our response to potential incidents based on the international NIST CSF 2.0 framework. We published a new General Information Security Policy with stronger guidelines for access, identity and liability management.

We carried out the SAP S4/HANA project, implementing functionalities defined jointly with the business areas, adopting the global best practices proposed by SAP, and including innovative solutions such as Group Reporting and mobile applications. Its benefits include process simplification, reduced maintenance costs, improved user experience and a solid foundation for future innovations.

In the corporate area, we launched the work permits digitalization and adopted agile cells to accelerate the delivery of digital solutions for the QHSE area and the businesses. In human resources, we migrated payroll settlement processes to an outsourced service, ensuring operational continuity and data traceability, and implemented Qualtrics to optimize the experience of employees and candidates.

In the E&P business, we implemented a real-time monitoring system for drilling operations, reducing risks and operating costs. We upgraded OpenWells well management software to optimize engineering and design tools. We introduced mobile solutions for corrosion management, CO2 venting and production network modeling.

In the Power Generation business, we developed an income loss analysis dashboard, allowing us to identify improvement opportunities with information from CAMMESA and our control systems. We continued developing information analysis solutions in real-time and machine learning to monitor generators, rotating equipment and transformers. We also implemented a fallen person detection solution, a significant advance for teammates’ safety.

At Petrochemicals, we focused on maintaining reliability levels and goals, besides expanding access control and video surveillance solutions in the plants.

Regarding infrastructure, we migrated the corporate domain to Pampa.com, standardized usernames, and renewed technology to reduce obsolescence and improve performance, such as network modernization, telephone exchange systems and platforms such as PI, OpenWells and Zafiro. We also expanded cellular, WiFi and CCTV coverage at our assets.

Finally, to enhance advanced data management and analytics, we deployed the AWS/Databricks datalakehouse and AI platform, establishing the methodological and execution framework for advanced solutions.

Pampa Energía ● 2024 Annual Report ● 66

11.	Quality, health, safety and environment

At Pampa, we maintain a firm commitment to developing our businesses with the highest quality, safety, environmental and labor health standards for the sake of personal welfare, environmental care and energy efficiency, aligned with sustainable development and future generations’ needs.

Our Integrated Management Policy incorporates essential principles for health and safety, environmental protection, efficient use of energy and natural resources, and our operations’ reliability. This approach includes ten management principles serving as a guide for agile and effective implementation.

In 2024, we launched the Cultural Evolution Program in QHSE, structured around leadership, learning, communication and participation. Management initiatives in all operations complemented this program, promoting cultural evolution to achieve operational excellence and consolidate our position as a sustainable company. In 2024, the Program had 14 initiatives, achieving more than 93% progress.

11.1	Management quality

We have adopted international standards such as ISO and the Argentine National Quality Award model to advance continuous improvement. Tools used include the operational Risk Management Matrix (RMM), the QHSE performance cycle, certified management systems administration and daily management quality.

To reduce the risks inherent in our operations, we apply the RMM through cycles evaluating all our assets, the last one conducted in 2023. In 2024, we made progress in mitigating the major risks detected, achieving 66% progress. Moreover, at Power Generation, we obtained the National Quality Award in digital transformation management, a valuable recognition of leadership, management and results in this field.

We have maintained ISO 9001 (Quality Management), 14001 (Environmental Management) and 45001 (Occupational Health and Safety) certifications in all the businesses, and ISO 55001 (Asset Management) in all power plants, expanding reach to Rincón de Aranda, PEA and PEPE 6. We improved QHSE applications, automated indicators and reinforced QHSE training through digital and face-to-face platforms.

With ‘Conecta,’ our corporate platform, we disseminated more than 150 communications on QHSE, best practices, drills, team recognition, and health and environmental campaigns. We strengthened the ‘Un Aplauso’ program, recognizing outstanding reliability, safety, environment, health and energy efficiency initiatives.

Since 2013, we have participated in the annual national meeting of the Argentine Society for Continuous Improvement (Sociedad Argentina Pro-Mejoramiento Continuo, SAMECO). In its 29th annual meeting, we presented the work: ‘Optimization of predictive maintenance in hydraulic turbo group braking systems’ by HINISA.

11.2	Health and safety

In 2024, we reinforced safety with training in accident investigation and application improvements. We integrated FIELD, which we use to survey improvement opportunities, with our Integrated Findings and Improvements Systems (SIHAM). We developed a new scope analysis application to disseminate and analyze anomalies in all our assets, promoting organizational learning. Besides, new strategic initiatives were continued and developed:

•	Field control verifies preventive practices by asset leaders and their reports and is complemented with preventive behavioral observations.
•	Services procurement management, aligning QHSE requirements with the Integrated Management Policy and its subsequent performance evaluation.

Pampa Energía ● 2024 Annual Report ● 67

•	Process risk management training, adopting the Occupational Safety and Health Administration (OSHA) model, to be implemented in 2025.
•	Work permits digitalization, integrated with the SAP platform, ensuring security and operational needs. Implementation is planned for the end of 2025.
•	Golden Rules Redesign to foster a safety culture supported by participatory and reflective campaigns.
•	Industrial hygiene: improved hygiene, chemical, physical and ergonomic risk maps.
11.3	Environment

We have been members of the United Nations Global Compact since 2019. We have participated again in the ‘Connecting Companies with the SDG’ program, organized by CEADS and EY Argentina, focused on consolidating the role of companies in the 2030 Agenda. We presented several initiatives contributing to SDG 7: ‘Ensuring access to affordable, reliable, sustainable and modern energy.’

In addition, in 2024, we conducted CO2 emission reduction studies on venting and carbon capture in our reservoirs, as well as leak detection with infrared cameras for rapid maintenance. In addition, under the ISO 14064-1 requirements, we began working on a carbon neutrality strategy and continued with the scope 3 emissions inventory, including emissions from waste generated by our operations, business travel and employee commuting. We also completed a current and potential water risk assessment at each of our assets and developed the biodiversity baseline for CTB, CTIW, CTEB, CTGEBA and CTPP.

At the corporate level, the Pampa Building was recognized with the ‘Sustainability Eco Seal’ granted by the Government of the City of Buenos Aires, and we completed CDP’s climate change, water security, biodiversity and plastics surveys.

11.4	Response to emergency

In 2024, we conducted periodic drills to promote established practices and respond to emergencies quickly and efficiently. We also completed an analysis to align all sites with the corporate contingency and operations management standards. We conducted field risk analyses and incident command system training, strengthening our response capacity in cooperation with local agencies.

11.5	Labor health

Our health management prioritizes risk reduction and our teammates’ overall well-being. In 2024, we continued conducting annual medical examinations, training programs and more than 8,600 tests under the Policy on Alcohol, Drugs and Psychoactive Substances, maintaining our certification with SEDRONAR as a healthy work environment.

We continued with our Cardioprotection program, providing training in Cardiopulmonary Resuscitation (CPR) and first aid. We conducted vaccination campaigns that reached more than 1,000 people. Additionally, we held workshops on mental health, stress management and disease prevention.

Finally, Pampa is a blood-donation-friendly company. In 2024, together with the Pampa Foundation, we continued promoting voluntary blood drives among our teammates. In addition, we have a breastfeeding space at the Pampa Building.

Pampa Energía ● 2024 Annual Report ● 68

12.	The fiscal year’s results

Pampa, Argentina’s leading independent and energy-integrated company, focuses its business on the country’s electricity and gas value chains.

Through its activities, subsidiaries and stakes in joint businesses and associates, and based on the business nature, customer portfolio and risks involved, we have identified the following business segments:

•	Oil and gas, mainly consisting of the Company’s interests in oil and gas blocks, as well as stakes in CISA (until its corporate reorganization in 2024) and Oldelval,
•	Power generation, mainly consisting of the Company’s direct and indirect interests in CTBSA, HINISA, HIDISA, Manuel Belgrano Thermal Power Plant, José de San Martín Thermal Power Plant and its power generation activities through the power plants CTG, CPB, CTP, CTLL, CTGEBA, CTPP, CTIW and EcoEnergía, the wind farms PEPE 2, PEPE 3, PEPE 4, VAR and PEPE 6, and the HPPL dam,
•	Petrochemicals, comprising styrene and the catalytic reformer unit’s operations, developed in plants in Argentina, and
•	Holding and others, mainly consisting of financial investment transactions, holding activities, and interests in joint businesses CITELEC (Compañía Inversora en Transmisión Eléctrica Citelec S.A. in Spanish) and CIESA (Compañía de Inversiones de Energía S.A. in Spanish) and their respective subsidiaries holding the concession over the high voltage electricity transmission nationwide and gas transportation in the south of the country, respectively, as well as the Company’s stakes in OCP and Enecor. The segment’s results include the consolidation of OCP from August 30, 2024, to November 29, 2024, the concession’s expiration date.

Pampa Energía ● 2024 Annual Report ● 69

12.1	Consolidated income statement by segment in the fiscal year 2024 (US$ million)
Consolidated profit and loss information	Oil and gas	Generation	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2024)
Sales revenue	623	672	516	65	-	1,876
Local market sales	515	669	326	65	-	1,575
Foreign market sales	108	3	190	-	-	301
Intersegment sales	107	-	-	-	(107)	-
Cost of sales	(515)	(367)	(487)	(17)	107	(1,279)

Gross profit	215	305	29	48	-	597

Selling expenses	(58)	(3)	(13)	-	-	(74)
Administrative expenses	(82)	(52)	(7)	(98)	-	(239)
Exploration expenses	(21)	-	-	-	-	(21)
Other operating income	87	35	41	12	-	175
Other operating expenses	(28)	(14)	(7)	(39)	-	(88)
Impairment of PPE, intangible assets & inventories	(34)	-	-	-	-	(34)
Impairment of financial assets	(10)	(46)	-	-	-	(56)
Income from the sale of associates	-	-	-	34	-	34
Results for participation in joint businesses and associates	-	(21)	-	167	-	146
Operating income	69	204	43	124	-	440

Financial income	2	8	21	1	-	32
Financial expenses	(96)	(53)	(3)	(33)	-	(185)
Other financial results	(11)	183	7	32	-	211
Financial results, net	(105)	138	25	-	-	58

Profit before income tax	(36)	342	68	124	-	498

Income tax	31	119	4	(33)	-	121

Profit of the fiscal year	(5)	461	72	91	-	619

Attributable to:
Owners of the Company	(5)	461	72	91	-	619
Non-controlling interests	-	-	-	-	-	-

Consolidated statement of financial position	Oil and gas	Generation	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2024)
Total assets	1,918	3,155	173	1,116	(17)	6,345
Total liabilities	1,583	857	109	518	(17)	3,050

Pampa Energía ● 2024 Annual Report ● 70

12.2	Consolidated income statement by segment in the fiscal year 2023 (US$ million)

Consolidated profit and loss information	Oil and gas	Generation	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2023)
Sales revenue	563	648	507	14	-	1,732
Local market sales	402	648	359	14	-	1,423
Foreign market sales	161	-	148	-	-	309
Intersegment sales	103	-	-	-	(103)	-
Cost of sales	(412)	(354)	(444)	-	103	(1,107)

Gross profit	254	294	63	14	-	625

Selling expenses	(49)	(2)	(15)	-	-	(66)
Administrative expenses	(74)	(50)	(6)	(55)	-	(185)
Exploration expenses	(7)	-	-	-	-	(7)
Other operating income	86	75	13	3	-	177
Other operating expenses	(32)	(27)	(7)	(22)	-	(88)
Impairment of intangible assets & inventories	(38)	-	(3)	2	-	(39)
Impairment of financial assets	-	-	-	-	-	-
Results for participation in joint businesses and associates	-	(18)	-	16	-	(2)
Profit from sale of companies´ interest	-	-	-	9	-	9

Operating income	140	272	45	(33)	-	424

Financial income	2	2	-	7	(6)	5
Financial expenses	(203)	(119)	(3)	(45)	6	(364)
Other financial results	(15)	280	15	278	-	558
Financial results, net	(216)	163	12	240	-	199

Profit before income tax	(76)	435	57	207	-	623

Income tax	29	(225)	(27)	(95)	-	(318)

Proft of the fiscal year	(47)	210	30	112	-	305

Attributable to:
Owners of the Company	(47)	207	30	112	-	302
Non-controlling interests	-	3	-	-	-	3

Consolidated statement of financial position	Oil and gas	Generation	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2023)
Total assets	1,396	2,684	157	631	(146)	4,722
Total liabilities	1,213	729	137	376	(146)	2,309

Pampa Energía ● 2024 Annual Report ● 71

12.3	Income statement analysis for the fiscal year ended December 31, 2024, compared to the fiscal year ended December 31, 2023

Consolidated net sales revenues of US$1,876 million in the fiscal year ended December 31, 2024, 8% higher than the US$1,732 million recorded in fiscal year 2023. The following increases were recorded: 364% in holding and others (US$51 million), 10% in oil and gas (US$64 million), 4% in power generation (US$24 million) and 2% in petrochemicals (US$9 million), partially offset by lower intersegment eliminations (US$4 million).

Consolidated cost of sales of US$1,279 million for the fiscal year ended December 31, 2024, 16% higher than US$1,107 million for the fiscal year 2023. The following increases were recorded: 25% in oil and gas (US$103 million), 10% in petrochemicals (US$43 million) and 4% in power generation (US$13 million), partially offset by lower intersegment eliminations of US$4 million.

Consolidated gross income of US$597 million for the fiscal year ended December 31, 2024, 4% lower than the US$625 million recorded in fiscal year 2023. We recorded decreases of 54% in petrochemicals (US$34 million), 15% in oil and gas (US$39 million), partially offset by a 243% increase in holding and others (US$34 million) and 4% in power generation (US$11 million).

Consolidated operating profit of US$440 million for the fiscal year ended December 31, 2024, 4% higher compared to US$424 million for the fiscal year 2023. We recorded a 476% increase in holding and others (US$157 million), partially offset by decreases of 51% in oil and gas (US$71 million), 25% in power generation (US$68 million) and 4% in petrochemicals (US$2 million).

Net financial results represented a profit of US$58 million for the fiscal year ended December 31, 2024, against US$199 million losses in the fiscal year 2023, mainly explained by higher net losses of US$240 million in holding and others, US$25 million power generation, partially offset by higher profits of US$111 million in oil and gas and US$13 million in petrochemicals.

Consolidated profit of US$619 million for the fiscal year ended December 31, 2024, totally attributable to the Company’s shareholders, 105% higher than the US$302 million consolidated profit attributable to the Company’s shareholders in fiscal year 2023, explained by higher profit of 140% in petrochemicals (US$42 million), 123% in power generation (US$254 million) and lower losses of 89% in oil and gas (US$42 million), partially offset by reductions of 19% in holding and others (US$21 million).

Pampa Energía ● 2024 Annual Report ● 72

Oil & gas segment

Oil & gas segment, consolidated Figures in US$ million	Fiscal year
	2024	2023	∆%
Sales revenue	730	666	+10%
Local market sales	622	505	+23%
Foreign market sales	108	161	-33%
Cost of sales	(515)	(412)	+25%

Gross profit	215	254	-15%

Selling expenses	(58)	(49)	+18%
Administrative expenses	(82)	(74)	+11%
Exploration expenses	(21)	(7)	+200%
Other operating income	87	86	+1%
Other operating expenses	(28)	(32)	-13%
Impairment of PPE and inventories	(34)	(38)	-11%
Impairment of financial assets	(10)	-	NA

Operating income	69	140	-51%

Finance income	2	2	-
Finance costs	(96)	(203)	-53%
Other financial results	(11)	(15)	-27%
Financial results, net	(105)	(216)	-51%

Profit before tax	(36)	(76)	-53%

Income tax	31	29	+7%

Net income for the period	(5)	(47)	-89%

Sales from the oil and gas segment reached US$730 million in the fiscal year ended December 31, 2024, representing a 10% increase compared to US$666 million in the fiscal year ended December 31, 2023. This variation is mainly explained by the growth in gas production, driven by Plan Gas round 4.2, in which we were awarded a maximum fixed volume of 4.8 million m3 to be evacuated through the GPM and lower temperatures compared to 2023, partially offset by lower prices and export volumes to Chile and industries.

The average sales price for natural gas was US$3.7/MBTU for the fiscal year ended December 31, 2024, 12% lower than the US$4.2 recorded for the fiscal year ended December 31, 2023, mainly explained by the decline in exports and lower industrial demand. The average sales price of oil was US$70.2/bbl for the fiscal year ended December 31, 2024, 6% higher than the US$66.2/bbl for the year ended December 31, 2023, explained by the increase in Brent’s international price. The following table shows the oil and gas segment’s production and sold volume:

	For the fiscal year ended December 31,
	2024	2023
Production
Oil (k bbl/day)	4.8	4.8
Gas (k m3/day)	12,478	10,296
Total (k boe/day)	78.2	65.4

Sales
Oil (k bbl/day)	5.0	5.0
Gas (k m3/day)	12,468	10,274
Total (k boe/day)	78.3	65.5

Note: Production in Argentina.

Cost of sales from the oil and gas segment increased by 25%, to US$515 million, for the fiscal year ended December 31, 2024, compared to US$412 million for the fiscal year ended December 31, 2023, mainly due to increased PPE depreciation, higher royalty charges in line with the increase in sales volumes, and higher maintenance and contractor costs in line with the rise in gas activity.

Pampa Energía ● 2024 Annual Report ● 73

Gross income from the oil and gas segment decreased by 15%, recording profits of US$215 million for the fiscal year ended December 31, 2024, compared to US$254 million for the fiscal year ended December 31, 2023. This variation is explained by higher costs and lower gas selling prices, partially offset by higher volumes of gas sold. Additionally, the gross margin on sales decreased to 29% in the fiscal year ended December 31, 2024, compared to 38% in the fiscal year ended December 31, 2023.

The oil and gas segment selling expenses increased to US$58 million in the fiscal year ended December 31, 2024, compared to US$49 million in the fiscal year ended December 31, 2023, mainly due to higher gas transportation costs and taxes, in line with the higher volumes of gas sold.

Administrative expenses from the oil and gas segment increased to US$82 million for the fiscal year ended December 31, 2024, compared to US$74 million for the fiscal year ended December 31, 2023, mainly explained by higher labor costs, exceeding the AR$ depreciation, along with fees and compensation for services.

Oil and gas segment exploration expenses recorded a US$21 million loss in the fiscal year ended December 31, 2024, due to unproductive wells in Rincón del Mangrullo, compared to a loss of US$7 million for the fiscal year ended December 31, 2023, explained by the reversal of Rio Atuel block.

Other net operating income and expenses from the oil and gas segment recorded a US$59 million profit in the fiscal year ended December 31, 2024, compared to US$54 million in the fiscal year ended December 31, 2023. This variation corresponds mainly to higher commercial interests and the result from the sale of the Gobernador Ayala block, partially offset by lower Plan Gas income.

The oil and gas segment recorded PPE impairment charges of US$34 million in the fiscal year ended December 31, 2024, compared to US$38 million in the same period of 2023, in Rincón del Mangrullo and El Tordillo/La Tapera blocks. These impairments are the result of the recoverable value of the areas, as our current strategy prioritizes investments in the development and exploitation of unconventional oil and gas reserves.

The impairment of financial assets from the oil and gas segment recorded a US$10 million loss for the fiscal year ended December 31, 2024. In contrast, no charges were recorded for the fiscal year ended December 31, 2023. This variation is explained by an impairment of US$8 million over trade receivables with CAMMESA and US$2 million on Plan Gas receivables, recorded considering the market value of the financial instruments received in accordance with the cancellation methodology established in Res. SE No. 58/24 and in Note NO-2024-54277417-APN-SE#MEC, respectively.

The oil and gas segment operating income decreased by US$71 million, a 51% decrease, to a profit of US$69 million for the fiscal year ended December 31, 2024, compared to US$140 million for the fiscal year ended December 31, 2023.

The operating margin on sales for the fiscal year ended December 31, 2024, decreased to 9%, compared to 21% for the fiscal year ended December 31, 2023.

The oil and gas segment’s net financial results recorded a loss of US$105 million for the fiscal year ended December 31, 2024, compared to a loss of US$216 million reported in the fiscal year ended December 31, 2023. The improvement was mainly due to lower financial interest, partially offset by lower gains in the fair value of financial instruments.

The oil and gas segment recorded an income tax benefit of US$31 million for the fiscal year ended December 31, 2024, compared to a US$29 million benefit for the fiscal year ended December 31, 2023, mainly due to the non-cash credit for deferred income tax, as inflation was higher than the AR$ devaluation during 2024.

The oil and gas segment recorded a US$5 million loss for the fiscal year ended December 31, 2024, compared to a loss of US$47 million for the fiscal year ended December 31, 2023, both fully attributable to the Company’s shareholders.

Pampa Energía ● 2024 Annual Report ● 74

Power generation segment

Power generation segment, consolidated Figures in US$ million	Fiscal year
	2024	2023	∆%
Sales revenue	672	648	+4%
Cost of sales	(367)	(354)	+4%

Gross profit	305	294	+4%

Selling expenses	(3)	(2)	+50%
Administrative expenses	(52)	(50)	+4%
Other operating income	35	75	-53%
Other operating expenses	(14)	(27)	-48%
Impairment of financial assets	(46)	-	NA
Results for participation in joint businesses	(21)	(18)	+17%

Operating income	204	272	-25%

Finance income	8	2	+300%
Finance costs	(53)	(119)	-55%
Other financial results	183	280	-35%
Financial results, net	138	163	-15%

Profit before tax	342	435	-21%

Income tax	119	(225)	NA

Net income for the period	461	210	+120%
Attributable to owners of the Company	461	207	+123%
Attributable to non-controlling interests	-	3	-100%

Sales from the power generation segment increased by 4% to US$672 million, in the fiscal year ended December 31, 2024, compared to US$648 million in the fiscal year ended December 31, 2023. This variation is mainly explained by (i) an increase in renewable power generation due to the commissioning of PEPE 4 in June 2023 and the gradual commissioning of PEPE 6 in 2024; (ii) the increase in spot energy AR$ prices, which was higher than the AR$ depreciation; and (iii) higher revenues from the recognition of own fuel due to the higher volume sold. These effects were partially offset by lower demand and prices in Energía Plus due to the decline in industrial activity, along with the divestment of Greenwind in August 2023.

During the fiscal year ended December 31, 2024, power generation increased by 4%, reaching 21,743 GWh, compared to 20,979 GWh for the fiscal year ended December 31, 2023, driven by higher dispatch from our thermal units and increased renewable power generation.

The following table shows the net generation for the power generation plants:

Pampa Energía ● 2024 Annual Report ● 75

	For the fiscal year ended December 31,
	2024			2023
In GWh	Net generation		Total sales	Net generation		Total sales
Wind
PEMC[1]	-	-	-	193	0	193
PEPE II	188	13	201	209	4	213
PEPE III	202	-0	202	204	13	217
PEPE IV	341	-	341	274	-	274
PEPE V	343	0	343	326	0	326
PEPE V	197	-2	195	-	-	-
Hydroelectric
HINISA	857	0	857	543	0	544
HIDISA	616	-0	616	361	0	361
HPPL	890	-0	890	1,060	0	1,060
Thermal
CTLL	4,754	-49	4,705	4,512	-42	4,470
CTG	303	322	625	225	322	547
CTP	59	-0	59	75	0	75
CPB	262	0	262	606	0	606
CTPP	192	-0	192	274	0	274
CTIW	145	0	145	265	-0	265
CTGEBA	7,584	459	8,043	7,548	675	8,224
EcoEnergía	70	79	150	68	78	146
CTEB[1]	4,741	-8	4,733	4,236	-1	4,236
Total	21,743	814	22,557	20,979	1,050	22,029

Note: 1 PEMC has been consolidated into Pampa from August 12, 2022, to July 16, 2023.
2 50% of equity stake.

Cost of sales increased by 4% to US$367 million in the fiscal year ended December 31, 2024, compared to US$354 million in the fiscal year ended December 31, 2023, mainly due to higher gas purchases and transportation and increased depreciation of PPE, offset by lower power purchases due to the lower volume sold.

Gross income from the power generation segment increased by 4% to US$305 million for the fiscal year ended December 31, 2024, compared to US$294 million for the fiscal year ended December 31, 2023. Additionally, the gross margin on sales was 45% in both fiscal years.

Power generation selling expenses increased to US$3 million for the fiscal year ended December 31, 2024, compared to US$2 million for the fiscal year ended December 31, 2023.

Administrative expenses from the power generation segment showed no significant changes, amounting to US$52 million for the fiscal year ended December 31, 2024, compared to US$50 million for the fiscal year ended December 31, 2023.

Other net operating income and expenses from the power generation segment decreased to a US$21 million profit for the fiscal year ended December 31, 2024, compared to a US$48 million profit for the fiscal year ended December 31, 2023, mainly due to lower commercial interests from CAMMESA in line the normalization of the payment schedule, offset by insurance recoveries in CTGEBA and PEPE 3 recorded in 2024.

The power generation segment recorded an impairment of financial assets of US$46 million for the fiscal year ended December 31, 2024, while no impairments were recorded during the fiscal year ended December 31, 2023. This variation is explained by the agreement with CAMMESA for the exceptional, temporary, and one-time payment regime established in Res. SE No. 58/24 for the unpaid transactions of the WEM corresponding to December 2023 and January 2024, which were settled with sovereign bonds valued in the local market at US$0.65 per US$1 face value, and February 2024 transaction, settled in cash. Both payments were made without recognition of accrued interest; as a result, the Company recorded a US$46 million impairment loss over CAMMESA receivables.

Pampa Energía ● 2024 Annual Report ● 76

The power generation segment results from the participation in joint businesses recorded a loss of US$21 million in the fiscal year ended December 31, 2024, compared to a loss of US$18 million in the fiscal year ended December 31, 2023. This variation is mainly explained by the impairment of PPE in CTEB, offset by the profit from the non-cash deferred income tax, as inflation was higher than the AR$ depreciation in 2024.

Power generation operating income decreased by US$68 million, or 25%, recording a US$204 million profit in the fiscal year ended December 31, 2024, compared to a US$272 million profit in the fiscal year ended December 31, 2023, mainly due to the impairment of CAMMESA receivables mentioned before, and lower commercial interests. The operating margin on sales for the fiscal year ended December 31, 2024, decreased to 30%, compared to 42% in the fiscal year ended December 31, 2023.

Power generation net financial results recorded a US$138 million profit for the fiscal year ended December 31, 2024, compared to a US$163 million loss for the fiscal year ended December 31, 2023, mainly due to lower profits from changes in the fair value of financial instruments, partially offset by lower financial interest on AR$-denominated debt and lower losses from FX differences over the AR$ monetary position.

The power generation segment recorded an income tax benefit of US$119 million for the fiscal year ended December 31, 2024, compared to a charge of US$225 million for the fiscal year ended December 31, 2023, due to the non-cash deferred income tax credit, as inflation was higher than the AR$ depreciation.

Power generation activities recorded a net profit of US$461 million for the fiscal year ended December 31, 2024, totally attributable to the Company’s shareholders, compared to a US$210 million profit for the fiscal year ended December 31, 2023, of which US$207 million corresponded to the Company’s shareholders.

Petrochemicals segment

Petrochemicals segment, consolidated Figures in US$ million	Fiscal year
	2024	2023	∆%
Sales revenue	516	507	+2%
Local market sales	326	359	-9%
Foreign market sales	190	148	+28%
Cost of sales	(487)	(444)	+10%

Gross profit	29	63	-54%

Selling expenses	(13)	(15)	-13%
Administrative expenses	(7)	(6)	+17%
Other operating income	41	13	+215%
Other operating expenses	(7)	(7)	-
Impairment of inventories	-	(3)	-100%

Operating income	43	45	-4%

Finance income	21	-	NA
Finance costs	(3)	(3)	-
Other financial results	7	15	-53%
Financial results, net	25	12	+108%

Profit before tax	68	57	+19%

Income tax	4	(27)	NA

Net income (loss) for the period	72	30	+140%

Sales from the petrochemicals segment reached US$516 million in the fiscal year ended December 31, 2024, a 2% increase compared to US$507 million in the fiscal year ended December 31, 2023, mainly due to higher octane bases volumes sold, partially offset by lower volumes sold of styrene and polystyrene.

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Total volume sold during the fiscal year ended December 31, 2024, increased by 16% compared to the fiscal year ended December 31, 2023, mainly due to higher sales of reforming products, partially offset by lower volumes of styrene and polystyrene. The following table shows sales volumes in the petrochemicals segment:

Volume sold in k ton	For the fiscal year ended December 31,
	2024	2023
Styrene & polystyrene	88	112
SBR	45	43
Reforming	336	250
Total	469	405

Cost of sales from the petrochemicals segment increased by 10%, to US$487 million, for the fiscal year ended December 31, 2024, compared to US$444 million for the fiscal year ended December 31, 2023, mainly due to higher reforming volumes and costs, partially offset by lower volumes of styrene and polystyrene.

The petrochemicals segment gross profit decreased by 54%, to US$29 million, in the fiscal year ended December 31, 2024, compared to US$63 million in the fiscal year ended December 31, 2023, mainly due to lower margins in reforming and polystyrene businesses, partially offset by higher SBR volumes sold. The gross margin on sales was 6% and 12% for the fiscal years ended December 31, 2024 and 2023, respectively.

Selling expenses from the petrochemicals segment decreased to US$13 million for the fiscal year ended December 31, 2024, against US$15 million for the fiscal year ended December 31, 2023, mainly due to lower taxes and commissions in line with the decline in local sales.

Administrative expenses from the petrochemicals segment showed no significant changes, recording US$7 million for the fiscal year ended December 31, 2024, compared to US$6 million in the fiscal year ended December 31, 2023.

Other net operating income and expenses from the petrochemicals segment recorded a profit of US$34 million for the fiscal year ended December 31, 2024, compared to US$6 million for the fiscal year ended December 31, 2023. This variation was mainly due to the reversal of the customs contingency that had been provisioned in previous years.

During the fiscal year 2024, no inventory impairment charge was recorded. In contrast, in fiscal year 2023, a US$3 million loss was recorded on SBR due to the decline in international prices.

Operating income from the petrochemicals segment decreased by 4%, reaching US$43 million for the fiscal year ended December 31, 2024, compared to US$45 million for the fiscal year ended December 31, 2023. The operating margin on sales for the fiscal year ended December 31, 2024, amounted to 8%, against 9% in the fiscal year ended December 31, 2023.

The petrochemicals segment recorded a net financial profit of US$25 million for the fiscal year ended December 31, 2024, compared to US$12 million reported in the fiscal year ended December 31, 2023. The variation was mainly due to higher interest income from the recovery of the customs contingency, partially offset by lower FX profit on the AR$ monetary position.

The petrochemicals segment recorded an income tax benefit of US$4 million for the fiscal year ended December 31, 2024, compared to a US$27 million charge for the fiscal year ended December 31, 2023, mainly due to non-taxable results.

The petrochemicals segment recorded a net profit of US$72 million for the fiscal year ended December 31, 2024, compared to US$30 million for the fiscal year ended December 31, 2023, both fully attributable to the Company’s shareholders.

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Holding and others segment

Holding and others segment, consolidated Figures in US$ million	Fiscal year
	2024	2023	∆%
Sales revenue	65	14	NA
Cost of sales	(17)	-	NA

Gross profit	48	14	+243%

Administrative expenses	(98)	(55)	+78%
Other operating income	12	3	+300%
Other operating expenses	(39)	(22)	+77%
Impairment of intangible assets	-	2	-100%
Income from the sale of associates	34	9	+278%
Results for participation in associates & joint businesses	167	16	NA

Operating income	124	(33)	NA

Finance income	1	7	-86%
Finance costs	(33)	(45)	-27%
Other financial results	32	278	-88%
Financial results, net	-	240	-100%

Profit before tax	124	207	-40%

Income tax	(33)	(95)	-65%

Net income for the period	91	112	-19%

Sales from the holding and others segment increased by 364%, reaching US$65 million and US$14 million during fiscal years ended December 31, 2024 and 2023, respectively, explained by the consolidation of OCP, effective as of August 30, 2024, including oil transportation activity until the end of the concession on November 29, 2024.

Sales costs for the holding and others segment amounted to US$17 million for the fiscal year ended December 31, 2024, entirely attributable to the consolidation of OCP, effective as of August 30, 2024, including oil transportation activity until the end of the concession on November 29, 2024.

The gross profit of the holding and others segment was US$48 million and US$14 million for the fiscal years ended December 31, 2024 and 2023, respectively, due to the consolidation of OCP, effective as of August 30, 2024, including oil transportation activity until the end of the concession on November 29, 2024.

Administrative expenses from the holding and others segment increased to US$98 million for the fiscal year ended December 31, 2024, compared to US$55 million for the fiscal year ended December 31, 2023, mainly due to higher compensation agreement charges driven by better stock performance, as well as fees and remuneration for advisory services.

Other net operating income and expenses from the holding and others segment recorded a US$27 million loss for the fiscal year ended December 31, 2024, compared to a US$19 million loss for the fiscal year ended December 31, 2023. This variation is mainly explained by the charges for contingency provision recorded in 2024.

No impairment charges were recorded for intangible assets in the holding and others segment during the fiscal year 2024, while a recovery of US$2 million was recorded for the fiscal year ended December 31, 2023.

The results from the sale of participation in the holding and others segment recorded a US$34 million profit in the fiscal year ended December 31, 2024, compared to a US$9 million profit in the fiscal year ended December 31, 2023, due to the sale of 0.76% of our stake in TGS during 2024.

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The profit for participation in associates and joint businesses in the holding and others segment amounted to US$167 million for the fiscal year ended December 31, 2024, compared to US$16 million for the fiscal year ended December 31, 2023. This variation is mainly explained by higher profits from the stakes in CIESA and CITELEC, amounting to US$97 million due to the increase in tariffs in their regulated business, and OCP, amounting to US$54 million, mainly due to the acquisition of additional shares in OCP’s capital stock.

Operating results from the holding and others segment recorded a US$124 million profit for the fiscal year ended December 31, 2024, compared to a US$33 million loss for the fiscal year ended December 31, 2023.

Net financial results from the holding and others segment recorded a US$240 million profit for the fiscal year ended December 31, 2023, mainly due to higher net FX profits resulting from the devaluation over tax payables, while no charges were recorded for the fiscal year ended December 31, 2024.

The holding and others segment recorded a lower income tax charge, which amounted to US$33 million for the fiscal year ended December 31, 2024, compared to US$95 million for the fiscal year ended December 31, 2023, mainly due to lower pre-tax earnings.

The holding and others segment recorded a profit of US$91 million for the fiscal year ended December 31, 2024, compared to a US$112 million profit for the fiscal year ended December 31, 2023, both fully attributable to the Company’s shareholders.

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13.	Dividend policy

To establish a clear, transparent and consistent practice allowing shareholders to make informed decisions, all of this in consonance with the Company Bylaws and the applicable legal and regulatory framework in force, the Company has implemented a Dividend Policy setting the guidelines to maintain a proper balance between distributed amounts and Pampa’s investment plans.

Annually, the Board of Directors prudently assesses the possibility of paying dividends to shareholders within each fiscal year, analyzing the economic circumstances prevailing at the time with particular attention.

In fiscal year 2025, we do not plan to pay cash dividends on our ordinary shares or ADS. All available funds and profits will be retained to apply them to the operation and expansion of our businesses, further strengthening Pampa’s operating capacity and strategic position in the Argentine energy market.

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14.	The Board’s proposal

Results for the fiscal year recorded profits of AR$564,587 million, which, added AR$201,486 million of FX translation differences, amounted to AR$766,073 million of retained earnings as of December 31, 2024. Consequently, the Board unanimously resolves to propose to the Shareholders’ Meeting that the sum of AR$766,073 million be allocated to the voluntary reserve.

In this sense, the Company is not planning to pay dividends to retain all funds and apply them to and/or have them available for:

i.	Driving our businesses’ operation and expansion through key investments, both ordinary and extraordinary. This includes continued oil and gas exploration and production in Vaca Muerta, particularly in Rincón de Aranda, as well as equity commitments in the projects we are part of;
ii.	Maximizing investment opportunities that can foster significant growth, business expansion and generation of strategic synergies;
iii.	Taking the necessary measures to safeguard the Company shareholders’ interests and investment value given the current market volatility scenario.

All of this is in line with the Company’s Dividend Policy.

Finally, we would like to express our gratitude to everyone who has shaped Pampa Energía into the largest independent integrated energy company in Argentina. To all of them, shareholders who rely on us, advisors, customers and suppliers, a warm vote of thanks.

City of Buenos Aires, March 5, 2025.

THE BOARD OF DIRECTORS

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Appendix I: Corporate Governance Report

The Board has drawn up the following report on the degree of application of the principles set out in the Code of Corporate Governance for the fiscal year ended December 31, 2024, under the CNV Rules (Section 1, Title I, Chapter I of Part IV), as restated in 2013 and amended by CNV General Res. No. 797/19.

A.	The Board of Directors functions

Principles

i.	The Company must be led by a professional and qualified Board of Directors, which will be in charge of laying the necessary foundations to guarantee the Company’s sustainable success. The Board is the guardian of the Company and all its shareholders’ interests.
ii.	The Board will be responsible for determining and promoting the corporate culture and values. In its actions, the Board should ensure compliance with the highest standards of ethics and integrity based on the Company’s best interests.
iii.	The Board will be responsible for pursuing a strategy inspired by the Company’s vision and mission that is aligned with its values and culture. The Board will constructively engage with the management to ensure the proper development, execution, monitoring and modification of the Company’s strategy.
iv.	The Board will exercise permanent control and supervision over the Company’s management, ensuring that it takes measures towards implementing the strategy and the business plan approved by the Board.
v.	The Board will have the necessary mechanisms and policies to exercise its duties and those of each of its members efficiently and effectively.
1.	The Board of Directors generates an ethical working culture and sets out the Company’s vision, mission and values.

The Code of Conduct, approved by our Board, establishes an organizational culture based on Pampa’s vision, mission and values. The Code defines the principles guiding daily actions and strategic decisions by all Pampa’s members. Values such as honesty, transparency, respect for diversity, community, and commitment to the environment are fundamental pillars that promote teamwork and operational excellence in the environment15. To ensure compliance with these principles, Pampa has an Ethics Committee entrusted with proactively ensuring corporate integrity. In addition, the Policy against fraud, corruption and other irregularities, approved by the Board, reaffirms transparency and ethics as cornerstones of business management and sustainable growth, prohibiting any in-company conduct contravening the principles and values defined in our Code of Conduct. Consequently, the Company applies the recommended practice.

2.	The Board of Directors sets the Company’s general strategy and approves the management’s strategic plan. In doing so, the Board considers environmental, social and corporate governance factors. The Board of Directors oversees its implementation using key performance indicators and considers the Company and all its shareholders’ best interests.

The Board of Directors defines Pampa’s strategy and is responsible for approving the annual budget considering various indexes, factors, risks and projections analyzed by management, as well as ESG aspects detailed in the Annual Sustainability Report. This budget guides all sectors’ activities over the next fiscal year, which is in line with Pampa’s strategy. The executive financial department draws up and oversees compliance with that strategy and budget.

15 For further information, see Practices 22 and 23 in Appendix I to this Annual Report.

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In 2024, the Company completed the installation of all PEPE 6’s wind turbines and civil works and obtained the commercial commissioning of the 31 Vestas wind turbines, adding a 140-MW capacity. This project, which required an over US$250 million investment, increased Pampa’s wind power capacity to 427 MW, consolidating its position as one of the country’s leading renewable energy generators. It is worth highlighting that the investment was partly funded through different financings qualified as green, reflecting the Board and the Company’s commitment to financing sustainable projects and the country’s energy matrix diversification, besides exemplifying how the Board integrates different factors in making decisions, aligning them with the Company’s overall strategy.

3.	The Board oversees the management and ensures that it develops, implements and maintains a proper internal control system with clear reporting lines.

Pampa evaluates the effectiveness of internal controls over financial information based on the Internal Control-Comprehensive Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In this sense, the Board approved Pampa’s organizational chart, which includes (i) an internal control team that supports process leaders in their design and monitors the observations arising from the assessment; (ii) an internal audit team that evaluates the defined controls’ effectiveness and design; (iii) process leaders that ensure the controls’ effectiveness and updates; and (iv) periodic presentations on progress and process assessments to the Audit Committee, the CEO and the CFO.

The Audit Committee, which is made up of independent directors, is responsible for overseeing the internal control system. At least quarterly, reports on relevant events and management indicators are presented to the Board, allowing the Company to know the results achieved and evaluate its performance. In addition, constant interaction is encouraged between the Board of Directors and management, with the participation of different areas to address specific questions and ensure monitoring of the year’s objectives. This interaction, enriched by the Board members’ qualifications and experience, facilitates open and sincere discussions on management.

Lastly, Pampa implements various initiatives to strengthen internal control, such as the Integrity Program (Practice 23), the Code of Conduct (Practices 1, 22 and 23), the Policy against fraud, corruption and other irregularities (Practices 1 and 23), a whistleblower channel to report suspected misconduct (Practice 23), the Clawback Policy, the Corporate Governance policies described in the Annual Report and this Appendix, and corporate risk management (Practice 17), among others.

4.	The Board of Directors designs the corporate governance structure and practices, appoints the responsible person for their implementation, monitors their efficiency, and suggests changes if necessary.

The Board approves the corporate governance policies and oversees their implementation and effectiveness, as described in Practice 1. In this sense, management periodically reviews the existing policies and advises the Board on the need to review, update and/or modify them. In recent years, the Board of Directors has approved and/or updated several policies, such as the Policy against Fraud, Corruption and other Irregularities, Best Security Trading Practices, Related-Party Transactions, Material Information Disclosure, Compensation, Nomination, Dividends and Integrated Management.

In addition, the Board of Directors regularly monitors the operation of the Company’s Integrity Program and evaluates the need to have specific committees to implement different policies. If a committee is not required, the Board delegates its implementation and control to the corresponding area. In this way, the Company applies the recommended practice.

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5.	The Board’s members have enough time to exercise their duties professionally and efficiently. The Board and its Committees have clear and formalized rules for their operation and organization, which are disclosed on the Company’s website.

Board members devote exclusive time to management analysis and monitoring, supported by detailed pre-meeting information for efficient and informed decision-making. Likewise, the participation of some directors in executive functions facilitates daily contact with the administration, leveraging understanding and monitoring of daily operations.

Our Nomination Policy ensures that criteria such as independence, diversity, age, skills, experience, business and industry knowledge, as well as possible incompatibilities are considered when selecting Board nominees, thus guaranteeing a diverse composition.

Moreover, the Board and its Committees (Audit, Compensation and Nomination) have internal rules available on our website, regulating their functions, responsibilities and meetings, ensuring the application of the recommended practice.

B.	Board of Directors Chair and Corporate Secretary’s Office

Principles

vi.	The Board’s Chair is responsible for overseeing compliance with the Board’s duties and leading its members. The Chair should generate a positive working dynamic, promote constructive engagement by its members, and ensure that the members have all the elements and information necessary for decision-making. This also applies to the committees’ Chairs regarding their functions.
vii.	The Board’s Chair will lead processes and establish structures seeking Board members’ commitment, objectivity and competence, and the best possible performance of the body as a whole and its evolution according to the Company’s needs.
viii.	The Board’s Chair will ensure that the entire Board of Directors is engaged in and responsible for the General Manager’s succession.
6.	The Board’s Chair is responsible for adequately organizing Board meetings, preparing the agenda, ensuring collaboration among the other members, and guaranteeing that they receive the necessary materials with sufficient time to participate in meetings efficiently and well-informedly. Each Committee’s Chair has the same responsibilities for their meetings.

The Company applies the recommended practice since it has a Corporate Secretary’s Office responsible for convening and coordinating the Board and its Committees’ meetings, as established in the Board of Directors’ Rules and Regulations. Meetings are conducted as per current regulations and with the necessary documentation for prior analysis. The complete process is always performed under the supervision of the Board’s Chair and the respective Committees16.

16 For further information, see Practice 9 in Appendix I to this Annual Report.

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7.	The Board’s Chair ensures the body’s proper internal functioning by implementing formal annual assessment processes.

Annually, Pampa’s Board performs a self-assessment through a questionnaire analyzing its performance and management. Each member completes the questionnaire, and the executive legal affairs department will review the results to propose performance improvements, if necessary. This process allows for optimizing the Board’s functioning, thus applying the recommended practice.

8.	The Chair generates a positive and constructive work environment for all the Board members and ensures they receive ongoing training to stay permanently updated and enable them to exercise their duties properly.

The Chair leads the Board of Directors’ meetings to ensure their orderly progress and proper development, coordinating the body’s correct functioning through its Corporate Secretary’s Office. In their absence, the Chair is replaced by the Vice-Chair or, in the latter’s absence, by another Board member. Meetings are convened in accordance with the terms established in the body’s rules and regulations, ensuring a proper analysis of topics.

Directors with executive functions are in permanent contact with Pampa’s different areas, ensuring a comprehensive business vision and constant updating. In Board meetings, members of the different departments are invited to answer queries on specific topics, warranting monitoring and follow-up of the goals set for the fiscal year. This update extends to the Audit Committee’s independent directors.

The Company implemented a continuous training program for Board members in different key management areas. In fiscal year 2024, updates on cybersecurity and other strategic topics were provided for the Board and the Audit Committee. This process will continue in fiscal year 2025.

9.	The Corporate Secretary’s Office supports the Board’s Chair in its administration and assists in communications among shareholders, the Board and the management.

Pampa applies this practice through the Board’s Corporate Secretary’s Office, integrated into the executive legal affairs department, whose main duties are: (i) coordinating the Board meetings’ agendas with the Board’s Chair and members, as well as with management, prioritizing key management areas; (ii) organizing and sending in advance the necessary information for meetings; (iii) coordinating the drawing up, dissemination and approval of the meetings’ minutes; (iv) facilitating communication among Board members, management and their counselors; (v) filing the Board meetings’ documentation; (vi) providing administrative support to the Committees created under the Board’s scope; (vii) coordinating Shareholders’ Meetings, the shareholders’ registry and directors’ participation; (viii) preparing, updating and sending the onboarding program for new Board members; and (ix) performing administrative procedures associated with the Board, the Committees and the Shareholders’ Meeting. These functions are carried out under the supervision of the Chair, who remains focused on their strategic role.

10.	The Board’s Chair ensures participation by all its members in developing and approving a succession plan for the Company’s General Manager.

Although the Company does not have a formal succession plan, it applies a defined principles-based approach. In evaluating the organizational structure, the Board has appointed the CEO and CFO, considering their track record and capabilities. It is worth highlighting that the Board Chair’s role is independent of the CEO’s. In this sense, the Board’s Chair, together with the human resources department, defines the competencies and values that a future CEO must have in line with the Company’s mission, vision and values. Currently, the implementation of a succession plan is not deemed necessary.

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C.	Composition, nomination and succession of the Board of Directors

Principles

ix.	The Board of Directors should have adequate independence and diversity levels to make decisions based on the Company’s best interests, avoiding group thinking and decision-making by dominant individuals or groups.
x.	The Board of Directors should guarantee that the Company has formal procedures in place for proposing and nominating candidates to hold positions within the Board as per a succession plan.
11.	The Board of Directors has at least two members with an independent status according to the current criteria established by the CNV.

The Company applies the recommended practice since, as of the issuance of the Annual Report, the Board of Directors has 5 independent directors and 5 independent alternate directors. Besides, as indicated in Practice 3, the Audit Committee is composed exclusively of independent members, exceeding the majority requirement required by local regulations.

12.	The Company has a Nomination Committee consisting of at least three members, who are presided over by an independent director. If chairing the Nomination Committee, the Board’s Chair will refrain from participating in discussions for their successor’s appointment.

Pampa’s Board of Directors approved the Nomination Policy, which establishes the creation of the Nomination Committee to assist in the Board members’ nomination and appointment process. This committee, which reports to the Board, is composed of 3 regular members and an equal or lesser number of alternates. Its Chair is an independent director as per the CNV Rules, thus complying with the recommended practice.

13.	Through the Nomination Committee, the Board of Directors develops a succession plan for its members, guiding the candidates’ pre-screening process for filling vacancies. It considers the non-binding recommendations made by its members, General Manager and shareholders.

Pampa’s Board approved the Nomination Policy, which sets the independence, incompatibilities and diversity guidelines applicable to its Board members. Under this policy, a Committee was created to manage the candidates’ identification and evaluation, assisting the Board and shareholders in the election of candidates during the Shareholders’ Meeting as per current regulations, especially Section 12 of Pampa’s Bylaws, which establishes the selection through lists to ensure greater transparency in the process.

The Committee also makes a prior and non-binding assessment of the nominees proposed by the Board, considering factors such as independence, diversity, age, skills and experience, always under objective criteria and within an equal-opportunity framework. Currently, the Board is composed of professionals from various areas, such as economics, business administration, finance, engineering and law. Out of the 20 directors, 11 are women (4 regular and 7 substitute directors). All directors receive the same compensation, promoting an inclusive culture that advances analysis, discussion, and fair decision-making. In this way, the Company applies the recommended practice.

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14.	The Board of Directors implements an onboarding program for its newly elected members.

The Company applies the recommended practice since the Board, through its Corporate Secretary’s Office, offers new members an onboarding program that includes a general overview of the Company and its main corporate bodies, corporate governance practices, Code of Conduct, and main policies. The documentation and information necessary for exercising the position are provided, and they are included in the Board’s distribution list, which allows them to receive the documentation before their first participation. To complement the training, meetings are organized with each area’s leaders to clear doubts and become familiar with the Company’s business. Pampa’s managers are available to provide answers on and supplement any required information, in line with the permanent interaction set out in Practice 8 in Appendix I of this Annual Report.

D.	Compensation

Principle

xi.	The Board should generate compensation-based incentives to align the management —led by the General Manager— and the Board with the Company’s long-term interests so that all directors may equitably comply with their obligations towards shareholders.
15.	The Company has a Compensation Committee consisting of at least three members, all independent or non-executive.

In line with our Compensation Policy, Pampa has a committee assisting the Board and/or the Shareholders’ Meeting in determining the Board’s compensation and designing and following up on compensation and/or benefit policies and/or plans. This policy establishes that the directors’ compensation must be aligned with domestic peer companies’ standards.

The Compensation Committee, which reports to Pampa’s Board, consists of three regular members and an equal or smaller number of alternate members, none of whom may hold executive functions at Pampa. Currently, all of its members are independent, ensuring compliance with the recommended practice.

16.	Through the Compensation Committee, the Board of Directors establishes a compensation policy for the General Manager and Board members.

As part of the recommended practice, our Compensation Policy establishes that the Compensation Committee should issue a prior opinion on the Directors’ compensation, ensuring that it is competitive in the market and complies with applicable regulations. This opinion is submitted to the Board of Directors and the Shareholders’ Meeting. It is worth highlighting that this recommendation does not impact the benefits policy applicable to the rest of Pampa’s employees.

Pampa’s compensation and benefits policy seeks to balance external competitiveness and in-house equity, adjusting the salary structure and benefits through market surveys. For the main officers, including Pampa’s CEO and key staff, in 2017, the Board approved variable compensation plans to align its performance with the Company’s strategic plans, linking compensation to shareholder value creation.

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E.	Control environment

Principles

xii.	The Board of Directors should ensure a controlled environment consisting of internal controls developed by the management, the internal audit, risk management and regulatory compliance areas, and an external audit establishing the necessary defense lines to guarantee integrity in the Company’s operations and financial reports.
xiii.	The Board should ensure a comprehensive risk management system, allowing the management and the Board to direct the Company toward its strategic goals efficiently.
xiv.	The Board should ensure there is a person or department (according to the business size and complexity, the nature of its operations and the risks it faces) responsible for the Company’s internal audit. This audit, aimed to evaluate and audit the Company’s internal controls, corporate governance processes and risk management, should be independent and objective and have clearly defined reporting lines.
xv.	The Board’s Audit Committee will comprise qualified and experienced members and should exercise its functions transparently and independently.
xvi.	The Board should establish appropriate procedures to ensure the external auditors’ independent and effective performance.
17.	The Board of Directors determines the Company’s appetite for risk and supervises and guarantees the existence of a comprehensive risk management system identifying, assessing and deciding on the course of action and monitoring the risks faced by the Company, including, but not limited to, environmental and social risks, as well as those inherent in the business in the short and long term.

Pampa comprehensively manages the risks that may affect the organization and stakeholders. To such effect, it has several standards in place:

•	The Business Risk Management Policy, approved by the Board of Directors, establishes the responsibilities, functions and methodology for managing the risks that may impact the Company. Its focus comprises financial risks, and its results are presented to the Audit Committee and management.
•	At the operational level, the Risk Management Procedure defines how to identify, assess and mitigate threats to the safety of people, the environment, and the Company’s assets and reputation. Supplementarily, the Risk Management Matrix (RMM) allows for the measurement and management of operational risks with homogeneous criteria, prioritizing critical risk reduction.
•	In environmental matters, the Risks and Potential Impacts on Biodiversity Management Procedure addresses risk management and impacts on biodiversity at all stages of the Company’s projects and operations life cycle.
•	For assets and data protection, the Information Security Policy establishes guidelines to safeguard technology, information and identities, maintaining confidentiality, integrity and availability and minimizing associated security risks. Moreover, the Asset Assurance Policy seeks to identify and mitigate security risks that may affect Pampa’s teammates and assets.
•	The Risk Analysis and Assessment Study Procedure guarantees the quality of procurement and contracting processes by identifying threats and managing associated risks.

All detected risk factors are disclosed in the Risk Factors section of document 20-F filed with the SEC. Pampa applies the practice in the way described.

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18.	The Board monitors and reviews the independent internal audit’s effectiveness and guarantees the resources to implement an annual risk-based audit plan and a direct reporting line to the Audit Committee.

Pampa applies the recommended practice since the internal audit department reports functionally to the Audit Committee and administratively to the CEO.

At the beginning of each fiscal year, the internal audit area submits its annual work plan for review and approval, together with the necessary resources for its implementation. Quarterly, it reports to the Committee on the plan’s progress, the work carried out and the most relevant findings. Annually, the Audit Committee evaluates the internal audit’s independence and performance in its areas of competence, disclosing its conclusions in its annual report.

19.	The internal auditor or the members of the Internal Audit department are independent and highly qualified.

The Company applies the recommended practice under Practice 18 as it provides for the internal audit department to report directly to the Audit Committee, which evaluates its independence annually.

This department is made up of highly qualified professionals in terms of both training and experience in the field. It operates under governing rules aligned with the best practices and standards suggested by The Institute of Internal Auditors. To fulfill its duties, it has unrestricted access to the Company’s records, files, documents, assets, officers and teammates. It has the power to audit all organizational levels, including management autonomously.

20.	The Board of Directors has an Audit Committee that acts based on rules. The Committee is mainly composed of and chaired by independent directors and does not include the General Manager. Most of its members have professional experience in financial and accounting areas.

Pampa complies with the recommended practice as it has an Audit Committee acting based on its rules, which establish its functions and operating standards. As mentioned in Practice 3, the Committee is composed entirely of independent directors, exceeding the local independent majority requirement. The Board of Directors seeks to ensure that most Audit Committee members have professional financial and/or accounting expertise, an aspect assessed when nominating new members and taken into consideration by the Nomination Committee in its prior opinion.

Its main functions include (i) expressing its opinion on external and internal auditors’ appointment and performance; (ii) supervising the internal control system and risk management; (iii) rendering its opinion on related-party transactions for a relevant amount disclosed to the market under the legal regulations in force; (iv) expressing its opinion on the compensation proposed by the Board; (v) rendering its opinion on the conditions for the issuance of shares or convertible securities in the case of a capital increase; and (vi) checking compliance with the applicable standards of conduct. Moreover, the Committee must appoint one of its members as a financial expert, as required by Section 407 of the Sarbanes-Oxley Act.

21.	With the Audit Committee’s opinion, the Board of Directors approves an external auditors’ selection and monitoring policy, establishing the indicators to consider when submitting a recommendation on re-electing or substituting the external auditor for the Shareholders' Meeting.

Every year, the Audit Committee assesses the external auditor’s independence, planning and performance during the presentation and publication of Pampa’s annual FS. The assessment is based on objective indicators such as quality of reports, key audit issues, use of technology, responsiveness and industry experience, among others. Under Section 18, Title V, Chapter III of the CNV Rules (restated in 2013) and the Audit Committee’s internal rules, an informed opinion is issued in this regard.

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During the year, the Committee meets quarterly with the external auditors to discuss the Company’s FS and other relevant matters. Pampa also implements an external auditor’s services pre-approval process, establishing an internal process that guarantees compliance with regulations and allows the Committee to pre-authorize any service requested by the Company or its subsidiaries. In this way, the Company applies this practice.

F.	Ethics, integrity, and compliance

Principles

xvii.	The Board should design and establish appropriate structures and practices to promote a culture of ethics, integrity and regulatory compliance, preventing, spotting and addressing serious personal or corporate misconduct.
xviii.	The Board will ensure that formal mechanisms are established to prevent or, failing that, deal with conflicts of interest that may arise in the Company’s administration and management. It should have standard procedures to guarantee that related-party transactions are conducted in the Company’s best interest, as well as fair treatment to all its shareholders.
22.	The Board of Directors approves a Code of Ethics and Conduct reflecting ethical and integrity values, principles, and the Company’s culture. The Code of Ethics and Conduct is communicated to and binding on all the Company’s directors, managers and employees.

Pampa has a Code of Conduct that guides decision-making in daily activities and defines how to meet challenges and the principles to ensure a service of excellence for our customers and to strengthen relationships with suppliers, teammates, shareholders, authorities, intermediate organizations and the community at large.

The Code of Conduct is available on Pampa’s website and must be expressly accepted by all Pampa’s teammates and Board and Supervisory Committee members. In this way, the Company applies the recommended practice.

23.	The Board establishes and periodically reviews an Ethics and Integrity Program based on risks, dimensions and financial capacity. The management visibly and unequivocally supports the plan by appointing an in-house officer responsible for developing, coordinating, supervising and periodically assessing the program’s effectiveness. The program provides for: (i) periodic training for directors, managers and employees on ethics, integrity and compliance issues; (ii) internal channels to report irregularities, which are open to third parties and adequately disseminated; (iii) a whistleblower retaliation protection policy and an internal investigation system that respects the rights of the individuals under investigation and imposes effective sanctions for violations to the Code of Ethics and Conduct; (iv) policies on integrity in bidding processes; (v) mechanisms for the Program’s periodic risk analysis, monitoring and assessment; and (vi) procedures checking the integrity and background of third parties and business associates (including due diligence for verifying irregularities, illegal acts or the existence of vulnerabilities in corporate transformation and acquisition processes), including suppliers, distributors, service providers, agents and brokers.

Pampa applies the recommended practice through its Integrity Program, which groups internal actions, mechanisms and procedures to promote integrity and prevent, detect and correct possible irregularities and illegal acts. This Program has been designed per the mandatory and optional requirements provided in Sections 22 and 23 of Law No. 27,401 and applicable regulations.

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The Board has appointed Pampa’s internal audit department as responsible for leading, developing, coordinating and supervising the Program. Existing mechanisms include the Ethics Hotline, a confidential and exclusive channel to report irregularities or violations of the Code of Conduct, which is available via telephone, chat, e-mail, and website. An external provider operates this channel to ensure transparency and protect information integrity.

Received complaints are analyzed under specific policies and procedures, including the Procedure for Handling Complaints. The channel is managed by the Audit Committee, which delegates its management to the internal audit department. In turn, this department reports quarterly to the Committee on the cases received and the resolutions adopted. The Committee supervises the channel’s functioning and the management of complaints on issues within its authority.

The Integrity Program is complemented with key policies, such as (i) the Policy against fraud, corruption and other irregularities, which reaffirms transparency and business ethics; (ii) the Conflicts of interest policy, which defines these cases and the procedures to be observed; and (iii) the Gifts, entertainment and travel paid to/by third parties policy, which establishes clear criteria for their acceptance and maximum values, as well as the procedure for requesting exceptions.

These provisions, together with the Code of Conduct, include clauses on the obligation to report any suspected or evidenced violation of laws and/or regulations, as well as the prohibition of retaliation against anyone filing a report in good faith or refusing to participate in acts of corruption. In fiscal year 2024, the Company implemented several actions targeted at all teammates to disseminate and raise awareness of the Program.

24.	The Board ensures the existence of formal mechanisms to prevent and address conflicts of interest. In related-party transactions, the Board approves a policy establishing each corporate body’s role and defining how to identify, manage and disclose transactions detrimental to the company or only to certain investors.

The Code of Conduct establishes that all covered parties should avoid conflicts of interest, i.e., situations where personal interests interfere or appear to interfere with responsibilities towards Pampa, affecting the objectivity of decisions. To regulate these cases, the Conflicts of Interest policy defines what is considered a conflict of interest at Pampa and describes the procedures to ensure compliance with the law and internal policies to prevent fraud, corruption and other irregularities.

Pampa also has a policy on related-party transactions that regulates all high-value transactions for an amount equal to or higher than 1% of Pampa’s shareholders’ equity and involves individuals and/or legal entities deemed related parties under Section 72 of the CMA. These transactions must be subject to a specific prior authorization and control procedure, coordinated by the executive legal affairs department, involving both the Board of Directors and the Audit Committee, as appropriate. This policy is in strict conformity with current regulations.

In compliance with these regulations, Pampa discloses its contracts with related parties in its annual and quarterly FS. Additionally, all high-value transactions are evaluated by the Audit Committee and immediately reported as a ‘relevant event’ to the CNV and the markets where Pampa is listed.

The Audit Committee is responsible for informing the market about transactions that may generate a conflict of interest with members of corporate bodies or controlling shareholders. Also, when required by law, it issues a well-founded opinion on related-party transactions and communicates any potential conflict of interest at Pampa. When a Board member has a personal interest in a matter, they must abstain from voting. In this way, the Company applies this practice.

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G.	Shareholder and stakeholder participation

Principles

xix.	The Company should treat all its shareholders equitably. It should guarantee equal access to non-confidential information relevant to decision-making at the Company’s Shareholders’ Meetings.
xx.	The Company should promote active involvement by all shareholders based on appropriate information, especially regarding the Board’s composition.
xxi.	The Company should have a transparent Dividend Distribution Policy aligned with the strategy.
xxii.	The Company should take into consideration its stakeholders’ interests.
25.	The Company’s website discloses financial and non-financial information, providing timely and equal access to all investors. The website has a specialized area to address investors’ inquiries.

Pampa applies the recommended practice as it has a website with a dedicated ‘Investors’ section, where it constantly updates information relevant for shareholders and the investing public at large, such as FS, filings with regulatory agencies (SEC and NYSE), relevant events and corporate governance policies, among others. Besides serving as an information repository, the site allows for managing queries handled by the investor relations and sustainability team.

To strengthen communication and transparency, Pampa also uses several social media platforms (Facebook, TikTok, Instagram, Twitter and LinkedIn) to share relevant information about the organization and its performance.

26.	The Board should ensure a process to identify and classify its stakeholders and a communication channel for them.

At Pampa Energía, proximity, transparency and cooperation are fundamental pillars for building solid and long-lasting relationships with our internal or external stakeholders. Following the AA1000SES Accountability guide, the materiality analysis performed for the last Sustainability Report, the Strategy Map, the Balanced Scorecard and the GRI sector standard for oil and gas companies, we have identified our main stakeholders according to their responsibility, influence, proximity, dependence and representation.

The Sustainability Report, published annually and available on our website, details these groups and the communication channels used to maintain a fluid dialog:

•	Teammates: meetings with management, Conecta, institutional website pampa.com, ethics hotline, Sustainability Report, Microsoft Teams messaging network and social media.
•	Government: accountability under regulations in force, Annual Report and FS, meetings with officers, institutional website, ethics hotline, Sustainability Report and social media.
•	Community: Social Responsibility Committee, ethics hotline, Sustainability Report, institutional website, meetings and surveys to participants in social investment programs and social media.
•	Investors: Annual Report and FS, 20-F Form, reports requested by the CNV and the SEC, quarterly earnings releases, earnings videoconferences, ethics hotline, Sustainability Report, investor website ri.pampa.com and social media.
•	Suppliers: meetings and gatherings with suppliers, ethics hotline, institutional and supplier website, Sustainability Report, SAP ARIBA platform and social media.
•	Customers: institutional and customer websites, customer service channel, ethics hotline, Sustainability Report and social media.
•	Corporate associations: ethics hotline, industry chambers’ meetings, institutional website and social media.

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•	Media: institutional website, Annual Report and FS, ethics hotline and social media.
•	Unions: meetings with union representatives, ethics hotline, institutional website, Sustainability Report and social media.

Given our broad geographic presence and operational complexity, each asset maps its key audiences and adapts its relationship-building strategy to generate a positive social impact on local communities.

Through the Strategic Map and the Balanced Scorecard, we define relationship-building priorities, set objectives and implement concrete action plans in our power generation assets in Buenos Aires, Bahía Blanca, Mendoza, Neuquén and Salta. This allows for more efficient, sustainable management with greater business and community impact.

In 2024, we reviewed and updated the Sustainability Report’s material topic identification process. This analysis evaluated the relevance of ESG aspects for both our stakeholders and the business, considering sector trends and reporting standards such as GRI and SASB. We applied a dual materiality approach, incorporating the ESG-related financial risk perspective. The process included the review of the materiality survey conducted in 2021, collecting more than 500 responses and 350 comments. This allowed us to prioritize the most relevant reportable impacts and identify 34 ESG topics, grouped into 13 material topics, introducing ‘Child labor’ for the first time compared to the 2022 Report. All material topics, together with key comments and opinions, were reviewed by the investor relations and sustainability department and presented to the Board. In this way, Pampa reinforces its commitment to best practices in this field.

27.	Before a Shareholders’ Meeting, the Board submits a 'provisional information package' through a formal communication channel, allowing shareholders to make non-binding comments and share dissenting opinions on the Board’s recommendations. The latter will expressly give its opinion on the received comments as necessary.

When convening a Shareholders’ Meeting, the Board submits proposals for each item on the agenda, except in case there is a potential conflict of interest, where it abstains. All supporting information is made available to shareholders in a suitable time so that they can analyze and vote accordingly. Shareholders and the investing public can make inquiries through the formal channel mentioned in Practice 25. This allows them to attend the Meeting with accurate information on the topics to be discussed.

Beyond the Meetings, Pampa encourages a permanent and fluid dialog with its shareholders through (i) the communication channel mentioned in Practice 25; (ii) the investor relations and sustainability department, which responds to concerns; (iii) quarterly videoconferences to disclose results and interact with management; and (iv) participation of Board and management members in the Meeting, who are open to answering questions on the agenda and management once the formal items have been addressed. In the way described, the Company applies this practice.

28.	The Company’s Bylaws contemplate that shareholders may receive the information packages for Shareholders’ Meetings through electronic means and participate in Shareholders’ Meetings virtually, allowing for the simultaneous transmission of sound, images and words, ensuring compliance with the participants’ equal treatment principle.

Pampa places the proposals mentioned in the previous item at the shareholders’ and investors’ disposal through the media established by the regulatory bodies (ByMA, CNV, SEC) and the Company website ri.pampa.com. In addition, we offer communication channels to maintain a permanent and fluid dialog throughout the year. Moreover, Section 30 of the Company’s Bylaws allows for holding electronic Shareholders’ Meetings with the simultaneous transmission of sound, images and words. Therefore, the Company applies the recommended practice.

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29.	The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividends will be distributed.

The Company has applied the recommended practice since the approval of its Dividend Policy in 2018. This policy seeks a balance between distributed amounts and investment plans, ensuring clarity, transparency and consistency so that shareholders can make informed decisions in compliance with the Company’s bylaws and the current regulations. The Board of Directors prudently assesses the possibility of paying dividends each fiscal year, considering the period’s economic conditions.

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Glossary of terms

Term	Definition
+GC Panel	ByMA’s Corporate Governance Plus Panel
2026 CB	CB with an interest rate of 9.5 and a face value of US$293 million, maturing in December 2026.
2027 CB	CB with an interest rate of 7.5 and a face value of US$750 million, maturing in January 2027.
2031 CB	CB with an interest rate of 7.95 and a face value of US$410 million, maturing in September 2031.
2034 CB	CB with an interest rate of 7.875 and a face value of US$360 million, maturing in December 2034.
ABOL	Argentine Business Organizations Law No. 19,550
ADR/ADS	American Depositary Receipts
AR$	Argentine Pesos
Bases Law	Law No. 27,742 enacted on July 8, 2024
Bbl	Barrel
BCRA	Central Bank of the Republic of Argentina
Board of Directors / The Board	Pampa Energía’s Board of Directors
Boe	Barrels of oil equivalent
BTU	British Thermal Unit
Bylaws	Pampa Energía’s Bylaws
ByMA	Buenos Aires Stock Exchange
CAMMESA	Argentine Wholesale Electricity Market Clearing Company
CAU	Charge for access and use
CB	Corporate Bond(s)
CCGT	Combined Cycle
CCL	An AR$ security settled in foreign markets
CEADS	Consejo Empresario Argentino para el Desarrollo Sostenible (Argentine Business Council for Sustainable Development)
CEE	Emergency Executive Committee
CENCH	Hydrocarbon unconventional exploitation concession
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CMA	Capital Markets Act No. 26,831
CNG	Compressed Natural Gas
CNV	Argentine Securities and Exchange Commission
The Code	Pampa’s Code of Corporate Governance
CPB	Central Piedra Buena S.A.
CPI	Consumer Price Index

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CT	Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán thermal power plant
CTG	Güemes thermal power plant
CTGEBA	Genelba thermal power plant
CTIW	Ingeniero White thermal power plant
CTLL	Loma De La Lata thermal power plant
CTP	Piquirenda thermal power plant
CTPP	Parque Pilar thermal power plant
CVP	Variable Production Cost
Dam[3]	Cubic decameters
DIGO	Guaranteed Availability Commitments
DNU	Emergency Executive Order
DoP	Deliver or pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation, and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
ENARGAS	National Gas Regulatory Entity
ENARSA	Energía Argentina S.A.
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	National Electricity Regulatory Entity
ESG	Environment, Social and Governance
FLNG	Floating liquefaction of natural gas
FO	Fuel Oil
FS	Financial Statements
FV	Face Value
FX	Nominal Exchange Rate(s)
GDP	Gross Domestic Product
GE	General Electric
GO	Diesel Oil
Government/Federal Government	Federal Government of the Republic of Argentina
GPM, former GPNK	Francisco Pascasio Moreno gas pipeline, former Presidente Nestor Kirchner gas pipeline
GRI	Global Reporting Initiative
GT	Gas turbine
GU	Large Users
GU300	Large Users with demands over 300 kW
GUDI	Large Distribution Company Users
GWh	Gigawatt-hour

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GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HI	Hydropower plants
HIDISA	Diamante hydropower plant
HINISA	Los Nihuiles hydropower plant
HPPL	Pichi Picún Leufú hydropower plant
ICE	Internal combustion engines
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Censuses
IT	Information Technology
Kb/kbbl/kboe	Thousand barrels/thousand barrels of oil equivalent
Km	Kilometer
Kton	Thousand tons
kV	Kilovolt
kW	Kilowatt
LNG	Liquefied Natural Gas
LPG	Liquefied Petroleum Gas
M3	Cubic meters
MAT	Term Market
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million BTU
MECON	Ministry of Economy
MerVal	Buenos Aires Securities Market
MEyM	Former Ministry of Energy and Mining
MULC	Free and Single Foreign Exchange Market
MW	Megawatt
MWh	Mega watt-hour
N.a.	Not applicable
NGL	Natural Gas Liquids
NYSE	New York Stock Exchange
OCP	Oleoducto de Crudos Pesados
OldelVal	Oleoductos del Valle S.A.
OTASA	Oleoducto Trasandino Argentina SA
Pampa/the Company /the Group	Pampa Energía S.A. and its subsidiaries
Pampa Foundation	Pampa Energía Foundation
PEA	Arauco wind farm, stage 1 and 2
PEMC	Mario Cebreiro wind farm
PEN	National Executive Branch
PEPE	Pampa Energía wind farm

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PIST	Transportation System Entry Point, or natural gas price at the wellhead
Plan Gas.Ar	Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20, 730/22 and supplementary provisions)
Polisur	PBB Polisur S.A.
PPA	Power Purchase Agreement
PPI	Producer's Price Index
Priority Demand	Set of residential users, hospitals, schools, healthcare centers, and other essential services (from the launching of Plan Gas.Ar, it does not include CNG)
Q1/2/3/4 23	First/Second/Third/Fourth quarter of 2023
Q1/2/3/4 24	First/Second/Third/Fourth quarter of 2024
QHSE	Quality, Health, Safety, and Environment
Res.	Resolution(s)
RIGI	Régimen de Incentivo para Grandes Inversiones (Incentive Regime for Large Investments)
RQT	Five-Year Tariff Review
S&P	Standard & Poor’s Global Ratings
SADI	Argentine Power Grid
SASB	Sustainability Accounting Standards Board
SCEyM	Secretariat of Energy and Mining Coordination
SDG	Sustainable Development Goal(s)
SE	Secretariat of Energy
SEC	Security and Exchange Commission
SEE	Sub-secretariat of Electric Energy (former Secretariat of Electric Energy)
SESA	Southern Energy S.A.
SGE	Former Government Secretariat of Energy (former Ministry of Energy)
ST	Steam turbine
Telcosur	Telcosur S.A.
TGS	Transportadora de Gas del Sur S.A.
TJSM	José de San Martín thermal power plant
TMB	Manuel Belgrano thermal power plant
Ton	Metric ton
ToP	Take or pay
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TWh	Terawatt-hour
US$	US Dollars
VAR	Vientos de Arauco Renovables S.A.U.
VMOS	Vaca Muerta Oil Sur
WEM	Wholesale Electricity Market

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